CHUGAI
Roche Group



CHUGAI PHARMACEUTICAL CO., LTD.

Annual Report 2006

Profile

Chugai Pharmaceutical is working to fulfill its motto "Creating innovative drugs in unique ways" by developing revolutionary new drugs from Japan based on one of the most state-of-the-art drug discovery platforms in the Japanese pharmaceutical industry.

Chugai has been active in biopharmaceutical research since the 1970s. In-house research capabilities and infrastructure are being strengthened further by our strategic alliance with Roche*, enabling Chugai to accelerate the creation of promising new compounds, including antibody drugs, focused in the three fields of "oncology," "renal diseases," and "bone and joint diseases."

With 17 new molecular entities in the development pipeline as of December 2006, Chugai ranks in the top class among its peers in the Japanese industry. We have increased the speed of new drug development by utilizing our global development structure and collaborative relationship with the Roche Group. In 2006, Chugai completed the filing of applications for eight products, including products that are expected to make major contributions to medical care.

Other efforts to strengthen the company have also begun. In May 2006, for example, Chugai spun off the Production Division as a wholly owned subsidiary in order to simultaneously pursue the enhancement of production technologies and the streamlining of production functions.

*Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. Chugai became a member of the Roche Group when it entered into a strategic alliance with Roche in October 2002. Genentech, one of the world's leading biotech companies and the leading provider of anti-tumor therapeutics in the United States, is also a member of the Roche Group.

Contents

Forward-Looking Statements
This annual report includes forward-looking statements pertaining to the business and prospects of the Company. These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note:
The information regarding pharmaceuticals (including products under development) is not intended for advertising, promotion or medical advice.



(Cover)
Research (Ukima)
Tomoko Sawamura

The Proof is in the Process



The Year in Brief 2006

- Despite the harsh business environment, consolidated net sales for FY2006 decreased by only 0.3% compared with the previous fiscal year to 326.1 billion yen. The negative impact on Chugai from the National Health Insurance (NHI) drug reimbursement price revisions in April 2006 was 7.2% on average, higher than the 6.7% industry average, largely due to the recalculation of the prices of anti-influenza agent Tamiflu and antitumor agent Rituxan. Also, our mainstay product Epogin, a recombinant human erythropoietin, was affected by a change in the medical fee reimbursement scheme, where use of erythropoietin was comprehensively incorporated within the medical fee points for dialysis as a flat-sum reimbursement.

- With regard to profits, consolidated operating income declined 26.4% from the previous fiscal year to 58.3 billion yen due to the impact of the NHI drug reimbursement price revisions and our proactive R&D activities.

- R&D expenses for the year totaled 54.6 billion yen. The clinical trials of our development products made steady progress, and we completed the filing of applications of eight products, including some that have already gained high international recognition such as R435 (product name: Avastin) and R1415 (product name: Tarceva).

- With respect to organizational and structural aspects, we established the Oncology Unit in FY2006 to enhance and integrate sales functions in the oncology field where our product lineup is rapidly expanding, and the Actemra Medical Business & Science Department in order to promote sales of Actemra, the first antibody drug created in Japan. In addition, we spun off the Production Division into a wholly-owned subsidiary, Chugai Pharma Manufacturing Co. Ltd., to pursue enhancement of our in-house production technology and cost efficiency. In 2007, we will establish the Drug Safety Unit within the Corporate Regulatory Compliance and Quality Assurance Division, with a view to ensuring steady implementation of safety strategy management.

The applications for 8 products in 2006

1Q	2Q	3Q	4Q
	R1415 TARCEVA* NSCLC		
OXAROL Psoriasis	R435 AVASTIN CRC	INVIRASE[3] HIV	HERCEPTIN Adj.BC
XELODA Adj.CC	ACTEMRA[1] RA, sJIA		
	EPOGIN[2] Renal Anemia		

*Planned product names
1 additional formulation
2 additional dosage and administration
3 additional formulation, dosage and administration
Invirase obtained approval in September

Financial Highlights

Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries
Years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003, March 31, 2003

					Millions of yen (Except as otherwise specified)	Thousands of U.S. dollars*2 (Except as otherwise specified)
	2006.12	2005.12	2004.12	2003.12	2003.3	2006.12
Results for the year:						
Net sales	¥ 326,109	¥ 327,155	¥ 294,671	¥ 232,748	¥ 237,391	$2,740,412
Operating income	58,347	79,169	51,497	42,719	30,317	490,311
Income before income taxes and minority interests	62,956	86,179	57,488	49,244	6,860	529,042
Net income (loss)	38,418	53,632	34,117	28,446	(20,135)	322,840
Research and development expenses	54,609	50,058	48,166	43,525	48,511	458,899
Amounts per share: (Yen and U.S. dollars)						
Net income (loss) - basic -	¥ 69.35	¥ 97.00	¥ 62.27	¥ 51.73	¥ (51.75)	$ 0.58
Net income (loss) - diluted -	69.26	96.33	61.34	50.94	—	0.58
Shareholders' equity	703.08	665.29	583.61	542.96	503.41	5.91
Cash dividends*3	30.00	34.00	18.00	13.00	16.00	0.25
Financial position at year-end:						
Total assets	¥ 462,124	¥ 456,442	¥ 411,449	¥ 405,197	¥ 425,301	$3,883,395
Interest-bearing debt	451	1,349	6,167	10,761	12,108	3,790
Total shareholders' equity	389,598	368,306	320,847	296,717	277,254	3,273,933
Number of shares outstanding	559,493,113	558,655,824	555,004,964	550,691,219	550,633,518	—
Number of employees*4	5,962	5,357	5,327	5,680	5,774	—
Ratios:						
Operating income to net sales (%)	17.9	24.2	17.5	18.4	12.8	—
Return on equity (%)*5	10.1	15.6	11.0	9.9	(8.5)	—
Total shareholders' equity to total assets (%)	84.3	80.7	78.0	73.2	65.2	—
Debt-to-equity ratio (%)	0.1	0.4	1.9	3.6	4.4	—
Interest coverage ratio (Times)*6	224.3	284.8	169.3	79.4	78.7	—
Research and development expenses to net sales (%)	16.7	15.3	16.3	18.7	20.4	—

*1 In June 2003, the Company changed its fiscal year-end from March 31 to December 31. As a result of this change, the nine months ended December 31, 2003 are presented as a transitional period. Figures are not fully comparable due to the merger with Nippon Roche, the spin-off of Gen-Probe and the sale of Chugai Diagnostics Science in the fiscal year ended March 2003, as well as the change in fiscal year-end in the year ended December 2003.
*2 The U.S. dollar amounts in the consolidated financial statements as of and for the year ended December 31, 2006 have been translated from Japanese yen amounts at the rate of ¥119 to U.S. $1.00, the exchange rate prevailing on December 31, 2006.
*3 Cash dividends per share are calculated on an unconsolidated basis. Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.
*4 Number of employees includes employees seconded to companies outside the Group.
*5 ROE = Net income/Total shareholders' equity (yearly average) x 100
*6 Interest coverage ratio = Net cash provided by operating activities (prior to deductions of interest paid and income taxes paid, and addition of income taxes refunded) / interest paid.

Net Sales


400 (Billions of yen)
300
200
100
0
237 391
232 748
294 671
327 155
326 109
'03/3 '03/12 '04/12 '05/12 '06/12

Net Income (Loss)


60 (Billions of yen)
40
20
0
-20
-40
53 632
34 117
38 418
28 446
-20 135
'03/3 '03/12 '04/12 '05/12 '06/12

Research and Development Expenses


60 (Billions of yen)
40
20
0
48 511
43 525
48 166
50 058
54 609
'03/3 '03/12 '04/12 '05/12 '06/12

Composition of Total Capital Employed


500 (Billions of yen)
(%) 100
400
300
200
100
0
80
60
40
20
0
425 301
405 197
411 449
456 442
462 124
'03/3 '03/12 '04/12 '05/12 '06/12
Total capital employed (left)
Other liabilities and minority interest (left)
Interest-bearing debt (left)
Total shareholders' equity (left)
Ratio of total shareholders' equity to total capital employed and minority interest (right)

Dear Shareholders and Investors

Both sales and income marked a downturn in FY2006 mainly due to the negative impact of the National Health Insurance (NHI) drug reimbursement price revisions. Net sales stood at 326.1 billion yen (0.3% lower than in the previous fiscal year) and operating income stood at 58.3 billion yen (26.4% lower than in the previous fiscal year).

However, this was also a year in which Chugai made strong progress toward achieving the targets in the Mid-Term Business Plan. We filed for the approval of eight products – a major challenge for the company – and commenced a series of fundamental reforms of our business processes, including production, sales and marketing, and regulatory compliance and quality assurance.

Review of Our FY2006 Consolidated Results

Strong Results, Excluding Tamiflu, Despite the Challenging Environment

The NHI drug reimbursement price revisions that were implemented in April 2006 had a negative impact of 6.7% on the industry, and 7.2% for Chugai, on average. Sales of our mainstay product Epogin, the recombinant human erythropoietin, stood at 63.4 billion yen (11.7% lower than in the previous fiscal year) due to the change in the medical fee reimbursement scheme, where use of erythropoietin was comprehensively incorporated within the medical fee points for dialysis as a flat-sum reimbursement. In addition, the 2006 influenza season was mild compared with the large-scale outbreak between February and March 2005, and as a result, ordinary seasonal sales (excluding sales for stockpiling by the Japanese Government) of the anti-influenza agent Tamiflu totaled 13.6 billion yen (61.3% lower than in the previous fiscal year).

In the midst of a particularly challenging business environment, new products launched since 2003*, such as osteoporosis treatment Evista, have recorded



robust and steady growth, with sales for the fiscal year standing at 26.7 billion yen (9.4% higher than in the previous fiscal year). Our anti-HER2 humanized monoclonal antibody Herceptin has also posted excellent results, which helped us to maintain net sales, excluding Tamiflu, at 288.2 billion yen (1.3% lower than in* the previous fiscal year), only a slight decline.

In terms of earnings, operating income stood at 58.3 billion yen (26.4% lower than in the previous fiscal year) and recurring profit was 60.9 billion yen (25.8% lower than in the previous fiscal year) due to a decrease in net sales, coupled with increases in the cost of sales and higher research and development expenses. All in all, Chugai's net income for the fiscal year under review declined by 28.4% to 38.4 billion yen after posting extraordinary profits and losses, which include losses related to the reorganization of offices and income from the sale of investment securities.

Under these circumstances, we have decided to pay an ordinary annual dividend of 30 yen per share, compared with 24 yen per share for the previous fiscal year, in light of our effort to increase the return to our shareholders. (Dividends for the previous year came to a total of 34 yen, an ordinary dividend of 24 yen + special dividends of 10 yen.)

On the balance sheet front, total assets stood at 391.6 billion yen, 23.3 billion yen higher than at the end of the previous fiscal year, and total shareholders' equity to total assets increased to 84.3% from 80.7% last year, further strengthening our financial position.

*Excluding Actemra (launched in June 2005) and Femara (launched in May 2006).

FY2006: A Year for Building the Foundations for a Leap Forward

Successful Filing of Eight Products as Driving Force for Future Growth

In FY2006, the most important task was the filing of the eight submissions for products that have been developed as the principal engines of growth for the company until 2010. This task was successfully completed.

These products are expected to make major contributions to healthcare. They include new drugs that have already gained a high international recognition, such as R435 (product name: Avastin; generic name: bevacizumab) and R1415 (product name: Tarceva; generic name: erlotinib), and drugs which have completed filing for additional indications with encouraging clinical trial results, such as Herceptin and the humanized anti-human IL-6 receptor monoclonal antibody Actemra. These products will be very important for the future growth of this company.

In July 2005, the Investigational Committee for Usage of Unapproved Drugs requested an early filing for R435 (product name: Avastin) and Chugai used the overseas results of Phase II and Phase III clinical trials conducted by Roche to complete the filing in April 2006*. In addition, we filed application for the additional indication of adjuvant therapy for breast cancer for Herceptin using the interim results from a large-scale global clinical trial implemented under the leadership of Roche. Our effective collaboration with Roche provided a major impetus for the achievement of the successful filing of all eight products in 2006.

*Positive recommendation for approval was granted by a consultative expert panel for the Japanese Ministry of Health, Labour and Welfare (MHLW) in February 2007.



Advancing Structural Reforms to Ensure Growth

FY2006 was also a year in which we implemented major organizational reforms.

As a means of further strengthening Chugai's presence in the oncology field—an area in which an ever-expanding product line-up has been emerging—we created the Oncology Unit to integrate our sales functions for cancer-related products. The Actemra Medical Business & Science Department was newly established with the aim of steadily developing Actemra, the first antibody drug to be produced in Japan, into a major product. We also enhanced the sales support functions in order to implement policies related to marketing activities more effectively at our sales branches.

The Production Division at Chugai was spun off into a wholly owned subsidiary, Chugai Pharma Manufacturing Co., Ltd., in May 2006 as we steadily made progress in the reorganization of our production structure into two plants, Fujieda and Utsunomiya. Through these efforts, we will continue to advance the pursuit of maintenance and enhancement of our in-house manufacturing technology and cost efficiency, one of the important goals in the Mid-Term Business Plan.

From 2007 onwards, we anticipate the launch of a number of new products into the market, including products that have novel mechanisms of action. In order to ensure that patients will have access to such products safely, we reorganized the Corporate Regulatory Compliance and Quality Assurance Division, and newly establish within the division the Drug Safety Unit which has overall responsibility for formulating and implementing company-wide safety strategies. In addition, we established Post-Marketing Surveillance (PMS) Promotion Offices in all branches of the company and further enhanced safety measures.

Apology for Voluntary Product Recall and Measures to Further Strengthen Quality Assurance System

In aiming to make a contribution to society through the supply of high-quality products, Chugai must make every effort to further strengthen its product quality assurance.

In June 2006, Chugai found that some product lots had continued to be shipped after a deadline for interim measures for changing the country of origin of bovine-derived materials sourced from the United States. The deadline stemmed from a partial amendment to the criteria on biologically-derived materials. As soon as the situation was discovered, Chugai suspended shipments of the lots in question and implemented a voluntary recall on the products that had already been shipped.

This case resulted in on-site audits by the Pharmaceuticals and Medical Devices Agency and the Ministry of Health, Labour and Welfare. Chugai submitted improvement measures concerning the handling of biologically-derived materials and the authority accepted them. In specific terms, we will use these measures in addition to the existing quality assurance procedures at Chugai to construct an internal system that enables the Quality Assurance Department at Chugai and the newly spun-off production subsidiary to accurately gather and share information concerning biologically-derived materials and to constantly cross check and confirm that such materials are being manufactured in accordance with government regulations.

We would like to offer our sincerest apologies for this incident. We are determined to steadily carry out the measures outlined above, and to further enhance quality assurance systems and measures throughout the company, thus preventing any reoccurrence.

Looking to FY2007 and Growth Thereafter

Follow Through on Strategic Investment in FY2007

We forecast that the products we filed for approval last fiscal year will only start to make a major contribution to our sales sometime in 2008 or later, while the world-wide trend toward medical cost reductions will continue. Therefore, the business environment will remain challenging in FY2007.

On the other hand, during FY2007 we also need to make a number of strategic investments. These include further qualitative and quantitative enhancements and improvements to our marketing structure in anticipation of the multiple new products that we will be launching into the market, and enhancement of our R&D system to ensure the steady development of promising candidate compounds in the development pipeline. In spring 2006, Chugai recruited 441 new personnel (new graduate recruits, including recruiting at affiliated companies), the largest number of new personnel ever recruited by the company. In 2007 we expect to recruit approximately 380 new personnel.

Since July 2006, Chugai has been reviewing all corporate operations from square one, and is implementing Business Process Reengineering (BPR) projects*, aiming to realize more efficient business processes that thoroughly eliminate redundancy and waste. The BPR projects are just one aspect of our unrelenting company-wide efforts to commit to reform, as we continue to build a more productive corporate structure.

*Please refer to page 30 for more details about the BPR project.

Innovation, the Source of Growth

In the Mid-Term Business Plan "Sunrise 2010," Chugai is aiming for more than merely the achievement of the numerical targets of 450 billion yen in net sales and 100 billion yen in operating profit. This company's primary aim is the achievement of: simultaneous worldwide development and launch of pharmaceuticals by making the most of our strategic alliance with Roche; maximization of product value through product life-cycle management; and the continuous creation of breakthrough pharmaceuticals originating in Japan, based on our leading biotech R&D capability, together with the chemical synthesis ability strengthened by the alliance. Of all of these goals, bolstering drug discovery is surely the most important challenge for Chugai's growth going forward.

In FY2006, a total of three research-stage projects (two in oncology, one in diabetes) were decided to be licensed out to Roche. Following on from Actemra, the licensing out of multiple products at the pre-clinical stage represents an important move toward building a win-win relationship between Chugai and Roche.

Chugai will pour further efforts into R&D activities, with the aim of continuously creating innovative new drugs.

To Our Shareholders and Investors

In addition to our efforts to enhance future growth by maximizing the value of products under development, including the eight products filed for approval in 2006, and those on the market, Chugai will further reinforce its earnings base to make it strong enough to withstand changes in the business environment over the mid- to long-term. Moreover, we aim to create new and promising products by capitalizing on our own strengths and our synergistic relationship with Roche to the maximum extent possible. By continuing to grow as a result of such measures, we aim to thus meet the expectations of our shareholders.

Concerning dividends, our basic policy is to maintain stable dividend payments to our shareholders with a consolidated dividend payout ratio of 30% or more on average, by making a comprehensive judgment by taking account of short-term fluctuations in earnings due to the effects of influenza epidemics, medium-to-long-term strategic investment funding needs, and earning prospects.

Looking toward the future, I would like to ask our shareholders and investors for your continued understanding and support for Chugai, as it enters another exciting phase in its growth.

March 2007

Osamu Nagayama
Chairman, President and CEO


FY 2010 Targets



Review of Operations

Cancer continues to be the leading cause of death in Japan, with more than 300,000 fatalities per year. Renal diseases include almost 250,000 dialysis patients whose numbers continue to grow by 4% a year. Bone and Joint diseases include osteoporosis, affecting one in two women aged 65 or older, and rheumatoid arthritis, a disease where the causes are not well understood and effective drug treatments remain few. In addition to these three areas – oncology, renal, and bone & joint – Chugai has designated fields such as immunology and infectious diseases as strategic business fields. [illegible] mission is to develop innovative pharmaceutical products that address unmet medical needs and to provide patients with those products as fast as possible.

To this end, Chugai is maximizing synergies through cooperation with the Roche Group. We are promoting global co-development of products to accelerate development and approvals, and advancing product lifecycle management to maximize product value. These efforts are producing definite results.



Oncology Field



Basic Strategy and Review of 2006 Results

Oncology is the field in which Chugai's pipeline is most extensive, and we are working hard to become the leading company in this field in the near future through the launch of a number of new products planned for 2007 and beyond.

In 2006, sales of Neutrogin, an agent for neutropenia associated with chemotherapy, the anti-HER2 monoclonal antibody Herceptin, and the 5-HT3 receptor antagonist Kytril, an antiemetic agent, were higher than in the previous year. Femara, an agent for breast cancer in postmenopausal women, was launched jointly with Novartis Pharma K.K. in May. Overall, although sales of the antitumor agents Furtulon and Xeloda declined, combined sales of Chugai's seven main products increased to 90.9 billion yen, 5.5 billion yen higher than in the previous year. Chugai currently has total share of 12.1% (3rd place) in the domestic market*.

We made great progress with our oncology development projects in the year under review. We filed applications for Xeloda (expected additional indication: adjuvant therapy for colon cancer), R435 (product name: Avastin, generic name: bevacizumab, expected indication: colorectal cancer), R1415 (product name: Tarceva, generic name: erlotinib, expected indication: non-small cell lung cancer), and Herceptin (expected additional indication: adjuvant therapy for breast cancer).

Chugai currently has 19 research-stage projects and six new molecular entities in development in oncology (as of the end of January 2007).

* IMS data. The scope of oncology market is defined by Chugai and includes supportive therapies.

Sales of the Major Products

Product Name (generic name)	Sales (Billions of yen)	Brief Overview	Launch Year in Japan
Neutrogin (lenograstim)	04: 27.8 05: 32.3 06: 36.1	Agent for neutropenia associated with chemotherapy	1991
Rituxan (rituximab)	04: 16.8 05: 17.8 06: 18.0	Anti-CD20 monoclonal antibody, antitumor agent	2001
Herceptin (trastuzumab)	04: 9.3 05: 11.2 06: 14.5	Anti-HER2 monoclonal antibody, antitumor agent	2001 (150mg) 2004 (60mg)
Kytril (granisetron)	04: 11.0 05: 12.2 06: 12.9	5-HT3 receptor antagonist, antiemetic agent	1992 2006 (bag)
Furtulon (doxifluridine)	04: 12.0 05: 9.2 06: 6.6	Antitumor agent	1987
Xeloda (capecitabine)	04: 2.1 05: 2.7 06: 2.5	Antitumor agent	2003
Femara* (letrozole)	04 05 06: 0.3	Aromatase inhibitor/ agent for breast cancer in postmenopausal women	2006

* Launched in May 2006.

Business Environment and Chugai's Strategy

Overview of Diseases

Cancer has been the single most common cause of death in Japan since 1981. In 2005, approximately 326,000 people died of cancer, 30.1% of all deaths in that year and the highest figure recorded since government surveys began in 1899.

Regulatory and Market Trends

Establishment of the Basic Act for Anti-Cancer Measures In June 2006, the Diet enacted the Basic Act for Anti-Cancer Measures, which stipulates the obligation of national and local governments to promote measures to fight cancer. The basic principle of the law is to develop optimal cancer treatment systems in every corner of the country so that patients can receive optimal treatment in accordance to their wishes ("the availability of optimal treatment" for cancer patients). It includes provisions for (1) improvement of cancer prevention and treatment technologies, (2) development of oncologists and "hub" institutions specialized in cancer, and (3) enhanced provision of information to patients.

The Changing Cancer Treatment Environment from the Patient's Perspective Measures introduced as part of the patient-centered cancer treatment policy are bringing about major changes in the Japanese cancer treatment environment.

The Basic Act for Anticancer Measures requires the national government to formulate a basic plan or policies to fight cancer after listening to the opinions of patients, their families, and experts. As a result of these patient-centered policies, great progress is being made in the training of oncologists and other healthcare professionals such as nurses and pharmacists working with oncologists. Advances were also seen in efforts such as establishing networks among the local medical institutions, by designating interregional hub cancer centers. In particular, in 2006 the first 47 medical oncologists were certified.

The "drug lag" problem – the inability of Japanese patients to gain access to global standard or state-of-the-art treatments – is also being addressed: the Investigational Committee for Usage of Unapproved Drugs was established in January 2005 to expedite filings of such drugs. In addition, medical care guidelines have been formulated for several types of cancer.

Treatment Methods

Cancer treatment is increasingly being based on a multidisciplinary approach which combines surgery, radiation therapy, and anticancer agents. In particular, the field of anticancer agents is evolving, and highly innovative medications such as molecular targeted drugs have been introduced. This has brought about a dramatic improvement in treatment outcomes in colorectal, lung and breast cancer, malignant lymphoma, and other forms of cancer. As the side-effect profiles of these drugs differ from those of conventional anticancer agents, it is now recognized that there is a need for cancer drug therapy specialists with a thorough knowledge of drug mechanisms of action, pharmacokinetics, and the effects of co-administration with other drugs.

Furthermore, in recent years, there has been a rapid increase in the number of cancer patients receiving drug treatment on an outpatient basis, which allows them to maintain their normal lifestyles. To ensure the medical safety of chemotherapy for these patients, a multidisciplinary approach involving close collaboration between oncologists and other healthcare professionals has become essential.

Chugai's Approach

To respond to these changes and build trust with those involved in the increasingly specialized cancer treatment environment, our medical representatives (MRs) are expected to (1) provide more advanced drug information, not only about the efficacy of drug therapy but also about such issues as side

Development Pipeline (As of February 7, 2007)

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)	Status Phase I	Phase II	Phase III	Filed	Approved
EPOCH	Chemotherapy-induced anemia*	epoetin beta /Epogin (Injection)	In-house				● '05/12	
R435	Colorectal cancer	bevacizumab /Avastin (Injection)	Roche /Genentech				● '06/04	
	Colon cancer (adjuvant)					● (Multinational study)		
	Non-small cell lung cancer				●			
R1415	Non-small cell lung cancer	erlotinib /Tarceva (Tablet)	OSI /Genentech /Roche				● '06/04	
	Pancreatic cancer				●			
R340	Colon cancer (adjuvant)*	capecitabine /Xeloda (Tablet)	Roche				● '06/03	
	Colorectal cancer*				●			
	Gastric cancer*				●			
R597	Breast cancer (adjuvant)*	trastuzumab /Herceptin (Injection)	Roche /Genentech				● '06/11	
	Gastric cancer*					● (Multinational study)		
MRA	Multiple myeloma	tocilizumab /Actemra (Injection)	In-house (Roche)		● (Overseas)			
				● (Overseas)				
R744	Chemotherapy-induced anemia	(Injection)	Roche		●			
R1273	Non-small cell lung cancer	pertuzumab (Injection)	Roche /Genentech	●				
TP300	Colorectal cancer	(Injection)	In-house	● (Overseas)				

effects and their management, the scientific basis for combination therapies, and the mechanisms of action of molecular targeted drugs; (2) strengthen communications with opinion leaders; (3) promote coordination between the hospitals networked with specialized cancer institutions; and (4) provide practical support to healthcare professionals.

Accordingly, Chugai further enhanced its sales force structure in 2006. Following the January 2006 opening of the Oncology District Offices in each prefecture, we established the Oncology Unit within the Sales Division in October 2006, integrating the sales functions for cancer-related products. The unit is composed of the following departments: the Oncology Disease Area Medical Business & Science Department 1, which handles R435 (product name: Avastin), the Oncology Disease Area Medical Business & Science Department 2, which handles oncology products other than R435, and the Oncology Disease Area Business Planning & Research Department, which is responsible for coordinating functions across different departments. Each of these departments provides independent, highly-specialized scientific information. Furthermore, the number of Oncology District Offices has been increased from 24 to 43, and they now report directly to the Oncology Unit instead of local branch offices. In line with this organizational change, the number of Oncology MRs has been increased by 100 to a total of 400, and they are now all affiliated to the Oncology District Offices.

Chugai's Product Lineup

Chugai has an extensive lineup of oncology products.

For example, we hold the Japanese marketing rights for a number of molecular targeted drugs that have high selectivity for tumor cells, provide effective treatment, and produce fewer side effects than are seen with conventional anticancer agents. They include the antitumor agent Rituxan, an anti-CD20 monoclonal antibody, and Herceptin, a humanized anti-HER2 monoclonal antibody. In November 2006, we filed an application for an additional indication for Herceptin as a postoperative adjuvant therapy for breast cancer, and we are currently conducting clinical trials to obtain an additional indication for gastric cancer. Also, we filed applications for two more molecular targeted drugs: R435* (product name: Avastin, indication: colorectal cancer) and R1415 (product name: Tarceva, indication: non-small cell lung cancer) in April 2006. Both of these drugs, as well as Herceptin, have been given priority review designations.

Chugai also markets the antimetabolite 5-FU (5-fluorouracil) antitumor agents, Furtulon and Xeloda, which have lower bone marrow toxicity and immunosuppression potential compared with other drugs of the same type. We also offer supportive therapies that reduce the side effects of anticancer agents, including the recombinant human G-CSF Neutrogin for neutropenia, and the antiemetic Kytril, a 5-HT3 receptor antagonist. In May 2006, we commenced joint marketing with Novartis Pharma K.K. of the aromatase inhibitor Femara for the treatment of breast cancer in postmenopausal women.

*R435 was recommended for approval in February, 2007.

1. Launched Products

Neutrogin

Product Overview Neutrogin is a recombinant human granulocyte-colony stimulating factor (G-CSF) developed by Chugai. G-CSF is a hematopoietic factor that specifically promotes the differentiation and growth of cells of the granulocytic series (especially neutrophils) in bone marrow. Neutrogin has the effect of reducing the period when the neutrophil count is low and promoting recovery in various types of neutropenia. Neutrogin is used to treat neutropenia that occurs as a side effect of anti-cancer agents, to mobilize peripheral blood

Oncology Unit



Before
Sales Division
Sales Coordination Dept.
Oncology Disease Area Medical Business & Science Dept.
Renal Disease Area Medical Business & Science Dept.
Product Research Dept.
Branch
Branch Staff Organization
Sales outlets
Oncology Disease Area Sect.
Renal Disease Area Sect.
General Disease Area Sect.
October 2006
Sales Division
Sales Coordination Dept.
Oncology Unit
Oncology Disease Area Coordination Dept.
Oncology Disease Area Medical Business & Science Dept.1
Oncology Disease Area Medical Business & Science Dept.2
Oncology Disease Area Sect.
Renal Disease Area Medical Business & Science Dept.
Product Research Dept.
Branch
Branch Staff Organization
Sales outlets
Renal Disease Area Sect.
General Disease Area Sect.

progenitor cells, to promote neutrophilia after hematopoietic cell transplantation, to treat neutropenia associated with myelodysplastic syndrome, aplastic anemia, HIV infection, and immunosuppressive therapy following kidney transplantation.

As of December 2006, Neutrogin has been approved in 74 countries around the world including Japan. Overseas, Neutrogin is sold under the name Granocyte, and sales have been increasing in recent years, primarily in France and Germany.

Achievements in 2006 and Strategy Going Forward In Japan, sales of Neutrogin declined 12% from the previous year to 14.3 billion yen, partly due to the impact of our voluntary recall* of products using US-origin fetal calf serum (FCS). Our share of the domestic market declined 1-2% points immediately after the recall but has recovered to approximately 40%. Furthermore, in the second half of 2006 we modified the bulk pharmaceutical manufacturing process to manufacture the drug with a serum-free process, and we started full-scale shipments of the new Neutrogin beginning in March 2007. Currently, we are continuing and enhancing our activities to provide information about the indicated diseases and the proper use of the drug in order to regain the trust of doctors, other healthcare professionals, and patients. We aim to make Neutrogin the market leader in 2007.

Overseas, sales increased steadily in the UK, Germany, France, and Italy, and the consolidated sales was 20.6 billion yen, 16% higher than the previous year.

*Please refer to page 6 for details on the voluntary product recall.

Rituxan

Product Overview Rituxan is a molecular targeted drug for the treatment of CD20-positive, B-cell non-Hodgkin's lymphoma. It works by binding to a specific protein (the CD20 antigen) found on the surface of normal and malignant B cells, activating the immune system to eliminate the marked cells. These are then replaced by healthy B cells from the bone marrow. Its efficacy has been confirmed in many overseas and domestic clinical trials, and it is now the standard therapy for non-Hodgkin's lymphoma.

As of February 2006, Rituxan has been approved in 101 countries around the world, including Japan, and has gained wide recognition internationally.

Achievements in 2006 and Strategy Going Forward In the April 2006 National Health Insurance (NHI) reimbursement price revisions, Rituxan was subject to a recalculation of its price due to expansion of the market. The new price is 13.1% lower than the previous one. Despite this, sales grew steadily to 18.0 billion yen, 1.1% higher than the previous year, due to an increase in the number of patients and the number of administrations per treatment. We aim to strengthen the position of Rituxan as a standard therapy not only for the initial treatment but also for follow-up treatments when symptoms recur, and to pursue additional prescription opportunities.

Herceptin

Product Overview Herceptin is a molecular targeted drug that targets the HER2 (Human Epidermal Growth Factor Receptor Type 2) protein that contributes to tumor cell growth. It is used to treat metastatic breast cancer in patients who overexpress HER2.

As of November 2006, Herceptin has been approved in 90 countries around the world, including Japan.

Achievements in 2006 and Strategy Going Forward Sales of Herceptin grew substantially to 14.5 billion yen, a 29.5% increase from the previous year, due to its increasingly widespread acceptance as a first-line therapy for treating metastatic breast cancer with HER2 overexpression. We expect that additional indications will be approved for this drug as adjuvant therapy for breast cancer, with its proven efficacy in preventing disease recurrence. We will expand sales of Herceptin further.

Cancer Mortality Rate (2001)


per 100,000 population
(By cancer type)
Male
(All cancers)
80
400
60
300
40
200
20
100
0
0
Stomach
Colon
Rectum and anus
Liver*
Pancreas
Lung
Non-Hodgkin lymphoma
All cancers
EU
US
Japan
per 100,000 population
(By cancer type)
Female
(All cancers)
50
250
40
200
30
150
20
100
10
50
0
0
Stomach
Colon
Rectum and anus
Liver*
Pancreas
Lung
Breast
Non-Hodgkin lymphoma
All cancers
EU
US
Japan

Source: WHO web site
* EU's liver is an average of UK, Germany and France

Furtulon/Xeloda

Product Overview Furtulon is an oral 5-FU nucleoside derivative which is converted into 5-FU, an anti-tumor substance, in the body. This type of drug is called a pro-drug, as its effect relies on its being converted into another substance with different characteristics that can efficiently reach the target. Xeloda was developed at the Kamakura Research Laboratories of the former Nippon Roche to improve the efficacy and safety of Furtulon. After Xeloda is absorbed by the body, it is gradually metabolized by certain enzymes present in high concentrations in the liver and the tumor and finally converted into 5-FU within the tumor. It is an innovative drug with high target specificity.

As of June 2006, Xeloda is the standard treatment for metastatic breast cancer and colorectal cancer in more than 90 countries around the world. In Japan, Xeloda is currently used to treat inoperable or recurrent breast cancer.

Achievements in 2006 and Strategy Going Forward Sales of Xeloda declined by 7.2% from the previous year to 2.5 billion yen, mainly as a result of a competitor product gaining an additional indication. Going forward, we expect that the additional indication that we filed in March 2006 for Xeloda as adjuvant therapy for colon cancer will be approved. In addition, we aim to maximize sales by further development, including combination therapy with R435 (product name: Avastin) for colorectal cancer.

Kytril

Product Overview Kytril is a selective inhibitor of the 5-HT3 (serotonin) receptors found in afferent vagal nerve endings distributed mainly along the gastrointestinal tract. It is widely prescribed as an antiemetic agent to alleviate the nausea and vomiting that occur as side effects of anticancer agents. Currently, Kytril has been approved in more than 40 countries around the world, including Japan.

Achievements in 2006 and Strategy Going Forward In recent years, the antiemetic agent market has been expanding due to the standardization of cancer chemotherapy and improved awareness of the issue of the quality of life of patients. Kytril is leading this market. In 2006, we launched an intravenous drip bag presentation of Kytril that increases the convenience of drug preparation. This release was carried out in readiness for the launch of generics, which is forecast for the middle of 2007. As a result, both sales and market share for this product grew, with sales reaching 12.9 billion yen, 5.7% higher than in the previous year.

Femara

Product Overview We commenced joint marketing of aromatase inhibitor Femara with Novartis Pharma K.K., Femara's manufacturer and distributor, in May 2006. Femara is one of the standard drugs used in endocrine therapies for breast cancer and it has already been approved in over 100 countries around the world as a breast cancer treatment for postmenopausal women.

Achievements in 2006 and Strategy Going Forward In 2006, sales of Femara reached 0.3 billion yen. Although it is the third agent to come into the domestic market as third generation aromatase inhibitors, we will aim to differentiate Femara from competitor products using the strong evidence in its favor: (1) Femara is the only aromatase inhibitor shown in large-scale clinical trials to be useful as an extended adjuvant therapy (adjuvant therapy after five years of standard tamoxifen therapy after surgery for breast cancer); (2) large-scale clinical trials overseas have confirmed that Femara reduces the risk of cancer recurrence when administered as part of adjuvant therapy commencing immediately after surgery; and (3) large-scale clinical trials have confirmed that Femara is more effective than tamoxifen in treating advanced and recurrent breast cancer.

2. Products Under Development

Xeloda

Status of Development

- ***Adjuvant Colon Cancer*** Chugai filed application for an additional indications for Xeloda in March 2006.
- ***Breast Cancer*** Chugai filed for overseas administration and dosage in March 2006.
- ***Colorectal Cancer*** Chugai plans to file application for an additional indication for Xeloda as a combination therapy for advanced or recurrent colorectal cancer in 2008.
- ***Gastric Cancer*** Chugai is currently conducting Phase II clinical trials.

R435 (Product Name: Avastin)

Product Overview Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody R435 is the first anticancer agent in the world to inhibit angiogenesis (growth of the network of blood vessels that supply nutrients and oxygen to cancerous tissues).

R435 is a globally marketed product of the Roche Group, and we are aiming to develop the drug as fast as possible and to maximize its sales. Furthermore, we plan to investigate the efficacy of combination therapies with R435 and Chugai's other anticancer agents. We expect R435 to play a key role as we work to improve Chugai's presence in oncology in Japan.

Status of Development

- ***Colorectal Cancer*** In Japan, more than 110,000 people are diagnosed with colorectal cancer every year. Patients are urging us to launch R435 as early as possible because it has been approved and its efficacy is fully recognized in Europe and the United States.

  The Investigational Committee for Usage of Unapproved Drugs, which was established by the Ministry of Health, Labour and Welfare with one of its objectives stipulated as being elimination of the "drug lag" problem, requested an early filing of this drug in July 2005. Chugai responded in April 2006 by filing for approval of the product in advanced or recurrent colorectal cancer; the results of the Phase II and Phase III trials conducted overseas by the Roche Group were appended to the domestic Phase I trial results in the application. Subsequently, R435 received priority review designation*. The committee also requested Chugai to conduct a Safety Confirmation Study, which was initiated in November 2005 and is still ongoing.

  *R435 was recommended for approval in February, 2007.

- ***Lung Cancer, Breast Cancer and Adjuvant Colon Cancer*** In Japan, approximately 85,000 people are diagnosed with lung cancer every year. Of these, approximately 70,000 have non-small cell lung cancer. In addition, it is estimated that there are approximately 42,000 breast cancer patients. In December 2006, we commenced Phase II clinical trials with R435 in non-small cell lung cancer. We plan to commence clinical trials for breast cancer indications in 2007. We are also participating in the development of the product as adjuvant therapy for colon cancer following surgery, a setting in which R435 has been shown to reduce disease recurrence. Filings are planned for lung cancer (2008), breast cancer (2009), and adjuvant therapy for colon cancer (post-2010).

R1415 (Product Name: Tarceva)

Product Overview R1415 is a molecular targeted drug that inhibits the activation of human epidermal growth factor receptor (EGFR) by the enzyme tyrosine kinase. EGFR plays a key role in the formation and growth of cancer. The product is marketed overseas by the Roche Group in more than 78 countries under the brand name Tarceva. It is currently approved in Europe and the United States for the treatment of non-small cell lung cancer and pancreatic cancer.

Status of Development

- ***Non-Small Cell Lung Cancer*** In April 2006, we filed an application with the Ministry of Health, Labour and Welfare for approval of R1415 as a treatment for non-small cell lung cancer; the filing has received priority review designation. The application is based on the results of domestic Phase II clinical trials and data from clinical trials conducted overseas by Roche and its partners.
- ***Pancreatic Cancer*** In December 2006, we commenced Phase II clinical trials in Japan.

Herceptin

Status of Development

- ***Adjuvant Breast Cancer*** In November 2006, Chugai filed application for an additional indication for Herceptin as a treatment for operable breast cancer with HER2 overexpression. The application is based on interim analysis of the HERA trial, a large-scale global clinical study in which Chugai participated, and separate efficacy and safety data from patients who participated in Japan. The filing received priority review designation.
- ***Gastric Cancer*** Since January 2006, Chugai has been participating in ToGA, a global clinical study involving 22 countries, including Japan, South Korea, and China; we plan to file an application in 2009.

Epogin

Status of Development In December 2005, Chugai filed application for an additional indication for Epogin for the treatment of chemotherapy-induced anemia.

R744 (Overseas Product Name: Mircera)

Status of Development We are currently developing R744 as a treatment of chemotherapy-induced anemia. In July 2005 we commenced Phase II clinical trials in Japan.

TP300

Product Overview TP300 is a topoisomerase I inhibitor which prevents the growth of cancer cells by obstructing the activity of an enzyme called topoisomerase I, which contributes to the replication of DNA. With existing topoisomerase I inhibitors, the concentrations in the blood following administration vary from patient to patient; these agents can also cause severe diarrhea as a side effect. TP300 is designed to overcome these disadvantages, and we expect that it will demonstrate a high level of safety and efficacy in clinical trials.

Status of Development In September 2006, we commenced Phase I clinical trials for colorectal and other forms of cancer in the UK.

*Topoisomerase inhibitors designed as anticancer agents suppress the functioning of topoisomerase I or II in order to inhibit the synthesis of deoxyribonucleic acid (DNA). Topoisomerase is an enzyme that has the function of assisting the replication of the genetic code by unknotting the double helical configuration of DNA, by temporarily loosening the binding of the DNA to manifest the genetic code. Topoisomerase I cuts one strand of DNA and Topoisomerase II cuts two strands.

Renal Diseases Field


エポジン注
アンプル3000
中外製薬

Basic Strategy and Review of 2006 Results

The recombinant human erythropoietin product Epogin has a 61.8%* share of the market for renal anemia treatments in Japan, making it the clear market leader (as of the end of December 2006). Chugai is strengthening product lifecycle management of Epogin together with that of R744 (overseas product name: Mircera), which is currently under development as a "next-generation anemia treatment."

In 2006, sales of the company's mainstay product Epogin decreased by 11.7% from 2005, primarily due to the National Health Insurance (NHI) reimbursement price revisions, the introduction of a flat-sum reimbursement system for dialysis treatment, and our voluntary recall** of Epogin during the period under review. While other products slightly increased their sales despite being affected by NHI reimbursement price revisions, total sales of our major products in the renal franchise were 76.1 billion yen, 7.6 billion yen down from the previous year.

As for development activity, the clinical trial for continuous erythropoietin receptor activator R744 (overseas product name: Mircera) is proceeding on track.

Chugai currently has five research-stage projects and one new molecular entity in development in the field of renal diseases (as of the end of January 2007).

*IMS data.
**Please refer to page 6 for details on the voluntary product recall.

Consolidated Sales of Major Products

Product Name (generic name)	Sales (Billions of yen)	Brief Overview	Launch Year in Japan
Epogin (epoetin beta)	04: 69.0 05: 71.8 06: 63.4	Agent for anemia associated with end-stage renal disease	1990
Oxarol (maxacalcitol)	04: 6.7 05: 7.3 06: 7.6	Agent for secondary hyperparathyroidism in hemodialysis patients	2000
Renagel (sevelamer HCl)	04: 3.6 05: 4.6 06: 5.1	Agent for hyperphosphatemia	2003

Development Pipeline (As of February 7, 2007)

Development Code	Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)	Status: Phase I	Phase II	Phase III	Filed	Approved
R744	Renal anemia	(Injection)	Roche			●		

Business Environment and Chugai's Strategy

Overview of Diseases

Chronic renal failure is a disease in which renal function is significantly reduced due to a variety of causes, including diabetes-related renal disease, chronic glomerulonephritis, nephrosclerosis, and polycystic kidney disease. In recent years, the rise in the number of diabetes patients has led to a corresponding increase in chronic renal failure in patients with underlying diabetes-related renal disease; this has become the primary reason for dialysis use.

For dialysis patients and end-stage renal failure patients, the treatment of serious complications of advanced renal dysfunction, such as renal anemia, secondary hyperparathyroidism, and abnormal calcium and phosphorus metabolism, is a major issue. Of these complications, renal anemia is one of the most frequent, occurring not only in dialysis patients but also in patients who have not yet commenced dialysis. Renal anemia, in turn, is thought to be responsible for a wide range of further complications suffered by renal failure patients, including deterioration in heart, brain, and hemostatic functions.

Treatment Methods and Market Conditions

Erythropoietin (EPO) is effective in renal anemia caused primarily by the decline in erythropoietin production due to chronic renal failure. In addition, by correcting or controlling anemia, the drug is also thought to help improve the secondary complications listed above. Large-scale studies have shown that correction of anemia with erythropoietin helps reduce the length of hospital stays and improves both quality of life and life expectancy. It is estimated that EPO preparations are currently used by approximately 80% of dialysis patients and the majority of pre-dialysis renal failure patients with serum creatinine levels of 2mg/dL or more. Chugai's Epogin is thus an essential drug for the treatment of renal anemia.

Regulatory Trends

The number of patients receiving dialysis treatment in Japan is increasing each year by about 4%, reaching nearly 250,000 people, partly due to increased use of dialysis in patients with diabetes-related renal disease. Expenses for erythropoietin, essential for dialysis treatment, accounted for 8.8% of all dialysis-related expenses in 2005.

Consequently, the government decided in its 2006 NHI reimbursement price revisions that the administration of erythropoietin in dialysis treatment would be comprehensively incorporated as a flat-sum reimbursement within the medical fee points* for "artificial kidney" (dialysis treatment). The government changed the previous mechanism under which the number of fee points awarded depended on the amount of erythropoietin used. The new mechanism provides an integrated fee structure by adding the average amount of erythropoietin used per dialysis session to the medical fee points for one session. This change is designed to encourage appropriate use of erythropoietin while maintaining the degree of anemia at the previous level by promoting purification of dialysis fluid, the implementation of prolonged dialysis, and the use of high-performance dialyzers.

On the other hand, the amount of erythropoietin needed to improve anemia varies substantially among patients, so there is concern that the revision to the system could lead to some patients not receiving a sufficient amount of the drug. Academic societies, medical institutions, and patient groups are aiming to promote proper anemia treatment that keeps these issues in mind.

*Formerly, the average amount of erythropoietin used per patient was approximately 4,500 international units per week, on the basis of three dialysis sessions per week. The new system adds 290 points, equivalent to 1,500 international units, to the artificial kidney medical fee points and provides an integrated fee structure.

Chugai's Strategy

In order to build a focused sales structure to market Epogin for use at renal disease departments in clinics and hospitals, Chugai designated medical representatives (MR) specializing in renal diseases in July 2005 and increased their numbers to approximately 300 in January 2006. Furthermore, the company established 19 renal disease specialty departments at the 12 branch offices of the sales organization.

Through this sales structure, Chugai will promote proper use of Epogin, providing medical information and promoting collaboration with regional medical institutions in order to contribute to further improving the quality of life of patients.

Chugai's Product Lineup

Chugai aims to continue improving total care for patients through the strengthening and enhancement of its product lineup in the renal diseases field, focusing on drugs for treating the complications of chronic renal failure.

The main product in this field is Epogin, the top brand of ery-

thropoietin used by approximately 80% of dialysis patients. Chugai is also advancing development of R744 (overseas product name: Mircera) in Japan as a next-generation anemia treatment.

Major complications of chronic renal failure include bone metabolism dysfunction (renal osteodystrophy). This may lead to secondary hyperparathyroidism and hyperphosphatemia due to inhibition of vitamin D3 activation in the renal proximal tubule and impaired phosphate excretion from the kidney. Chugai has a lineup of treatments that includes the secondary hyperparathyroidism agents Oxarol and Alfarol, and the hyperphosphatemia agent Renagel.

In addition, from March 2007, Chugai started co-promotion of the antiplatelet agent Pletaal (generic name: cilostazol) from Otsuka Pharmaceutical Co., Ltd. in the Japanese dialysis market as a treatment for chronic arterial obstruction, one of the complications faced by dialysis patients.

1. Launched Products

Epogin

Product Overview Erythropoietin is a hemopoietic factor produced mainly in the kidneys which speeds up erythrocyte production by acting on normoblastic progenitor cells found in bone marrow. The full utilization of Chugai's unique gene recombinant technology enabled the creation of Epogin, a human erythropoietin drug formulation that uses epoetin beta as its main active ingredient. Erythropoietin is effective in improving renal anemia primarily caused by the decline in erythropoietin production due to chronic renal failure. It also contributes to the improvement of a wide range of complications arising from anemia.

Achievements in 2006 In 2006, sales declined by 11.7% from the previous year to 63.4 billion yen, partly due to the following: (1) the April 2006 NHI reimbursement price revisions; (2) the flat-sum reimbursement system for dialysis treatment introduced in April 2006; and (3) a voluntary recall of products using US-origin fetal calf serum (FCS) carried out between June and August 2006. The impact of the reimbursement scheme revision is not being felt so much with respect to prices; rather, it is reducing the dosage and amount of product administered. Specifically, the proportion of overall Epogin sales accounted for by the 3,000 international unit formulation declined, while that of the 1,500 international unit formulation increased. We estimate that the impact on sales is about 10%.

Strategy Going Forward In order to help patients maintain their quality of life, Chugai, in collaboration with physicians, will continue to promote the proper use of Epogin to maintain adequate hemoglobin and hematocrit levels in patients with renal anemia after the introduction of the flat-sum reimbursement system for dialysis treatment. Furthermore, some data on the usage of Epogin in the actual practice may be assessed based on the Japan Erythropoietin Treatment Study (JET-Study), an Epogin large-scale specific use performance study conducted by Chugai since October 2005 with the cooperation of dialysis patients and hospital doctors. Chugai intends to continue gathering this kind of evidence.

We anticipate that a competing product will enter the market in 2007. However, Chugai will continue to systematically implement the activities described above. Consequently, we expect sales in 2007 to decline only slightly compared with 2006.

Epogin Sales (Year on Year)


(Billions of yen)
NHI Price Cut
+2.8
-4.5
Impact from Flat-Sum Reimbursement 10%
Market Expansion 4%
Share Down etc.
63.4
-8.4 (-11.7%)
2005/12
2006/12

Epogin Sales Composition by Formulation (IU)


(%)
05/1-4Q
06/1Q
2Q
3Q
4Q
13%
13%
17%
18%
19%
0
20
40
60
80
100
750IU
1500IU
3000IU

Renagel

Product Overview Renagel is Japan's first aluminum- and calcium-free non-absorbent treatment for hyperphosphatemia. Because depressed renal functions impair the ability of dialysis patients to eliminate phosphorous excretions, phosphorous intake is controlled by phosphorous-eliminating dialysis and strictly controlled diets. However, these methods are not 100% effective in correcting oversupplies of phosphorous, so a phosphate binder is required to eliminate the excess phosphorous amounts. Renagel differs from conventional calcium carbonates used to treat this condition, and there is almost no possibility of hypercalcemia occurring with Renagel use. Therefore, synergies with Chugai's other products can be expected. For instance, it becomes easier to use vitamin D3 derivatives, in particular Oxarol, an agent for the treatment of secondary hyperparathyroidism.

Achievements in 2006 and Strategy Going Forward Sales in 2006 reached 5.1 billion yen, 10.9% higher than in the previous year, due to the impetus provided by a new treatment guideline, presented in October 2006. The guideline states that life expectancy can be improved by ensuring proper levels of phosphorus, calcium, and parathyroid hormone(PTH) in the blood through regular measurement of their levels and early treatment. Going forward, the launch of competing products is expected within one or two years but Chugai will aim to differentiate Renagel by appealing to its clinical advantages which include not only reduction of the level of phosphorus but also improvement of ectopic calcification and life expectancy, and other benefits.

Oxarol

Product Overview Synthesized independently by Chugai, Oxarol is the first intravenous activated vitamin D3 derivative agent in Japan. It treats secondary hyperparathyroidism – a result of prolonged dialysis – by acting directly on the parathyroid gland to control PTH synthesis and secretion, and by acting to improve osteitis fibrosa and excess remodeling. Even in cases where previous oral vitamin D3 derivatives had no positive effect, or where they could not be administered due to hypercalcemia, Oxarol is producing nice results.

Results in 2006 and Strategy Going Forward Sales in 2006 increased 4.1% from the previous period to 7.6 billion yen. In addition to benefits from the creation of treatment guidelines, the synergistic effects from combination therapies with Renagel increased sales volumes, overcoming the effect of the price reduction resulting from the April 2006 NHI reimbursement price revisions.

2. Status of Products Under Development

Epogin

- ***Development of Epogin*** In May 2006, Chugai filed Epogin for the additional indication of once-a-week intravenous administration for the treatment of renal anemia in dialysis patients during the maintenance phase.

  Normally two or three administrations of Epogin per week are necessary to treat renal anemia when the patient is undergoing dialysis, but for some patients with stabilized conditions the administration can be reduced to once a week while maintaining improvement in the anemia. After approval of once-a-week administration, the range of options for administration methods (combinations of frequency and amount) fitting each patient will increase further.

R744 (Overseas Product Name: Mircera)

Product Overview R744 is a new anemia treatment with a very long serum half-life, making possible stable and sustained control of anemia through continuous stimulation of the erythropoietin receptors in bone marrow cells. R744 enables sustained improvement in anemia with administration just once every four weeks. Chugai will continue to work to maximize the product value of Epogin, advance the development of R744 in Japan, and increase the market share held by both drugs in the renal anemia market.

- ***Development of R744*** Chugai commenced Phase III clinical trials of R744 in renal anemia patients in January 2007 and plans to file an application in 2009. R744 demonstrates sustained effectiveness in relieving the symptoms of anemia when administered at four-week intervals, so the company believes it will reduce the cost of hospital visits for patients with pre-dialysis chronic renal failure and contribute to better treatment compliance. Furthermore, as a dialysis-related treatment, R744 is expected to reduce medical costs such as drug administration costs and medical waste by dramatically reducing administration frequency. Based on these factors, the drug has the potential to expand the options for the treatment of renal anemia.

Bone and Joint Diseases Field


エビスタ

Basic Strategy and Review of 2006 Results

In the field of bone and joint diseases, Chugai is working to enhance its product lineup by developing drugs for osteoporosis, osteoarthritis, and rheumatoid arthritis as its main domains.

In 2006, total sales for major products grew 4.1 billion yen to 37.1 billion yen due to contributions from Evista, an agent for osteoporosis treatment with increased market recognition, and Suvenyl, an agent for the improvement of joint function which now can be stored at room temperature.

In the development pipeline for osteoporosis treatment agents, development advanced steadily for ED-71, an activated vitamin D derivative. Chugai also concluded a co-development and co-marketing agreement with Taisho Pharmaceutical Co., Ltd. for R484 (overseas product name: Boniva/Bonviva; generic name: ibandronic acid). In the field of joint diseases, applications were filed in April 2006 for Actemra, a humanized anti-human IL-6 receptor monoclonal antibody, for the additional indication of rheumatoid arthritis and systemic onset juvenile idiopathic arthritis (sJIA).

Chugai currently has eight research-stage projects and three new molecular entities in development in the field of bone and joint diseases (as of the end of January 2007).

Consolidated Sales by Major Product

Product Name (generic name)	Sales (Billions of yen)	Brief Overview	Launch Year in Japan
Alfarol (alfacalcidol)	04: 16.0 05: 15.8 06: 14.6	Agent for osteoporosis	1991 (capsule, solution) 1994 (powder)
Evista* (raloxifene HCl)	04: 3.3 05: 9.2 06: 13.4	Agent for postmenopausal osteoporosis	2004
Suvenyl (sodium hyaluronate)	04: 6.9 05: 8.1 06: 9.1	Agent for knee pain associated with rheumatoid arthritis	2000

* Launched in May 2004.

OSTEOPOROSIS

Business Environment

Overview of Disease

The number of osteoporosis patients is estimated to be over 12 million nationwide, with one out of two women aged 65 or over said to be suffering from the disease. As there are few readily noticeable symptoms, the treatment rate remains around only 30% of the estimated number of patients. The disease is considered to be a serious problem, as fractures, especially compression fractures of the spine, and of the femoral neck caused by the disease can decrease quality of life, leave patients bedridden, and increase the risk of death.

Regulatory Trends

National guidelines for osteoporosis treatment underwent major revision in October 2006 for the first time in about four years, with the aim of improving quality of life of the elderly and containing medical costs. Among the main points of the new guidelines are: (1) emphasis on the prevention of fractures; (2) a new focus on "bone quality" as a measure of bone strength; and (3) establishment of criteria for the initiation of drug treatment which are separate from the criteria for diagnosis.

The Ministry of Health, Labour and Welfare also seeks to promote diagnosis by urging local governments to provide periodical bone density testing for women from the age of 40.

Treatment Methods and Market Conditions

In the past, drug treatment of osteoporosis mainly involved activated vitamin D3 derivatives, bisphosphonates, and calcitonin preparations. Since 2005, however, there has been an increase in the use of Evista, a selective estrogen receptor modulator (SERM). This contributed to an increase of approximately 10% in the overall domestic market for osteoporosis treatments to around 140 billion yen in 2006.

Chugai's Product Lineup

1. Products on the Market

Evista

Product Overview As an osteoporosis treatment for postmenopausal women, Evista uses the estrogen-like effect only for blocking the reduction of bone mass, while curbing the occurrence of gynecological side effects that are associated with existing estrogen drugs.

Evista has been established as an evidence-based-medicine based on large-scale overseas clinical trials conducted by Eli Lilly & Co. It reduces vertebral fractures and has low risk of causing breast cancer. As a result, it has been approved in more than 90 countries worldwide (as of January, 2004). In Japan, Evista is jointly marketed by Chugai and Eli Lilly Japan, since May 2004.

Results in 2006 Evista has become the No.1 brand among osteoporosis treatment drugs, with sales posting a large increase of 45.7% over the previous period to 13.4 billion yen. The growth is largely due to: (1) the SERM concept gaining wider acceptance; (2) long-term prescription being made possible, one year after Evista's market launch; and (3) marketing efforts with accurate targeting (orthopedic institutions).

Strategy Going Forward Increased prescriptions are expected for Evista as the new treatment guidelines designate Evista as a grade-A recommended agent, provide a new definition of postmenopausal osteoporosis, and set earlier stages as the standard period to begin treatment.

Though Evista is facing competition from a new weekly bisphosphonate drug launched in September 2006, Chugai's stance remains the same. The Company will continue working to spread awareness about Evista's effect on improving bone quality and the SERM treatment concept, and also to

Development Pipeline (As of February 7, 2007)

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)	Status Phase I	Phase II	Phase III	Filed	Approved
MRA	Rheumatoid arthritis*	tocilizumab /Actemra (Injection)	In-house				● '06/04 (Japan)	
		tocilizumab /Actemra (Injection)	In-house (Roche)			● (Overseas)		
	Systemic onset juvenile idiopathic arthritis (sJIA)*	tocilizumab /Actemra (Injection)	In-house				● '06/04 (Japan)	
		tocilizumab /Actemra (Injection)	In-house (Roche)			● (Overseas)		
ED-71	Osteoporosis	(Oral)	In-house			●		
R484	Osteoporosis	ibandronic acid (Injection)	Roche		●*			
		ibandronic acid (Oral)			●			

*Completed Phase II

promote efforts that educate patients on the importance of continued drug compliance.

Alfarol

Product Overview Alfarol inhibits the decline of bone mass by adjusting calcium and bone metabolism and thereby alleviating subjective symptoms such as back pain. Alfarol also has been reported as effective for preventing fractures.

Results in 2006 Sales in 2006 declined 7.6% to 14.6 billion yen due to the April 2006 National Health Insurance (NHI) reimbursement drug price revisions and the impact of generics. Nevertheless, the estimated number of patients prescribed this drug saw only a slight decline.

Strategy Going Forward Activated vitamin D3 derivatives are recognized as base drugs for osteoporosis treatment. In addition, the latest treatment guidelines also indicate the drug's effect on prevention of falls. Going forward, Chugai will seek to increase the number of prescription by highlighting the synergies in combined use with other treatments like Evista.

2. Products Under Development

R484 (Overseas Product Name: Boniva/Bonviva)

Product Overview The bisphosphonate osteoclast inhibitor R484 requires less frequent administration than existing bisphosphonate treatments. The dosage forms available overseas, for example, are administered either once a month (tablets) or once every three months (injection). This is expected to improve enhance patients' drug compliance.

Development Status The oral formulation of the drug is currently in Phase II development, and the injection formulation has completed Phase II development and is preparing to enter Phase II/III clinical trials. Filing of application for approval is scheduled for around 2011. In September 2006, Chugai concluded a co-development and co-marketing agreement with Taisho Pharmaceutical Co., Ltd. for R484, aiming to expedite development, reduce the cost burden, and maximize sales.

ED-71

Product Overview and Development Status ED-71 is an activated vitamin D3 derivative expected to show significantly greater effect in increasing bone mass than existing D3 derivatives. ED-71 is currently being developed as a promising successor to Alfarol, and is undergoing Phase III clinical trials with the goal of filing for approval in 2009.

Suspension of Development of CHS13340

Effectiveness and safety have been confirmed for CHS13340, a recombinant gene parathyroid hormone (rhPTH1-34), through early Phase II clinical trials completed as part of co-development with Daiichi Asubio Pharma Co., Ltd. However, based on a comprehensive review of the priority order of the current pipeline, Chugai has decided to return development and sales rights to Daiichi Asubio Pharma Co., Ltd. and has terminated the joint development contract.

RHEUMATOID ARTHRITIS, OSTEOARTHRITIS

Business Environment

Overview of Diseases

Rheumatoid arthritis (RA) is a systemic disease characterized by inflammation of joints leading to dysfunction, pain and deformity, while a lack of appropriate treatment tends to result in deterioration of a patient's condition over time. It is estimated that there are about 600,000 to 700,000 patients in Japan suffering from RA, of whom some 350,000 are currently receiving drug treatment. The number of patients is increasing as the average age of the population rises.

Systemic onset juvenile idiopathic arthritis (sJIA), the form of RA suffered by children below 15 years of age, accompanies growth disorders. It is considered even more difficult to treat than adult forms of the disease, as few suitable drugs are available.

The most common joint disease is osteoarthritis. Degeneration of the cartilage in the joints and surrounding areas causes joint pain, stiffness, and loss of function. The disease is more common in older people and occurs in more than 80% of people over 60 years of age.

Regulatory Trends

In October 2005, the Ministry of Health, Labour and Welfare released the Report of the Rheumatism and Allergy Countermeasure Committee. The report calls for the following measures to prevent rheumatism from becoming severe: (1) promotion of early diagnosis and the development of highly effective treatment methods; (2) establishment of medical service systems that efficiently provide appropriate care; and (3) improvement of the patient environment, including consultation opportunities and access to information.

The 2001-2010 period has been designated as the Bone and Joint Decade, and academic societies and other players are increasing their effort into research, diagnosis and treatment of osteoarthritis.

Treatment Methods and Market Conditions

Rheumatoid arthritis was conventionally treated with anti-rheumatic drugs and anti-inflammatory analgesics, but biologic agents (anti-TNF-α agents) targeting cytokines, proteins involved in the process of inflammation, have recently entered the market and expanded the range of treatment choices. Research in recent years implies that the administration of biologic agents at the early onset stage is effective in inhibiting bone and joint damage. It is expected that more than 60,000 patients annually will receive biologic agents for rheumatoid treatment in Japan in the future, while the global market for these agents is expected to exceed US$6 billion by 2008.

Systemic onset juvenile idiopathic arthritis (sJIA) is a serious and potentially fatal disease. While it is rare, with only 1,700 patients in Japan, no effective treatment is available. Current therapy relies on steroid drugs, which can cause growth impairment and other side effects. Accordingly, the launch of Actemra is eagerly awaited.

The main drug therapies for osteoarthritis include non-steroidal anti-inflammatory analgesics, steroids, and hyaluronic acid preparations. However, the level of satisfaction with these therapies is not high and more useful drugs are needed.

Chugai's Product Lineup

1. Launched Products

Suvenyl

Product Overview Suvenyl, a drug that improves joint function, is a high molecular weight hyaluronic acid that alleviates knee joint pains caused by knee osteoarthritis and rheumatoid arthritis.

Achievements in 2006 and Strategy Going Forward Suvenyl posted a 12.3% rise in sales to 9.1 billion yen in 2006, despite NHI reimbursement price revisions in April 2006. Contributing factors included: (1) increased recognition among clinicians regarding the superior performance of Suvenyl's physical and chemical effects compared to that of low molecular weight hyaluronic acid, and (2) the impetus provided by a new form of Suvenyl, launched in July 2005, that can be stored at room temperature. Hereafter, Chugai will promote activities to provide information on the merits of high molecular weight hyaluronic acid so that it can be more widely applied to treatment of early stage pathological conditions.

2. Products Under Development

Actemra

Product Overview Actemra, the first antibody drug created in Japan, blocks the activity of interleukin-6 (IL-6), a type of cytokine. The high expectations placed by doctors in this new medication are shared by patients for whom conventional treatments for rheumatoid arthritis, including existing biologic agents, have failed to be effective.

Status of Development

- ***Rheumatoid Arthritis*** The filing for additional indication was made in April 2006. In a double-blind Phase III clinical trial, monotherapy with Actemra improved clinical symptoms in rheumatoid arthritis patients who had not responded adequately to treatment with methotrexate (MTX), a conventional rheumatoid arthritis drug. The results of the study were reported at the Japan College of Rheumatology Annual Scientific Meeting. Another Phase III clinical trial has demonstrated the product's efficacy in preventing the progression of bone and joint damage; the results were reported at the American College of Rheumatology meeting in November 2005.

  Overseas, five Phase III clinical trials are ongoing in 41 countries under a joint development program between Chugai and Roche. Roche plans to file marketing applications for Actemra in Europe and the United States in the second half of 2007.

  Looking ahead, Chugai aims to position Actemra as a first-line biologic agent (treatment of choice) for rheumatoid arthritis. Among other activities, the company plans to organize post-marketing surveillance to include every patient who receives Actemra, promote recognition of the drug, and strengthen patient safety measures.
- ***Systemic Onset Juvenile Idiopathic Arthritis (sJIA)*** In April 2006, Chugai filed an application for additional indication and has been given priority review designation.

Phase III Program for Actemra in Rheumatoid Arthritis

	Design	Treatment		Sample Size	Patient population	Primary endpoints
Japan	Randomized, Double-Blind, Placebo-Controlled, Parallel	Actemra 8mg/kg + MTX placebo MTX + Actemra placebo	SATORI	125	MTX inadequate responders	ACR 20 response at Wk 24
	Randomized, Open Label, Parallel	Actemra 8mg/kg DMARDs	SAMURAI	306	Active early RA of <5 years' duration DMARDs inadequate responders	Erosion Score at Wk 52
Overseas	Randomized, Double-Blind, Placebo Controlled, Parallel	Actemra 4mg/kg + MTX Actemra 8mg/kg + MTX MTX + Actemra placebo	OPTION	623	MTX inadequate responders	ACR 20 response at Wk 24
	Randomized, Double-Blind, Placebo Controlled, Parallel	Actemra 4 mg/kg + MTX Actemra 8 mg/kg + MTX MTX + Actemra placebo	LITHE	1170	MTX inadequate responders	ACR 20 response at Wk 24 Total Sharp Score at Wk 52 HAQ at Wk 104
	Randomized, Double-Blind, Placebo Controlled, Parallel	Actemra 8 mg/kg + DMARDs DMARDs + Actemra placebo	TOWARD	1200	DMARDs inadequate responders	ACR 20 response at Wk 24
	Randomized, Double-Blind, Placebo Controlled, Parallel	Actemra 4 mg/kg + MTX Actemra 8 mg/kg + MTX MTX + Actemra placebo	RADIATE	570	TNFα inhibitor inadequate responders	ACR 20 response at Wk 24
	Randomized, Double-Blind, Parallel	Actemra 8 mg/kg + MTX placebo MTX + Actemra placebo Actemra placebo + MTX placebo	AMBITION	550	Not received MTX for previous 6 months	ACR 20 response at Wk 24

1. MTX=Methotrexate
2. HAQ=Health Assessment Questionnaire
3. Actemra and Actemra placebo are administered once every four weeks, and MTX and MTX placebo are administered once every week

Others Field



Basic Strategy and Review of 2006 Results

Chugai's anti-influenza agent Tamiflu now has a greater than 95% share of the Japanese market for anti-influenza drugs (2005-2006 season results). In addition, Chugai holds the marketing rights in Japan for Pegasys, the first pegylated interferon product marketed in Japan, which makes once-weekly treatment of chronic hepatitis C possible, and the humanized anti-human IL-6 receptor monoclonal antibody Actemra, the first drug in the world for the treatment of Castleman's disease.

In 2006, total sales for the major products in this field decreased by 1.9 billion yen to 78.1 billion yen compared with the same period in the previous year, despite increased sales of Tamiflu.

Looking at the development pipeline, the recombinant human erythropoietin product Epogin obtained an additional indication and administration and dosage for anemia in premature infants in April 2006.

Chugai currently has eight research-stage projects and three new molecular entities in development in this field (as of the end of January 2007).

Consolidated Sales of Major Products

Product Name (generic name)	Sales (Billions of yen)	Brief Overview	Launch Year in Japan
Tamiflu* (oseltamivir)	04: 8.6 05: 35.2 (0.2) 06: 38.0 (24.4)	Anti-influenza agent	2001 (capsule) 2002 (dry syrup)
Sigmart (nicorandil)	04: 17.8 05: 19.3 06: 18.0	Anti-anginal agent	1984 (tablet) 1993 (injection)
Rythmodan (disopyramide)	04: 7.5 05: 7.2 06: 6.6	Anti-arrhythmic agent	1978 (100mg) 1987 (50mg)
Pegasys (peginterferon alfa-2a)	04: 6.4 05: 8.0 06: 5.8	Chronic hepatitis C	2003
Rocephin (ceftriaxone)	04: 4.6 05: 5.4 06: 5.5	Cephem-type antibiotic	1986 (0.5g and 1g IV injection) 2003 (1g IV drip bag)
Euglucon (glibenclamide)	04: 5.3 05: 4.9 06: 4.2	Anti-hyperglycemic agent	1971 (2.5mg) 1981 (1.25mg)

* □ ( ) Tamiflu stockpiling sales

CHRONIC HEPATITIS C

Business Environment

Overview of Diseases

Chronic hepatitis C is a liver disease caused by persistent infection by the hepatitis C virus (HCV). In Japan, this disease has been designated a "21st century national health issue," as there are approximately two million HCV carriers. Of those infected, 70% develop chronic hepatitis, which gradually progresses to liver cirrhosis and then liver cancer.

Regulatory Trends

The government is focusing on policies centered on (1) strengthening testing systems (e.g., testing for the hepatitis virus during public health check-ups given every fifth year of one's life), (2) improving the standard of treatment, (3) taking thorough measures to prevent infection, and (4) enhancing public education and consultation programs. Beginning in April 2007, regional hospitals will be designated as hub centers for hepatitis C treatment, and regional coordination* between the hospitals and primary care physicians will be further promoted.

*A framework whereby hospitals and primary care physicians share roles and responsibilities so as to offer patients more appropriate and efficient medical care according to their conditions.

Treatment Methods and Market Conditions

There are two methods of treating chronic hepatitis C: antiviral therapy to eradicate HCV from the body, and liver-support therapy to improve liver function and prevent the hepatitis from worsening. Interferon treatment is the main antiviral therapy. Since 2001, the introduction of interferon/ribavirin combination therapy and peginterferon* have meant increased treatment options. Overseas, the combination therapy of peginterferon and ribavirin has become the standard treatment.

*Interferon conjugated with polyethylene glycol, which makes the medication longer-acting.

Chugai's Strategy

Beginning in January 2006, one medical representative (MR) from each General MR's Office* has been selected as a Pegasys Leader. The Leaders have been working to increase the knowledge and skill of MRs in their office in regard to Pegasys. In 2007, Chugai will aim for rapid market penetration and product promotion of the Pegasys/Copegus combination therapy, and contribute to regional medical care, primarily through these Pegasys Leaders.

*Please refer to pages 36-37 for details about Chugai's Sales & Marketing Structure.

Chugai's Product Lineup

1. Status of Launched Products

Pegasys/Copegus

Product Overview Pegasys is a peginterferon preparation that can maintain the serum concentration of the drug and reduce side effects in a once-weekly* administration. The guidelines for chronic hepatitis C treatment published by the Ministry of Health, Labour and Welfare recommend Pegasys as a monotherapy for patients with low viral load or those who cannot use ribavirin.

Copegus (generic name: ribavirin) is a chronic hepatitis C treatment that synergistically strengthens the anti-viral effect when used in combination with interferon. In January 2007, Chugai obtained approval for Copegus as a combination therapy with Pegasys for chronic hepatitis C patients with serogroup 1** high viral load, and non-responders or relapsers by interferon monotherapy.

*Conventional interferon must be injected three or more times per week.
**Genotype I (Ia), II(Ib). Approximately 70% of HCV patients in Japan.

Results in 2006 and Strategy Going Forward In 2006, sales of Pegasys were 5.8 billion yen, 27.5% down from the previous year, largely due to the impact of the additional indication approved for a com-

Development Pipeline (As of February 7, 2007)

	Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)	Status Phase I	Phase II	Phase III	Filed	Approved
Cardio/ Cerebrovascular Diseases	SG-75	Acute heart failure*	nicorandil / Sigmart (Injection)	In-house				● '03/06	
	AVS	Subarachnoidal hemorrhage	nicaraven / Antevas (Injection)	In-house				● '95/04	
Transplant, Immunology and Infectious Diseases	R964	Chronic hepatitis C	ribavirin / Copegus (Tablet)	Roche					● '07/01
		Compensated liver cirrhosis caused by hepatitis C virus*					●**		
	R442	Compensated liver cirrhosis caused by hepatitis C virus*	peginterferon alfa-2a / Pegasys (Injection)	Roche			●**		
	MRA	Crohn's disease*	tocilizumab / Actemra (Injection)	In-house		●			
		Castleman's disease	tocilizumab / Actemra (Injection)	In-house (Roche)	● (Overseas)				
		Systemic lupus erythematosus (SLE)	tocilizumab / Actemra (Injection)	In-house (Roche)	● (Overseas)				
Other Fields	EPOCH	Predeposit of autologous blood transfusion*	epoetin beta / Epogin (Injection)	In-house				● '02/03	
	VAL	Post-hepatectomy/ Liver transplantation	valine (Injection)	In-house		●*			
		Decompensated cirrhosis	valine (Oral)			●			
	GM-611	Diabetic gastroparesis	mitemcinal (Tablet)	In-house	●* (Japan)				
						● (Overseas)			
		Irritable bowel syndrome (IBS)				● (Overseas)			

*Completed Phase II
**Phase II/III

petitor's pegylated interferon and ribavirin combination therapy in December 2005. However, Pegasys is establishing its position as monotherapy for patients who are unable to use ribavirin.

The approval of Copegus for combination use with Pegasys makes Chugai the only pharmaceutical company in Japan to offer peginterferon for both monotherapy and combination therapy. The Company will use this advantage to maximize the value of the two products by gaining a greater share in the market for the treatment of chronic hepatitis C and expanding the range of indications.

2. Products under Development

Pegasys/Copegus

Development Status In order to further strengthen its hepatic treatment product lineup, Chugai is conducting clinical trials using combined Pegasys/Copegus for the treatment of compensated liver cirrhosis caused by hepatitis C virus. The combination is also expected to help prevent progression to liver cancer in patients with hepatitis C.

CASTLEMAN'S DISEASE

Overview and Treatment of the Disease

Castleman's disease is a lymphoproliferative disease characterized by symptoms such as systemic lymphadenopathy, fever, and general fatigue, as well as various abnormal laboratory test values including anemia, hyper gamma globulinemia, and hypoalbuminemia. It has been confirmed that these manifestations result from the excessive production of interleukin-6 (IL-6), one of the proteins that causes inflammation. Castleman's disease is very rare, affecting approximately 1,500 people in Japan, and among them, only about 150 patients who cannot be treated by surgery and show resistance to traditional therapies are subject to Actemra treatment.

Actemra

Product Overview Actemra, a humanized anti-human IL-6 receptor monoclonal antibody produced using recombinant gene technology, is the first antibody drug created in Japan. With a mechanism of action that inhibits the receptor for IL-6, a type of cytokine, the drug improves Castleman's disease symptoms.

Results of 2006 and Strategy Going Forward Actemra was launched in June 2005, and 2006 sales were approximately 0.4 billion yen, about the forecast level. Going forward, Chugai will continue to deliver Actemra to patients while implementing post-marketing surveillance to ensure safety.

INFLUENZA

Overview and Treatment of the Disease

Influenza is an acute infectious disease characterized by the rapid onset of high fever (38 degrees centigrade or more) and severe systemic symptoms. It is highly infectious, and epidemics can develop quickly. In some cases, secondary infections can lead to very serious illness.

Influenza is broadly classified into types A, B, and C, based on differences in the antigenicity of the virus concerned. Of these, types A and B can infect humans and cause major epidemics. Currently approved anti-influenza drugs fall into two categories: those that can treat only one type (A or B), and those that can treat both types (A and B).

Tamiflu

Product Overview Tamiflu is the only oral anti-influenza agent that is effective against both type A and type B infections. It inhibits viral replication by binding to and blocking the action of the enzyme neuraminidase, which is essential for the multiplication of the influenza virus.

Copegus — Expanded Options in HCV Treatment


Initial Treatment
Pegasys + Copegus (48w)
Pegasys (48w)
competitor (48w)
Pegasys (24-48w)
competitor (24w)
High
Low
Viral load
Serogroup 1
Others
Virus type
Retreatment
Pegasys + Copegus (48w)
Pegasys (48w)
competitor (48w)
Pegasys + Copegus (24-48w)*
Pegasys (48w)
competitor (24w)
High
Low
Viral load
Serogroup 1
Others
Virus type
HCV patients in Japan
intractable
60%
20%
Viral load
100KIU/mL
tractable
Serogroup 1
Others
Virus type

competitor: combination therapy of ribavirin and peginterferon with non-Chugai product
*non-responders or relapsers by interferon monotherapy

In July 2004, Tamiflu was approved for the additional indication of prophylaxis of A or B-type influenza. This means that Tamiflu can now be given to patients over the age of 65 or patients considered to be at high risk* who are over the age of 13 and live in the same household as patients displaying influenza symptoms. Currently, Tamiflu is sold in more than 70 countries, including the United States and EU countries.

*High risk patients are those suffering from chronic respiratory diseases (chronic obstructive pulmonary disease (COPD), bronchial asthma, chronic bronchitis, pulmonary tuberculosis, etc.), chronic cardiac diseases (heart failure, valvular disease, myocardial infarction, etc.), metabolic diseases (diabetes, etc.), or renal dysfunction.

Results in 2006 and Stratagy Going Forward In 2006, due to the medium-scale outbreak of influenza in the 2005-2006 season, sales were much lower than in the previous fiscal year, which saw the largest outbreak of influenza in the past ten years. However, overall net sales increased to 36.0 billion yen, 8.0% higher than in the previous year, due to stockpiling of Tamiflu by the government in preparation for a possible flu pandemic caused by avian influenza. In 2007, we plan to deliver the remaining half of the planned Tamiflu stockpile to the governments.

Currently, Chugai imports all Tamiflu for domestic sales from Roche. Preparations are now being made to gain approval for production of a modified Tamiflu Dry Syrup for Japan, with the goal of beginning distribution for the 2009-2010 influenza season. Tamiflu Dry Syrup will be produced at Chugai Pharma Manufacturing's (CPMC) Fujieda Plant. Roche will continue to supply bulk active ingredient and Tamiflu capsules, with packaging carried out by CPMC and marketing by Chugai Pharmaceutical.

ANGINA PECTORIS

Overview and Treatment of the Disease

Hardening of the coronary artery or coronary spasms can cause constriction of the artery and lead to ischemia, a condition where the heart does not receive sufficient oxygen. Clinical symptoms of angina pectoris include chest pain and pressure that accompany temporary ischemia.

Nitric acid is used to treat angina pectoris, enlarging the coronary artery and increasing blood flow to the ischemia affected areas. In addition, beta blocker agents are used for exertional angina pectoris treatment and calcium blockers are used for coronary spasm related angina pectoris.

Sigmart

Product Overview Anti-anginal agent Sigmart is a drug that overcomes the flaws of nitric acid compounds such as nitroglycerin and is effective in treating various types of angina pectoris. In 2001, clinical trials in the United Kingdom proved that in addition to reducing angina pectoris attacks, Sigmart also improves the prognosis of angina pectoris patients, thus leading to the increase in sales volume. Currently, Sigmart is sold in 13 countries.

Results in 2006 and Strategy Going Forward In 2006, Sigmart achieved a three percent increase in sales volume over the previous year while sales declined 6.7% from the previous year, to 18.0 billion yen.

In December 2006, domestic guidelines for the diagnosis and treatment of cardiovascular diseases were revised and the new guidelines state that Sigmart not only reduces the number of angina pectoris attacks, it also improves the prognosis of angina pectoris patients. Going forward, Chugai will endeavor to provide Sigmart to a greater number of patients based on these guidelines.

ANEMIA IN PREMATURE INFANTS

Overview and Treatment of the Disease

Anemia of prematurity frequently occurs in low birthweight infants, especially those weighing less than 1,500g in the early postnatal period. Anemia in premature infants is treated with blood transfusion, as the disease can cause various clinical conditions, including respiratory impairment and sustained tachycardia.

Epogin

Development Status In April 2006, Chugai received approval for use of Epogin in the additional indication and administration and dosage of anemia in premature infants. Controlled clinical trials have shown that Epogin helps reduce the need for blood transfusions by slowing the progression of anemia in this patient group.

DIABETES

Chugai continues to work to further advance the management of lifestyle-related diseases, both through its own in-house drug discovery activities and through its collaboration with Roche. Our aim is to introduce best-in-class or first-in-class pharmaceutical products to the Japanese market. Furthermore, Chugai has great expectations for ongoing work at Forerunner Pharma Research* to elucidate pathological mechanisms that may open the way to the development of new drug treatments.

*In April 2005, Chugai jointly established Forerunner Pharma Research Co., Ltd. (FPR) in partnership with Mitsui & Co., Ltd. and the Central Institute for Experimental Animals. FPR is based on one floor of the Komaba Open Laboratory of the University of Tokyo. It aims to develop innovative drug target exploration capabilities by integrating Chugai's drug development technologies with state-of-the-art knowledge and information generated by universities and other laboratories.

Organization and Human Resources
—The Basis for Growth



Chugai has designated the first three years (2005-2007) of the Mid-Term Business Plan "Sunrise 2010" as a period for further consolidating the foundation for growth from 2008, realized by key products begin reaching the market. The first year of the mid-term plan, 2005, started with the adoption of a strategic marketing structure to maximize product value through product lifecycle management and the launch of a specialist medical representative(MR) force for the oncology and renal fields.

In 2006, the sales & marketing structure was strengthened with the establishment of the Oncology Unit, expansion of support functions for branch offices, and an increase in the number of specialist MRs. Also, the organization handling safety related initiatives was reinforced, production functions spun off, and business process reengineering projects initiated to realize more efficient business processes. These efforts strengthened the operating base across a wide spectrum of business areas.

Carefully chosen research projects are progressing toward the clinical stage and many development projects are steadily advancing, with eight products filed for approval in 2006.

(Photo) Slant culture of fungi and actinomycetes

Secondary metabolites of fungi and actinomycetes are valuable sources of new drug candidates. Chugai possesses one of the world's largest microorganism collections at Kamakura Research Laboratories, and we are utilizing our wide array of advanced biotechnology methods and natural products chemistry techniques to identify new lead compounds.



Business Process Reengineering

Now, as we confront a busy schedule for the development and launch of new products, the degree to which we can use this opportunity to strengthen our corporate structure will determine whether we achieve the goals in our mid-term business plan "Sunrise 2010" and also Chugai's growth after the completion of the plan.

In recognition of this, Chugai has commenced business process reengineering (BPR) projects that aim to realize more efficient business processes that thoroughly eliminate redundancy and waste.

The Implementation of BPR is Indispensable for Dramatic Growth

We have been concerned about a shortage of manpower to handle the constant increase of work in the areas of research, development, and regulatory applications for promising new drug candidates, marketing activities to maximize sales of a continuously enhanced product lineup, and enhancement of the post-marketing safety management structure.

By responding to these needs with only a simple increase in the number of employees, however, Chugai cannot realize its aim of "dramatic growth." We believe that workflow processes must be reviewed from square one, reorganized, and made more sophisticated to streamline the corporate structure and build an environment in which each employee can focus on and tackle the issues that must be achieved. This is very important for maintaining growth in the increasingly harsh business environment, and ensuring a top class growth potential and presence in the domestic prescription pharmaceutical market.

Transformation of Our Corporate Culture through BPR

The success or failure of the BPR project depends on the extent to which the importance of BPR is recognized by each employee and on whether they can summon the strength to promote BPR activities on their own initiative.

In consideration of this point, we have started the current BPR project by obtaining the commitment of the top management in each department, and by reviewing all of our current business operations and bringing to light problem areas through meticulous investigations into the content of operations in each part of the organization. Furthermore, we are increasing employee motivation towards these constructive activities by (1) praising employees based on their current performance in putting forth reform proposals, without questioning their past performance, and (2) having them think simultaneously about not only what procedures should be eliminated but also what procedures should be established for the organization.

Furthermore, the quantitative goals of the BPR projects are placed on a level (an approximate 25% reduction in workload, as compared to the present situation) that can only be achieved by "changing the very way we work." This includes starting from the present situation and focusing on "What shall we leave in place?" instead of "What should we eliminate?", so that we only keep business operations that are clearly necessary and abolish all others. Chugai expects that the activities aimed at achieving these goals will raise individual employee awareness and increase our corporate culture's orientation towards increased productivity.

Schedule and Current Stage of BPR Promotion

From July to September of 2006, the BPR Office, with the role of promoting these projects, ascertained the productivity of Chugai's respective functions as compared to our competitors and the potential for productivity improvements in each of our basic organizational units. It then calculated potential company-wide improvements, using Activity Value Analysis*.

Currently, the BPR Office is moving forward with investigations, starting with high priority organizational units, and implementing ideas for workload reduction. The department will complete a review of the entire Chugai organization by the second half of 2008. At the same time, the BPR Office will cooperate with all other departments to monitor and support the implementation of BPR.

*Activity Value Analysis: A method that converts the amount of work expended on output into a monetary amount to examine the reasonableness of the costs incurred.

Research and Development (R&D), Intellectual Property

Chugai is strengthening its infrastructure for research and development and its strategy for intellectual property. The goal is to create a highly promising development pipeline in our strategic therapeutic areas that will privide in-house candidates of innovative new drugs that can be launched globally.

Research

1. Basic Information

Chugai is active in five therapeutic areas: oncology, renal diseases, bone diseases, diabetes, and immunology. Our sights are set on discovering globally competitive, groundbreaking drugs in the fields of cutting-edge biologic drugs, centered on antibody drugs, and low-molecular-weight compounds.

The R&D budget for 2006 was 54.6 billion yen (16.7% of sales). Furthermore, Chugai is able to utilize a research technology infrastructure that includes sharing chemical compound libraries with Roche, which invests approximately 400 billion yen annually in R&D. This gives Chugai the advantage of high research productivity.

Chugai's domestic research is centered on three core research sites, in Gotemba and Kamakura, which conduct drug discovery research, and Ukima, which carries out research on scale-up technology.

2. The Goal of Research Activities and Results in the Fiscal Year under Review

The goal of Chugai's research activities is the development of promising new drugs that can be launched globally. To realize this, Chugai is strengthening its research infrastructure as detailed below.

(1) Improving Productivity through Synergies with Roche and Establishing a Research System which Utilizes the Unique Qualities of Chugai

To create new, breakthrough drugs, Chugai is building a system that enables us to share research infrastructure with Roche. By sharing genome-related research tools, a compound library that includes natural products, and a chemical evaluation database, we are working to build a world-class drug-discovery infrastructure and improve research productivity. In the field of research into antibody drugs, a key Chugai strength, we are building an infrastructure with new production technologies and drug-discovery techniques. We are also sharing information with Roche to implement research on improving our antibody production capacity and developing next-generation antibody drugs. And for the discovery of low-molecular-weight drugs, we are building an infrastructure that includes cell-based high-throughput screening (HTS) with novel cell lines, computer-aided virtual screening based on protein architecture data, and a system that optimizes drug candidates. These are based on the concept of multidimensional optimization (MDO), which combines and simultaneously maximizes multiple aspects of drugs such as effectiveness, targeted selectivity, physical properties, metabolic stability, and safety. Chugai and Roche are efficiently creating new low-molecular-weight drugs and have established a research system that takes full advantage of the strengths of the Roche Group and the capacity for innovation of Chugai.

(2) Strengthening External Alliances

Chugai is also advancing collaborations with Forerunner Pharma Research Co., Ltd., (Tokyo), PharmaLogicals Research Pta. (Singapore), and C&C Research Laboratories (South Korea), a joint venture company between Chugai and South Korea's ChoongWae Pharma. In addition to these examples, we are also reinforcing our technology-sharing and collaboration through cooperation and joint research with companies, universities, and research institutions in Japan and overseas, as well as through participation in national projects, and we are endeavoring to explore new research themes and secure new technologies.

Looking at results in 2006, the antibody drug projects we have been advancing through collaborative research with the University of Tokyo Research Center for Advanced Science and Technology (RCAST) progressed in the preclinical stage, and new antibody drug projects were created by Forerunner Pharma Research Co., Ltd. Moreover, we were able to strengthen our own antibody drug pipeline through outside collaboration. For example, PharmaLogicals Research Pta. succeeded in establishing a new



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method for obtaining antibodies that suppress cancer growth.

In 2006, Chugai and the US company Cambrex Bio Science Walkersville Inc. announced a new alliance based on a license agreement under which Chugai will be the first Japanese company to use Clonetics Conditionally Immortalized Cell Lines. We expect that the Clonetics cell lines will contribute to making highly efficient and accurate evaluations of the efficacy and toxicity of a variety of promising new drugs, and that they will be widely applied to drug discovery research in all of our disease fields.

(3) Careful Selection of Research Projects (FOCUS)

Chugai strategically and efficiently allocates research resources based on an investment decision-making system that corresponds to the characteristics of research. We preferentially allocate resources to promising projects for which the direction of research is clear, the targeted product profile is highly feasible, and the key to success is the speed of research. We comprehensively took into account such factors as the treatment field, competitive conditions, and the ratio of biologics and low molecular weight drugs, and as a result, the number of projects in the research stage in 2006 declined to approximately two-thirds of the number at the beginning of 2004. Several of these projects are expected to enter the clinical trial stage in the near future. Furthermore, we were able to create new development candidates faster than before. In 2006, the time needed to advance drugs from the start of research to the identification of the development candidates was shortened by approximately 20% compared with 2003, which represents a marked increase in research productivity.

In addition, three research stage projects (two compounds for cancer and one compound for diabetes) were decided to be licensed out to Roche during 2006. The humanized anti-human IL-6 receptor monoclonal antibody Actemra was the first product licensed to Roche from Chugai, and with the licensing out of these three candidates in early clinical stage development, Chugai expects that its research synergy with Roche will be more fully realized going forward.

Development (Clinical Development)

1. Basic Information

Chugai holds the first refusal right for the development and marketing in Japan of development candidates owned by Roche. Currently, Chugai is continuing to enhance its development pipeline through the proactive introduction of Roche's research projects in strategic therapeutic fields and advancement of our in-house research activities. Many of these products in development are strongly desired by patients because they are completely new, or innovative, or their efficacy and safety have already been acknowledged overseas. Chugai is strengthening its development system further in order to bring these compounds to market as quickly as possible, while ensuring their safety.

While Chugai can often use data from overseas clinical trials to reduce the scale of domestic clinical trials or reduce the development period of its products, there are challenges including compounds for which concomitant usage with other drugs are necessary



The relationship between drugs and the receptors and enzyme proteins inside organisms has been explained as a keys and keyholes analogy. Researchers in this field are utilizing the latest three-dimensional graphics systems to investigate compound designs that fit these "keyholes" as snugly as possible.

Research (Kamakura) (from left)
Ken-ichi Kawasaki, Morio Fujiu, Yasuhiko Shiratori

and/or administration and dosage are not simple, and compounds that have potential for multiple indications. Therefore, the efficient management of complex development strategies and applications for approval is also an important issue to tackle in clinical development.

In the future, Chugai anticipates Japan will see an increased use of results from clinical trials conducted in Europe or the United States and more activity for submitting approval applications that utilize the results of global clinical trials in which Japan participates. Given this environment, Chugai will reduce product development time and utilize development resources more efficiently through promotion of global co-development efforts with the Roche Group. In addition, we will fully utilize Roche's network to develop our own products overseas.

2. Strengths of Chugai's Clinical Development System

In 2006, beginning with the filing for approval of eight new drugs*, Chugai advanced many development projects.

*For details concerning the completed applications for the eight new drugs, please see page 8-27 "Review of Operations."

Development System

- ***Cooperation with Chugai Clinical Research Center*** Chugai's development functions are supported by the Clinical Development Division of Chugai Pharmaceutical itself and by the Chugai Clinical Research Center (CCRC). The CCRC was established in October 2004 as a mobile and flexible global center which concentrates all combinable functions of clinical development carried out in the Japan, the United States, and Europe. These aspects include support and monitoring of domestic clinical trials and GCP (good clinical practice) promotion, data management, statistical analysis, clinical pharmacology, and clinical development itself. Chugai is aiming to make clinical development functions stronger and more efficient overall through cooperation between the CCRC and the Clinical Development Division, which is responsible for promoting domestic clinical trials and for all clinical development functions including those overseas. Both organizations will continue to increase their level of expertise, while essentially being managed as one function.
- ***Careful Selection of Development Projects*** As the number of products under development increases, Chugai carefully selects projects based on a prioritization that takes into account portfolio management for each stage of development—drugs discovery, early stage, late stage—and product lifecycle strategies from development to sales. This means that development resources are preferentially allocated to development candidates that contribute to the strengthening of our competitiveness.

TOPICS: Creating an Electronic Document Management System for CTD/eCTD

Since July 2004, Chugai has been operating the electronic document management system WISDOM to deal with the new drug approval application forms CTD/eCTD (CTD: Common Technical Document, eCTD: electronic Common Technical Document). By standardizing processes from R&D through filing for approval, this system can efficiently create drug application documents. In December 2005, Chugai carried out the first ever official eCTD application in the Japanese pharmaceutical industry, and in 2006, we filed three official eCTD applications for anticancer agents and other drugs.

Trend of R&D Expenses


(Billions of yen)
(%)
60
50
40
30
30
20
10
0
47.85
48.51
43.53
48.17
50.06
54.61
22.6
20.4
18.7
16.3
15.3
16.7
'01
'02
'03
'04
'05
'06
R&D expenses (left)
R&D expenses/sales (right)

Achievements in 2006

	Number of Projects	Breakdown: New Molecular Entities	Additional Indications	Additional Dosage and Administration/ Formulations
Approved	4*	2*	1	1
Filed	10	2	4	4
Entered Phase III	4	1	3	—
Entered Phase II	2	—	2	—
Started Phase I	1	1	—	—
Suspended Development	2	2	—	—

*Includes one project approved in January 2007.

3. Future Challenges

Immediately following the launch of the new Chugai in October 2002, our clinical trial programs involved approximately 2,000 patients in total. By 2006, this number had increased to 4,000 and it is expected to reach 5,000 in 2007. To respond to this larger scale of development, increased global development, and future rush of approval applications, Chugai is further strengthening its foundations in such ways as increasing its level of expertise in all clinical development functions and improving quality assurance. We are also advancing various reforms, including the enhancement of functions for planning comprehensive clinical development strategies that extend from the initial development stage throughout the product lifecycle. Along with these reforms, we are reorganizing our global development systems including overseas development offices.

Intellectual Property (IP)

A Strategy to Safeguard Intellectual Property (IP)

In cooperation with R&D departments, the IP Department starts drawing up a patent strategy for early-stage research themes in an attempt to construct an effective patent network which protects Chugai's products. In implementing the strategy, measures are taken to focus the resource allocation, including decisions on which countries to file patents based on consideration of co-development activities with the Roche Group, and reviews of patent applications in accordance with progress in research projects.

The Company is also working to enhance product competitiveness and to extend the product lifecycle through the management of IP, including industrial property rights such as patents and trademarks, know-how, biological materials, clinical trial data, and brand names.

Moreover, Chugai is pursuing synergistic effects in the IP field by sharing patent information as well as exchanging personnel with the IP Department at Roche.

Change of Internal Rules

In 2006, Chugai changed its internal rules regarding discoveries and inventions, including the incentive schemes.

To foster innovative discoveries, the new rules remove the 60 million yen cap on incentives and increase transparency in the evaluation methods for inventions.

Status of Disputes

In April 2004, Ajinomoto Co., Inc. filed a lawsuit claiming that Chugai's production of the recombinant human erythropoietin, Epogin, and the recombinant human G-CSF, Neutrogin, infringes a process patent held by Ajinomoto. Chugai has fought the lawsuit, asserting the absence of patent infringement and the invalidity of Ajinomoto's patent. As for patent infringement, in March 2006 the Tokyo District Court rendered a judgment in Chugai's favor, dismissing Ajinomoto's claim in its entirety. After Ajinomoto's appeal from this judgment, the Intellectual Property High Court again upheld Chugai's position, dismissing the appeal in February 2007. Separately, Ajinomoto's patent was declared to be invalid by the Japanese Patent Office in a trial for invalidation which Chugai had filed. Ajinomoto filed a revocation suit with the Intellectual Property High Court, but in this matter as well, the Court rendered judgment in favor of Chugai in February 2007.

Process and Milestones of Drug Development



Discovery Research
Development Research
Clinical Development
idea/concept
target molecule identification
lead identification (non biologics)
lead optimization (non biologics)
lead optimization (biologics)
candidate selection
preclinical studies
Phase I clinical pharmacology healthy volunteer/ patient
Phase II exploratory/ confirmatory patient
Phase III confirmatory patient
establishing assay system/ target evaluation
screening (in vitro)
screening (in vitro) (in vivo)
pharmacology DMPK pilot toxicity
pharmacology DMPK GLP tox
pharma-cokinetics safety
efficacy dose regimen dosage
efficacy safety
initiation of research
identification of target molecule
identification of lead structures
identification of compounds
identification of clinical candidate
proof of preclinical safety and efficacy
proof of clinical safety and efficacy
10 – 15 years

Production

Chugai is moving steadily forward in restructuring its production system with the aim of substantially raising production efficiency and strengthening production technology. In May 2006, Chugai transferred the production functions of its four existing plants to its wholly owned subsidiary Chugai Pharma Manufacturing Co., Ltd., and made a series of strategic moves to consolidate these four plants into two plants located in Utsunomiya and Fujieda within the next four to five years.

Utsunomiya Plant

The Utsunomiya Plant completed construction of six 10,000-liter animal cell culture tanks in May 2006, and now has antibody drug production facilities with a total capacity of 80,000 liters, making it one of the largest antibody plants in the world. The plant is our manufacturing base for biopharmaceuticals, producing Actemra, a humanized anti-human IL-6 receptor monoclonal antibody, the pre-filled syringe formulation of Epogin, a recombinant human erythropoietin, and Neutrogin, a recombinant human granulocyte-colony stimulating factor. The Utsunomiya Plant also undertakes the development of technology for increasing production efficiency, including the enhancement of the expression level of antibodies.

Over the medium term, Chugai will further pursue maintenance and enhancement of in-house manufacturing technology by transferring the Ukima Plant's manufacturing functions for bulk biopharmaceuticals and sterile injections to the Utsunomiya Plant by 2012. This will upgrade Utsunomiya into an integrated plant for the complete processing of biopharmaceuticals, from bulk manufacturing to formulation.

Fujieda Plant

The Fujieda Plant has been a production facility for synthesized pharmaceuticals since the plant opened, and currently produces bulk materials for anti-anginal agent Sigmart and osteoporosis treatment agent Alfarol.

Beginning in 2005, approximately 20 billion yen is being invested to build a state-of-the-art solid drug production line and related facilities, upgrading it into an integrated plant for the complete processing of synthesized pharmaceuticals, from bulk material manufacturing to drug formulation. In April 2006, work was started on the construction of a new solid drug production wing, one of the largest in Japan with a drug manufacturing capacity of up to 2.7 billion tablets. The solid drug production wing will realize major labor savings and is set for completion in 2009. Beginning in 2008, the transfer of the solid drug production functions from the Ukima Plant and the Kamakura Plant to the Fujieda Plant will be gradually undertaken.

Contract Manufacturing by MP-Technopharma Corporation

In March 2006, Chugai announced the production transfer of four prescription pharmaceutical products (four products, seven items) formerly manufactured at the Kamakura Plant to MP-Technopharma Corporation, a wholly owned subsidiary of Mitsubishi Pharma Corporation. The products to be transferred are activated vitamin D3 derivative Rocaltrol, continuous ACE inhibitor Inhibace, anti-Parkinson's drug Madopar, and 5-HT3 receptor antagonist and anti-emetic agent Kytril (fine granule). Of these, the contract manufacturing of Rocaltrol started in March 2006, and that for the remaining three products will commence gradually over the next two years.



Production (Kamakura)
Mie Morimoto

Sales & Marketing Structure and Ensuring Safety

Chugai expects that several of the eight products filed for approval in 2006 will be introduced to the market during 2007. In order to deliver the pharmaceutical products needed by patients while ensuring safety, Chugai took further steps during 2006 to expand its sales system.

Expanding Roles of MRs

The principal role of medical representatives (MR) includes promptly providing physicians and pharmacist with information such as the characteristics and efficacy of products, combination usage with other drugs, and potential side-effects. Another important role is collection, analysis, and feedback of information to and from the actual clinical field after products are launched.

In addition, the scope of responsibilities for MRs is continuing to expand in order to meet the increasingly sophisticated and specialized needs of medical institutions and medical professionals. For example, MRs now hold seminars at hospitals on broad themes and contribute to the promotion of cooperation between hospitals or between hospitals and clinics.

At Chugai, MRs play particularly significant roles because (1) the number of products Chugai handles has doubled since the alliance with Roche in October 2002, (2) there are now numerous groundbreaking pharmaceutical products with innovative mechanisms of action, and (3) the focus of efforts is on the oncology field, where treatments are becoming increasingly specialized and sophisticated including the use of combination therapies. Thus, Chugai is enhancing its sales and marketing structure in order to maximize the value and presence of its products in strategic disease fields.

Sales & Marketing Structure Reformed Twice in 2006

In July 2005, Chugai introduced MRs specializing in the renal disease field, following the establishment of oncology-specialized MRs in 2004. Chugai's new sales system features three kinds of MRs —oncology, renal, and general*— who provide highly specialized information to develop the strategic business areas. In addition, organizational changes to raise customer satisfaction and the value of the Chugai brand were also put in place. The Sales Support Department was established to strengthen support for sales offices, and the Customer Relations Department was set up to handle communications with patient groups as well as activities related to advertising, academic conferences, and other events.

In October 2006, in preparation for the busy launch of new products, particularly oncology products, which will get into full swing beginning in 2007, Chugai established the Oncology Unit, expanding upon the functions of the Oncology Disease Area Medical Business & Science Department within the Sales Division. The number of Oncology District Offices, which were introduced in January 2006, is being increased from 24 to 43, and their affilia-



Physician
Dr. Noriko Yoshimura

Medical Business & Science (Headquarters)
Katsuhiro Watanabe

tion has been transferred from branch offices to the Oncology Unit. Also, all oncology-specialized MRs have been put under the direct control of the unit. The Oncology Unit, through collaboration between the head office and MRs on the front lines, will promote enhanced provision and proper use of information, and also ensure strategic consistency by establishing direct communication of command and reporting between headquarters and the MRs. Together with this organizational change, the number of Oncology MRs has been increased from 100 to 400, and will be expanded to 500 by the end of 2007.

*General MRs handle pharmaceuticals in areas outside of oncology and renal.

Post-Launch Development of New Drugs is Another Important Role of Sales & Marketing

R435 (product name: Avastin, generic name: bevacizumab), the first anti-cancer agent in the world to inhibit angiogenesis, and R1415 (product name: Tarceva, generic name: erlotinib) are becoming standard treatments overseas, and with expanded indications these products are expected to become blockbusters. The humanized anti-human IL-6 receptor monoclonal antibody Actemra has been long awaited by many specialists for clinical use as a treatment for rheumatoid arthritis, similar with the case in the past for the existing indication of Castleman's disease. On the other hand, as these new drugs have completely new mechanisms of action, post-marketing surveillance (PMS)* is essential when they newly enter the market.

With this in mind, Chugai is taking steps to ensure the safety of these new products and quicken their market penetration. Sales of R435 (product name: Avastin) and R1415 (product name: Tarceva) for the moment will be limited to facilities (1) skilled in cancer chemotherapy, (2) capable of emergency response to adverse events, and (3) willing to cooperate in PMS involving the registry of every single patient. With respect to Actemra, surveillance is being conducted and information on proper use is being gathered and disseminated by the Actemra Medical Business & Science Department, which was established in October 2006.

*PMS: Post-marketing surveillance consists of studying the efficacy and safety of new drugs as they are used on a daily clinical basis, collecting updated information on proper use that could not be obtained prior to launch, and submitting reports on side-effects to public authorities.

Trend in MR Numbers

(numbers)


1,350
1,300
1,300
110
1,190
1,400
150
110
1,140
1,600
300
400
900
1,700
300
500
900
'02
'03
'04
'05
'06
'07 (Plan)
Renal Diseases
Oncology
General

Safety Measures: Seeking Enhanced PMS Operations and Greater Efficiency

In October 2006, Chugai established PMS Promotion Offices in each sales branch to mainly handle the operation of PMS-related activities. The Company is seeking to make the overall PMS operation more efficient by transferring to the PMS Promotion Offices the collection of survey forms, the provision of safety management information, and other supportive duties previously handled by MRs, along with making contracts with GPSP* institutions and doing some data input and tabulation operations that used to be done by the Drug Safety Data Management Department.

To further enhance the function of the Corporate Regulatory Compliance and Quality Assurance Division, the Drug Safety Unit was established within the division. The Unit is responsible for managing and promoting company-wide strategies on safety and regulatory issues, and oversees three departments: (1) Pharmacovigilance Department, in charge of post-marketing surveillance, safety management, and risk management, (2) Drug Safety Data Management Department, in charge of safety information, case evaluations, and GPSP implementation and analysis, and (3) Drug Safety Compliance Department, in charge of worldwide pharmacovigilance.

Enhanced collaboration among PMS Promotion Offices, MRs, and the Drug Safety Unit, in addition to cooperation with the Sales Division and the Corporate Regulatory Compliance & Quality Assurance Division, will further strengthen the company's safety management capabilities in the current situation of continuous new drug launches.

*Good Post-marketing Study Practice (GPSP) is a standard for post-marketing surveillance and study of pharmaceutical products. GPSP institutions are cooperative institutions to these research activities.

Human Resources Strategy

The objective of Chugai's human resources strategy is to develop employees as our valued assets – human resources – while achieving growth as a company. The human resources management cycle consists of the following: (1) business innovation through development of each employee's role; (2) achievement examination through employee evaluations; (3) human resources development through employee evaluations; and (4) further development of roles through the development of human resources.

Recruitment and Training: Hiring and Developing Outstanding Human Resources

Chugai recruited a record 378 new graduates and 129 mid-career personnel in 2006 to acquire the manpower needed for achieving the goals of our mid-term business plan "Sunrise 2010". To secure outstanding human resources, we conducted an analysis of "high-performers" who have produced high-quality results at Chugai, and reflected that analysis in recruitment evaluations.

We are also enhancing our post-recruitment human resources development. In July 2005, we set up the Human Capital Development Department by consolidating the training functions of the Human Resources Management Department and those of the other departments. This new department supervises both "corporate programs" designed to enhance basic knowledge and capabilities, and "division programs" aimed at enhancing the specialist knowledge and abilities required by the respective divisions.

Evaluation: Advancing Human Resources Development Based on Fair Treatment

A comprehensive system, with an emphasis on the fulfillment of individual roles, forms the bedrock of Chugai's human resources system. Each employee's assigned role and their expected results are defined, and achievements are evaluated in terms of both actual performance and the ability to fulfill roles, which is to say on the behavioral characteristics linked to a high level of success.

We regard the employee evaluation system not merely as something for ensuring fair treatment but also for effective human resources development. Because of this, we are committed to help our employees better understand the evaluation system, provide assessor training programs each year, and set up discussion boards for assessors and employees so they can exchange views on the evaluation results.

In a 2004 labor union survey, members of our company's union showed a higher degree of satisfaction with their evaluation system than workers at other companies. We believe the survey results reflect our continuing efforts to increase employee satisfaction with work and evaluation, through the quarterly dialogue with their supervisors, where they: (1) set work goals for individual employees; (2) check progress quarterly; and (3) conduct half-year reviews. However, since all supervisors do not share the same standards of evaluation, we intend to continue our steady efforts to further improve the evaluation system, including assessor training.

In January 2007, we partially revised the employee compensation system to ensure that the growth of individual employees will lead to the growth of our company as a whole by clearly defining the standard of "professionals" that the company requires, and also by helping to enhance employee satisfaction with their evaluation and compensation.

Human Resources Management Cycle


Business innovation through the development of roles
Achievement examination through employee evaluations
Development of human resources through employee evaluation
Further development of roles through human resources development



Sales & Marketing (MR) (Tokyo Branch) (from left)
Kumiko Iwato, Yasuyuki Nishiura, Tetsuo Aritani

Corporate Social Responsibility (CSR)

Chugai's basic policy is to conduct management that is fair and open to all stakeholders. For the benefit of patients, consumers, and society at large, we are enhancing social contribution activities of the kind that can be offered only by a pharmaceutical company, and promoting a workplace environment conducive to enhancing the motivation of employees.

Our Relationship with Patients

Patients in Japan

In 2006, Chugai continued to actively support disease education activities as a part of its effort to promote patient-oriented healthcare.

In the oncology field, we participated for the second consecutive year in the Pink Ribbon Movement, which promotes the importance of the early detection, diagnosis and treatment of breast cancer. With the Cancer Patients' Network*, we jointly hosted a charity event which combined a lecture on palliative care with laughter aroused by rakugo comic storytelling. In the renal diseases field, Chugai and the Japan Association of Kidney Disease Patients collaborated to hold a citizens' symposium to provide information useful to renal disease and diabetes patients. Furthermore, we provided information to rheumatoid arthritis patients by holding the civic forum "College of Health: Medicine in Daily Life," the latest in a series of forums that began in 1993.

*A nationwide network of cancer patients' associations

Patients Around the World

Chugai, through the nonprofit organization Shuhei Ogita Fund, has sent the drug, Picibanil, free of charge to patients in over 60 countries around the world (cumulative total over 16 years) in order to help children suffering from lymphangioma, a rare and intractable disease. We also participated in the Global Roche Employee AIDS Walk 2006 sponsored by Roche to support AIDS orphans in Malawi, Africa, and 3,025 employees donated a total of 1.675 million yen. Combined with the matched contribution of the company, a grand total of 3.35 million yen was raised.

Our Relationship with Society

In July 2006, Chugai opened "Dr. Kitanomaru's Bio Pharmaceutical Laboratory" at the Science Museum in Tokyo, the first-ever permanent exhibit sponsored by a pharmaceutical company. We are hoping that visual presentations of easy-to-understand explanations about medicines, biotechnology and cancer will help children to develop an interest in natural sciences.

Since 2004, Chugai has been accepting trainees under the Training Program for Educators at Private Companies sponsored by the Japan Institute for Social and Economic Affairs (Keizai Koho Center). In 2006, seven teachers were accepted from public schools in Tokyo and offered a three-day training program including briefing sessions on pharmaceutical companies and their activities, visits to our plants, and participation to workshops.

Chugai's efforts to improve business ethics, particularly those in accordance with the Chugai Business Conduct Guidelines (BCG), and our social contribution activities received a lot of praise both in Japan and from overseas during 2006. In Japan, we were awarded the 2006 Business Ethics Effort Prize (Symbiotic Special Prize) by the Business Ethics Research Center (BERC), and overseas, we participated in the Annual Business Ethics & Compliance Conference held by the Ethics & Compliance Officer Association (ECOA) in Salt Lake City in the United States in October 2006 to give a presentation on our corporate ethics and social contribution activities.

Our Relationship with Our Employees

In order to help all of our employees actively participate in the performance of Chugai's CSR and in promotion of the company's growth, we are striving to enhance employee satisfaction by developing and improving the personnel system and the workplace environment*.

In January 2006, Chugai conducted an Employee Opinion Survey, the second of its kind since the alliance with Roche in 2002 (the response rate was 96.9%). In addition to providing feedback of the survey results to all employees, we have taken new measures including the President's direct message to employees regarding our efforts to solve the problems raised in the survey.

*For details, please refer to Human Resources Strategy on Page 38.



**Chugai Pharmaceutical Co., Ltd.
Corporate Social Responsibility
Report '06**

For further information concerning Chugai's CSR activities, please refer to the Corporate Social Responsibility Report CSR'06. You will find many of our activities intended for the benefit of human health.

*The report is on our website:
http://www.chugai-pharm.co.jp/english/corporate/csr

Corporate Governance, Internal Control

Chugai views the enhancement of corporate governance as a major management task, and is building a system that places focus on ensuring speedy decision-making and the clarification of executive responsibility, as well as management transparency and soundness. In addition, Chugai will take the opportunity presented by the implementation of J-SOX (Japanese version of the Sarbanes-Oxley Act) to further enhance internal controls centering on financial reporting.

Corporate Governance

Management Decision-Making and Business Operation Systems

Chugai employs an executive officer system to speed up decision-making and clarify executive responsibility. Decision-making regarding the most important management issues is carried out primarily by the Board of Directors, and decisions on day-to-day business operations are made primarily by executive officers who oversee the main functions. Important decisions regarding execution of business operations are made by the Executive Committee (biweekly meetings), which includes the president and key executive officers. The Board of Directors receives a quarterly report about the committee's decisions and the state of operations.

To ensure the soundness of management and enhance decision-making, seven of the 13 board members are outside directors* (as of March 23, 2007). To increase the effectiveness of the outside director system, materials for the Board of Directors are provided to the outside directors before the meetings, and the Department Manager of the Corporate Planning Department reports to the directors as necessary on important changes in the management environment and individual issues. Chugai held ten meetings of the Board of Directors during the fiscal year under review, and the overall attendance rate of the outside directors was slightly over 60%.

Furthermore, with the aim of expanding global business through a proper corporate stance while appropriately responding to changes in the global business environment, Chugai has established an International Advisory Council (IAC) with domestic and overseas specialists from various fields.

*Among the Company's outside directors, Dr. Franz B. Humer is the Chairman of the Board and Chief Executive Officer of Roche Holdings Ltd., the parent company of Chugai. In addition, William M. Burns, Prof. Dr. Jonathan K.C. Knowles and Dr. Erich Hunziker are members of the Corporate Executive Committee of the Roche Group.

Auditing System

Monitoring management-level decision-making and the conduct of business operations from an independent perspective is the responsibility of the corporate auditors. Chugai has four corporate auditors, two of whom are outside auditors. As part of the new Company Law enacted in May 2006, companies with corporate auditors are required to implement a system to ensure the effectiveness of audits. Since May 2006, Chugai has been reorganizing the audit support system and established Corporate Auditors Support Section to increase the independence of corporate audit functions and strengthen support for auditors. Moreover, from January 2007 full-time Corporate Auditors are attending Executive Committee meetings and offering feedback and opinions from the standpoint of appropriate corporate governance.

Chugai has established the Audit Department as an internal auditing division with a staff of eleven members, including certified internal auditors, to monitor operational conditions at each organizational unit.

To make the audits of operations more sound, the Corporate

Corporate Governance System



General Shareholders Meeting
Selection/Dismissal
Selection/Dismissal
Selection/Dismissal
Board of Auditors
Corporate Auditors
Audit
Board of Directors
Members of the Board
Selection/Dismissal
President & CEO
Audit
Accounting Auditor
IAC
Advice
Executive Committee
Accounting Audit
Audit Department
Executive Officers
Risk Management Committee
Corporate Social Responsibilities Committee
Promotion
Operating Organization

Auditors, the Audit Department, and the external accounting auditors work together. The Audit Department reports internal audit plans and results to the full-time Corporate Auditors, and as necessary, auditors make requests regarding items such as changing the scope of audits. In addition, the Corporate Auditors and external accounting auditors meet three or four times throughout the year to collaborate and exchange opinions in confirming audit plans and audit reports on interim and full-year settlement of accounts. The Corporate Auditors also meet with the accounting auditors regarding their audit opinions.

Internal Control

Implementation of Japanese SOX

Measures to respond to the J-SOX law* are progressing steadily. As of the end of February 2007, documentation for all business processes which feed into financial reporting (sales, procurement, and information disclosure procedures as well as IT control systems) was nearly completed. Trouble areas in regard to internal control have been identified and are being improved. Chugai aims to complete J-SOX implementation quite smoothly, with 70–80% compliance by the end of 2007, and 90–95% by the end of 2008.

*J-SOX was created along the lines of the American Sarbanes-Oxley (SOX) law with the aim of reinforcing accounting audit systems and strengthening internal corporate controls. J-SOX will become a requirement from fiscal periods beginning after April 2008, in Chugai's case the period ending December 2009, and require reporting on internal control.

Internal Control with Respect to Compliance

Chugai has established the Chugai Business Conduct Guidelines (Chugai BCG) to ensure that directors and employees execute operations appropriately in compliance with laws and regulations. The Corporate Social Responsibility Committee, which works under the auspices of the Executive Committee, and the Corporate Social Responsibility Department have been established to spread the ideas of BCG throughout the company. Also, an employee consultation desk, the BCG Hotline, has been established to offer advice and receive information regarding issues related to laws, internal regulations, and corporate ethics.

In March 2007, compliance functions related to laws, regulations, and societal rules were further strengthened with the implementation of the Compliance Regulations, together with the establishment of the Compliance Committee, and the Risk Management & Compliance Department.

Risk Management

To preempt risk that could affect operations of the Chugai Group and to ensure rapid and appropriate response when issues occur, Chugai has instituted Risk Management Regulations and established the Risk Management Committee, a sub-organization of the Executive Committee, as well as the Division Risk Management Committee.

The Risk Management Committee draws up a risk map based on the risks listed by the Division Risk Management Committee and reports to the Executive Committee on the status of risks that could have serious impact on management, along with the results of countermeasures. In the event of an emergency situation that would have a serious effect on the corporate activities of the Chugai Group, a task force headed by a representative director will be established as necessary to respond to the situation.



Corporate Auditor
Yasunori Fujii

After almost ten years engaged in the management of a listed company, I became a university professor, and am currently teaching Business Administration and Accounting. To increase my expertise in my fields, I diligently studied corporate governance, and furthermore, became qualified as a Certified Public Accountant. My experience as a manager and my knowledge of these fields has been extremely useful in performing my work as an external auditor.

During audits, I pay careful attention not only to checking the status of compliance with laws and regulations, but also to confirming the suitability of the decision-making process regarding important matters and the soundness of accounting policies. In addition to attending the board of directors meetings and making necessary statements, I regularly have the opportunity to meet with the President, Vice-President and CFO, and along with hearing about management policies, etc. from them, I also share my opinions with them. Furthermore, I visit the production sites with the full-time corporate auditors, listen to the opinions of the chief staff members, and sit in on the review of the audit by the external auditors. I will continue to conduct highly reliable audits to meet the responsibility with which you have entrusted me.

Board of Directors/Corporate Auditors/ Executive Officers (As of March 23, 2007)



Members of the Executive Committee:
from left (front) Tatsumi Yamazaki, Motoo Ueno, Osamu Nagayama, Ryuzo Kodama, Harutaka Fujita,
(back) Motoo Saito , Mikio Arisawa, Michiharu Abe, Kazunori Komiyama, Shigetoshi Matsumoto

Representative Directors

Osamu Nagayama

Motoo Ueno

Directors

Ryuzo Kodama

Dr. Tatsumi Yamazaki

Harutaka Fujita

Yasuo Maeno

Dr. Etsuro Ogata
Director Emeritus of Cancer Institute Hospital

Mitsuo Ohashi
Representative Director and Chairman of the Board of Directors, SHOWA DENKO K.K.

Abraham E. Cohen
Chairman of Chugai Pharma USA

Dr. Franz B. Humer
Chairman of the Board of Directors and Roche CEO

William M. Burns
Member of the Roche Executive Committee and CEO of the Pharmaceuticals Division

Prof. Dr. Jonathan K.C. Knowles
Member of the Roche Executive Committee and Head of Global Research

Dr. Erich Hunziker
Chief Financial Officer and Deputy Head of the Corporate Executive Committee of the Roche Group

Corporate Auditors

Motoo Saito (full-time)

Shigetoshi Matsumoto (full-time)

Yasunori Fujii

Toshio Kobayashi

Executive Officers

Osamu Nagayama
President, CEO, COO

Motoo Ueno
Deputy President,
Corporate Social Responsibility, Technology & Production

Ryuzo Kodama
Executive Vice President,
CFO, System & Corporate Communications

Dr. Tatsumi Yamazaki
Executive Vice President,
Life Cycle Management, Development, Intellectual Property

Harutaka Fujita
Executive Vice President,
Corporate Services and Human Resources

Tatsuro Kosaka
Senior Vice President, Head of Strategic Marketing Unit

Dr. Stefan M. Manth
Senior Vice President,
Change Leader and Partner for Strategic Marketing

Dr. Hiroyuki Ohta
Senior Vice President, Head of MRA Unit

Michiharu Abe
Senior Vice President, General Manager of
Corporate Regulatory Compliance & Quality Assurance Div.

Dr. Mikio Arisawa
Senior Vice President, Research

Kazunori Komiyama
Senior Vice President, General Manager of Sales Div.

Satoshi Miki
Vice President, General Manager of Strategic Planning Dept.

Shunji Yokoyama
Vice President, Deputy General Manager of Corporate Regulatory Compliance & Quality Assurance Div. and Head of Drug Safety Unit

Tatsuo Miyauchi
Vice President, General Manager of Research Div.

Dr. Yutaka Tanaka
Vice President, General Manager of Clinical Development Div.

Dr. Yasuhiro Tsuji
Vice President,
President of Chugai Clinical Research Center Co., Ltd.

Dr. Hidetoshi Ushio
Vice President, General Manager of Drug Engineering Div.

Naotaka Nakamura
Vice President, Deputy General Manager of Sales Div. (Product Research, DI) and Head of Oncology Unit

Yoshiki Uchikura
Vice President, Deputy General Manager of Sales Div. (Overseas Sales) and Deputy Manager of Overseas Business Dept.

Shin-ya Unno
Vice President, General Manager of Sales Div.
(Sales Coordination, Sales Support, Customer Relation)

Yoshiro Saito
Vice President, Deputy General Manager of Sales Div. (Wholesaler Business) and General Manager of Wholesaler Business Planning Dept.

Katsuyori Kunii
Vice President, Branch Manager of Tokyo Branch I

Tetsuo Minoura
Vice President, Branch Manager of Osaka Branch

Yoshio Itaya
Vice President, General Manager of Corporate Planning Dept.

Yoichi Yamanaka
Vice President,
General Manager of Corporate Social Responsibility Dept.

Fumihiko Kamoshida
Vice President, General Manager of Legal Dept.

Hirotaka Konno
Vice President, General Manager of Secretarial Dept.

Kotaro Miwa
Vice President,
General Manager of Human Resources Management Dept.

Masaharu Unno
Vice President,
General Manager of Human Capital Development Dept.

Yuichiro Onitsuka
Vice President, External Affairs

Dr. Eigoro Murayama
Vice President, Intellectual Property

Financial Section

Financial Summary

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries

	Millions of yen except per share amount and other statistics						Thousands of U.S. dollars
			Year ended December 31,	Nine months ended December 31,		Year ended March 31,	Year ended December 31,
	2006	2005	2004	2003	2003	2002	2006
Results for the year:							
Net sales	¥326,109	¥327,155	¥294,671	¥232,748	¥237,391	¥211,705	$2,740,412
Gross profit	193,023	207,732	183,563	149,207	158,006	146,743	1,622,042
Selling, general and administrative expenses	80,067	78,505	83,900	62,963	79,178	72,189	672,832
Research and development expenses	54,609	50,058	48,166	43,525	48,511	47,845	458,899
Operating income	58,347	79,169	51,497	42,719	30,317	26,709	490,311
Net income (loss)	38,418	53,632	34,117	28,446	(20,135)	14,598	322,840
Capital investments	16,344	16,129	9,865	11,819	17,815	14,292	137,345
Depreciation and amortization	13,815	16,981	14,383	10,514	14,905	12,939	116,092
Amounts per share (Yen and U.S. dollars):							
Net income (loss) -basic-	¥ 69.35	¥ 97.00	¥ 62.27	¥ 51.73	¥ (51.75)	¥ 57.93	$ 0.58
Cash dividends*3	30.00	34.00	18.00	13.00	16.00	16.00	0.25
Financial position at year-end:							
Total assets	¥462,124	¥456,442	¥411,449	¥405,197	¥425,301	¥349,226	$3,883,395
Property, plant and equipment, net	85,150	79,460	90,051	91,970	93,969	81,445	715,546
Long-term debt	451	1,349	5,167	10,750	11,968	26,269	3,790
Total shareholders' equity	389,598	368,306	320,847	296,717	277,254	200,779	3,273,933
Other statistics:							
Number of employees*4	5,962	5,357	5,327	5,680	5,774	4,964	

*1 In June 2003, the Company changed its fiscal year-end from March 31 to December 31. As a result of this change, the nine months ended December 31, 2003 are presented as a transitional period.

*2 The U.S. dollar amounts in the consolidated financial statements as of and for the year ended December 31, 2006 have been translated from Japanese yen amounts at ¥119=U.S. $1.00, the exchange rate prevailing on December 31, 2006.

*3 Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

*4 Number of employees includes employees seconded to companies outside the Group.

Note: The accompanying notes to the consolidated financial statements are an integral part of this summary.

Management's Discussion & Analysis

Operating Environment and Chugai's Growth Strategy

During the period under review, the environment surrounding the pharmaceutical industry remained extremely challenging with government led medical cost reduction policies, including the National Health Insurance (NHI) drug reimbursement price reduction in April 2006.

Under this business climate, Chugai continued its effort to expedite product development, promote products in domestic and overseas markets as a member of the Roche Group. The company also kept to improve marketing campaigns based on sound ethical and scientific principles that promote appropriate drugs use as well as customer confidence. As a result, Chugai was ranked fourth in the domestic prescription pharmaceutical market in 2006 with a market share of 4.2%*.

* IMS data

Consolidated Business Results of the Fiscal Year Under Review (January 1, 2006—December 31, 2006)

Net Sales

Net sales for the fiscal year amounted to ¥326.1 billion, down 0.3% from the previous fiscal year. Sales of Chugai's mainstay product Epogin, a recombinant human erythropoietin agent, fell from last year due primarily to NHI drug price revisions as well as the incorporation of erythropoietin into the flat-sum reimbursement scheme under the medical fee reimbursement system. Sales of anti-influenza agent Tamiflu, on the other hand, rose over the previous year primarily as a result of increased sales for government stockpiling. Sales of HER2 human monoclonal anti-tumor agent Herceptin and osteoporosis treatment Evista progressed well, resulting in increased sales levels compared to the previous year.

Overseas sales, including exports, totaled ¥28.4 billion, a rise of 20.9% compared to the previous fiscal year. Overseas sales accounted for 8.7% of the total Company sales.

*The major products that constitute overseas sales are lenograstim (Neutrogin on the Japanese market), an agent for treating neutropenia, and nicorandil (Sigmart on the Japanese market), an anti-angina agent.

Cost of Sales

Cost of sales amounted to ¥133.0 billion or 40.8% of net sales, which rose from 36.5% in the previous year.

Net Sales



(Billions of yen)
400
300
200
100
0
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12

Overseas Sales and Ratio



(Billions of yen)
(%)
40
10.0
30
7.5
20
5.0
10
2.5
0
0
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12

Operating Income

Operating income for the fiscal year was ¥58.3 billion, a ¥20.8 billion (26.3%) reduction from the previous fiscal year.

This was mainly due to the effect of lower gross profit (¥14.7 billion), higher selling and administrative expenses (¥1.6 billion), and an increase in R&D expenses (¥4.6 billion).

For selling, general, and administrative expenses -excluding R&D expenses-, despite efficient use of sales promotion expenses and efforts on cost reductions, higher expenses associated with an increased number of personnel brought up the expenses to ¥80.1 billion, ¥1.6 billion higher than in the previous year. As a percentage to net sales, SG&A came to 24.6%, compared with 24.0% in the previous year.

Research and development expenses amounted to ¥54.6 billion or 16.7% of net sales. With efficient research and development activities fully utilizing the alliance with Roche, the ratio of research and development expenses to net sales has been stabilized to below 20%.

Net Income

Extraordinary gains for the year included ¥2.2 billion from sales of marketable securities, ¥0.8 billion related to office realignments, and ¥0.6 billion from licensing activities. Extraordinary losses included ¥1.2 billion for costs related to office realignment, ¥0.2 billion for sales of fixed asset, and ¥0.1 billion million for impairment losses.

Net income for the year thus came to ¥38.4 billion, ¥15.2 billion (28.4%) lower than in the previous year.

Net income per share stood at ¥69.35 (¥27.65 down from the previous fiscal year).

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows:

(Billions of yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net sales	310.5	326.1	1.05
Operating income	49.5	58.3	1.18
Net income	34.9	38.4	1.10

Cost of Sales and Ratio


(Billions of yen)
(%)
150
50
120
40
90
30
60
20
30
10
0
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12
Cost of sales (left)
Cost of sales to net sales (right)

SG&A and R&D Expenses


(Billions of yen)
(%)
150
60
100
40
50
20
0
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12
SG&A (left)
R&D expenses (left)
SG&A and R&D expenses to net sales (right)

Operating Income and Ratio


(Billions of yen)
(%)
100
25
80
20
60
15
40
10
20
5
0
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12
Operating income (left)
Operating income to net sales (right)

Financial Position and Cash Flow

Financial Position

At the end of the consolidated fiscal year, total assets stood at ¥462.1 billion, an increase of ¥57.0 billion on a year on year basis due to a decrease in accounts receivable, and increases in securities and inventory assets.

Total liabilities came to ¥70.5 billion, a decrease of ¥15.9 billion compared with the previous fiscal year-end, due to an increase in accounts payable while accounts receivables decreased. Working capital (current assets less current liabilities) came to ¥272.4 billion, and the current ratio was 517.3%, reflecting the company's sound financial position.

Net assets came to ¥391.6 billion, and the company's shareholders' equity ratio rose from 80.7% to 84.3%.

Cash Flow

Cash and cash equivalents at the end of the period under review amounted to ¥68.3 billion, a ¥6.0 billion decrease from the previous fiscal year-end.

Net cash provided by operating activities amounted to ¥40.5 billion, due to the increase in inventories and payment of corporate taxes, while trade receivables decreased. Net cash used in investing activities totaled ¥29.4 billion, due to the increased spending on the acquisition of fixed assets. Net cash used in financing activities amounted to ¥18.8 billion, mainly due to increased dividend payments.

Dividends

Our basic policy is to maintain stable dividend payments, together with a consolidated dividend payout ratio of 30% or more on average. The Company will pay year-end dividends of ¥18 per share (a total of ¥30 per share together with the interim dividend).

Net Income and ROE


(Billions of yen)
(%)
80
20
40
10
0
0
-40
-10
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12
Net income (left)
ROE (right)

Composition of Total Capital Employed


(Billions of yen)
(%)
500
100
400
80
300
60
200
40
100
20
0
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12
Total capital employed (left)
Ratio of total shareholders' equity to total capital employed (right)
Total shareholders' equity (left)
Interest-bearing debt (left)
Other liabilities and minority interests (left)

Consolidated Balance Sheets

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries

	December 31,		
Assets	2006	2005	2006
		Millions of yen	Thousands of U.S. dollars (Note 4)
Current assets:			
Cash and cash equivalents	¥ 68,333	¥ 74,381	$ 574,224
Marketable securities including short-term investments (Note 13)	81,895	68,646	688,193
Receivables:			
Trade notes	24	74	202
Trade accounts	105,874	118,800	889,697
Other	5,047	4,872	42,413
Reserve for doubtful accounts	(204)	(348)	(1,714)
Inventories (Note 5)	61,532	47,440	517,076
Deferred tax assets (Note 10)	13,156	12,794	110,555
Other	2,005	1,780	16,850
Total current assets	337,662	328,439	2,837,496
Property, plant and equipment, at cost (Note 16):			
Land	9,927	9,942	83,420
Buildings and structures	98,114	97,258	824,488
Machinery and equipment	92,843	92,241	780,193
Construction in progress	16,065	7,514	135,000
	216,949	206,955	1,823,101
Accumulated depreciation (Note 6)	(131,799)	(127,495)	(1,107,555)
Property, plant and equipment, net	85,150	79,460	715,546
Investments and other assets:			
Investment securities (Note 13)	14,921	18,253	125,387
Unconsolidated subsidiaries and affiliates	299	299	2,513
Long-term loans	89	71	748
Lease deposits	3,947	4,794	33,168
Deferred tax assets (Note 10)	10,138	11,499	85,193
Other	9,918	13,627	83,344
Total investments and other assets	39,312	48,543	330,353
Total assets	¥ 462,124	¥ 456,442	$ 3,883,395

Liabilities and net assets	December 31, 2006	2005	2006
	Millions of yen		Thousands of U.S. dollars (Note 4)
Current liabilities:			
Payables (Note 20):			
Trade notes	¥ 2	¥ 6	$ 17
Trade accounts	28,132	20,983	236,403
Construction	7,068	11,100	59,395
Other	308	2,367	2,588
Income taxes payable (Note 10)	6,405	18,821	53,824
Deferred tax liabilities (Note 10)	3	5	25
Accrued liabilities	20,145	19,950	169,286
Other	3,205	5,236	26,933
Total current liabilities	65,268	78,468	548,471
Long-term liabilities:			
Long-term debt (Notes 7 and 20)	451	1,349	3,790
Deferred tax liabilities (Note 10)	3	3	25
Reserve for employees' retirement benefits (Note 11)	4,152	6,103	34,891
Reserve for officers' retirement benefits	554	481	4,655
Other	92	39	773
Total long-term liabilities	5,252	7,975	44,134
Contingent liabilities (Note 17)			
Net assets (Notes 8, 22 and 23):			
Shareholders' equity:			
Common stock, without par value:			
Authorized: 799,805,050 shares			
Issued:			
December 31, 2006 – 559,493,113 shares	72,893	—	612,546
December 31, 2005 – 558,655,824 shares	—	72,444	—
Additional paid-in capital	92,747	92,296	779,387
Retained earnings	226,209	206,834	1,900,917
Treasury stock, at cost:			
December 31, 2006 – 5,363,173 shares	(7,590)	—	(63,782)
December 31, 2005 – 5,386,584 shares	—	(7,612)	—
Total shareholders' equity	384,259	363,962	3,229,068
Valuation, translation adjustments and others:			
Net unrealized holding gain on securities	3,236	3,782	27,193
Translation adjustments	2,103	562	17,672
Total valuation, translation adjustments and others	5,339	4,344	44,865
Minority interests in consolidated subsidiaries	2,006	1,693	16,857
Total net assets	391,604	369,999	3,290,790
Total liabilities and net assets	¥462,124	¥456,442	$3,883,395

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries

	Year ended December 31,			
	2006	2005	2004	2006
			Millions of yen	Thousands of U.S. dollars (Note 4)
Net sales	¥326,109	¥327,155	¥294,671	$2,740,412
Cost of sales (Note 20)	133,086	119,423	111,108	1,118,370
Gross profit	193,023	207,732	183,563	1,622,042
Selling, general and administrative expenses	80,067	78,505	83,900	672,832
Research and development expenses	54,609	50,058	48,166	458,899
Operating income	58,347	79,169	51,497	490,311
Other income (expenses):				
Interest and dividend income	1,982	642	515	16,655
Interest expense (Note 20)	(269)	(326)	(327)	(2,261)
Other (Note 9)	2,896	6,694	5,803	24,337
	4,609	7,010	5,991	38,731
Income before income taxes and minority interests	62,956	86,179	57,488	529,042
Income taxes (Note 10)	22,874	31,215	22,339	192,219
Minority interests	(1,664)	(1,332)	(1,032)	(13,983)
Net income (Note 22)	¥ 38,418	¥ 53,632	¥ 34,117	$ 322,840

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries

		Shareholders' equity					Valuation, translation adjustments and others				
	Number of shares issued	Common stock (Note 8)	Additional paid-in capital (Note 8)	Retained earnings (Note 8)	Treasury stock at cost	Total share-holders' equity	Net unrealized holding gain on securities	Translation adjustments	Total valuation, translation adjustments and others	Minority interests in consolidated subsidiaries	Total net assets
	(Thousands)										Millions of yen
Balance at December 31, 2003	550,691	¥68,237	¥88,099	¥144,062	¥(5,936)	¥294,462	¥2,341	¥ (86)	¥2,255	¥ 904	¥297,621
Conversion of convertible bonds (Note 19)	2,068	790	787			1,577					1,577
Exercise of stock subscription rights (Note 19)	2,246	1,505	1,501			3,006					3,006
Decrease in retained earning resulting from decrease in ownership interest in a consolidated subsidiary				(1,213)		(1,213)					(1,213)
Bonuses to directors				(90)		(90)					(90)
Purchases of treasury stock					(1,681)	(1,681)					(1,681)
Disposition of treasury stock			1			1					1
Net income				34,117		34,117					34,117
Cash dividends paid				(12,021)		(12,021)					(12,021)
Net changes during the year							64	370	434	559	993
Balance at December 31, 2004	555,005	70,532	90,388	164,855	(7,617)	318,158	2,405	284	2,689	1,463	322,310
Conversion of convertible bonds (Note 19)	1,854	708	705			1,413					1,413
Exercise of stock subscription rights (Note 19)	1,797	1,204	1,201			2,405					2,405
Bonuses to directors				(94)		(94)					(94)
Disposition of treasury stock			2		5	7					7
Net income				53,632		53,632					53,632
Cash dividends paid				(11,559)		(11,559)					(11,559)
Net changes during the year							1,377	278	1,655	230	1,885
Balance at December 31, 2005	558,656	72,444	92,296	206,834	(7,612)	363,962	3,782	562	4,344	1,693	369,999
Conversion of convertible bonds (Note 19)	388	148	148			296					296
Exercise of stock subscription rights (Note 19)	449	301	300			601					601
Bonuses to directors				(222)		(222)					(222)
Purchases of treasury stock					(29)	(29)					(29)
Disposition of treasury stock			3		51	54					54
Net income				38,418		38,418					38,418
Cash dividends paid				(18,821)		(18,821)					(18,821)
Net changes during the year							(546)	1,542	996	313	1,309
Balance at December 31, 2006	559,493	¥72,893	¥92,747	¥226,209	¥(7,590)	¥384,259	¥3,236	¥2,103	¥5,339	¥2,006	¥391,604

		Shareholders' equity					Valuation, translation adjustments and others				
	Number of shares issued (Note 18)	Common stock (Note 8)	Additional paid-in capital (Note 8)	Retained earnings (Note 8)	Treasury stock at cost	Total share-holders' equity	Net unrealized holding gain on securities	Translation adjustments	Total valuation, translation adjustments and others	Minority interests in consolidated subsidiaries	Total net assets
	(Thousands)										Thousands of U.S. dollars (Note 4)
Balance at December 31, 2005	558,656	$608,773	$775,597	$1,738,106	$(63,966)	$3,058,510	$31,781	$4,719	$36,500	$14,224	$3,109,234
Conversion of convertible bonds (Note 19)	388	1,246	1,241			2,487					2,487
Exercise of stock subscription rights (Note 19)	449	2,529	2,523			5,052					5,052
Bonuses to directors				(1,866)		(1,866)					(1,866)
Purchases of treasury stock					(248)	(247)					(247)
Disposition of treasury stock			27		432	451					451
Net income				322,840		322,840					322,840
Cash dividends paid				(158,160)		(158,160)					(158,160)
Net changes during the year							(4,587)	12,952	8,370	2,633	11,004
Balance at December 31, 2006	559,493	$612,546	$779,387	$1,900,917	$(63,782)	$3,229,068	$27,193	$17,672	$44,865	$16,857	$3,290,790

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries

	Year ended December 31,			
	2006	2005	2004	2006
			Millions of yen	Thousands of U.S. dollars (Note 4)
Cash flows from operating activities				
Income before income taxes and minority interests	¥ 62,956	¥ 86,179	¥ 57,488	$ 529,042
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	13,815	16,981	14,383	116,092
Loss on impairment of fixed assets	107	2,194	—	899
Decrease in reserve for employees' retirement benefits	(1,952)	(14,082)	(19,369)	(16,403)
Interest and dividend income	(1,982)	(642)	(515)	(16,655)
Interest expense	269	326	327	2,261
Loss on disposal of fixed assets	509	327	450	4,277
Loss (gain) on sales of fixed assets	47	(803)	(124)	395
(Gain) loss on sales and revaluation of investment securities	(2,231)	206	(67)	(18,748)
Decrease (increase) in notes and accounts receivable	13,290	(14,135)	8,781	111,681
(Increase) decrease in inventories	(13,838)	10,527	(4,665)	(116,286)
Increase (decrease) in notes and accounts payable	6,989	1,795	(1,245)	58,731
(Decrease) increase in accrued consumption taxes	(1,704)	(560)	2,228	(14,319)
Other	(3,155)	(4,182)	(1,064)	(26,513)
Subtotal	73,120	84,131	56,608	614,454
Interest and dividends received	1,944	583	515	16,336
Interest paid	(265)	(298)	(338)	(2,228)
Income taxes paid	(34,260)	(19,753)	(10,947)	(287,899)
Income taxes refunded	—	—	5,657	—
Net cash provided by operating activities	40,539	64,663	51,495	340,663
Cash flows from investing activities				
Purchases of marketable securities	(185,882)	(123,097)	(84,002)	(1,562,034)
Proceeds from sales of marketable securities	175,491	93,906	85,897	1,474,714
Purchases of investment securities	(1,018)	(3,133)	(8,093)	(8,555)
Proceeds from sales of investment securities	2,741	393	1,248	23,033
Purchases of fixed assets	(21,323)	(9,102)	(11,746)	(179,185)
Proceeds from sales of fixed assets	608	5,473	1,427	5,109
Net decrease in short-term loan receivable	—	—	5	—
Net decrease in long-term loan receivable	12	71	53	101
Proceeds from sales of subsidiary's stock resulting in change in scope of consolidation	—	29	—	—
Net cash used in investing activities	(29,371)	(35,460)	(15,211)	(246,817)
Cash flows from financing activities				
Net decrease in long-term debt	—	(1,000)	(11)	—
Redemption of bonds	(0)	(0)	(0)	(0)
Net decrease (increase) in treasury stock	24	5	(1,680)	202
Cash dividends paid	(18,821)	(11,559)	(12,021)	(158,160)
Cash dividends paid to minority shareholders	—	(3)	(6)	—
Net cash used in financing activities	(18,797)	(12,557)	(13,718)	(157,958)
Effect of exchange rate changes on cash and cash equivalents	1,581	354	170	13,286
Net (decrease) increase in cash and cash equivalents	(6,048)	17,000	22,736	(50,826)
Cash and cash equivalents at beginning of year	74,381	57,381	36,226	625,050
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	—	(1,581)	—
Cash and cash equivalents at end of year	¥ 68,333	¥ 74,381	¥ 57,381	$ 574,224

See accompanying notes to consolidated financial statements.

1. Basis of Financial Statements

Chugai Pharmaceutical Co., Ltd. (the "Company") and its domestic consolidated subsidiaries maintain their books of account in accordance with accounting principles generally accepted in Japan, and its overseas subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements of the Company and consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. Certain modifications of, and reclassifications in, the presentation of the accompanying consolidated financial statements, including the presentation of statements of changes in net assets, have been made to facilitate understanding by readers outside Japan.

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

2. Significant Accounting Policies

(a) Basis of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of the Company and significant companies which it controls directly or indirectly. All significant intercompany accounts and transactions have been eliminated in consolidation.

The excess of cost over net assets acquired with respect to the consolidated subsidiaries is amortized on a straight-line basis over a period of twenty years or amortized fully when acquired if the amount is immaterial.

Investments in companies which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written them down.

(b) Foreign currency translation

The revenue and expense accounts of the overseas consolidated subsidiaries and their balance sheet accounts, except for the components of net assets, are translated into yen at the rates of exchange in effect at the balance sheet date. The components of net assets are translated at their historical rates. Translation differences are presented as translation adjustments in net assets

(c) Cash equivalents

Cash equivalents consist principally of cash in banks and highly liquid investments with maturities of three months or less when purchased.

(d) Inventories

Inventories other than work in process are stated at cost determined principally by the average cost method. Work in process is stated at cost determined principally by the first-in, first-out method.

(e) Depreciation

Depreciation of property, plant and equipment is calculated primarily by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(f) Leases

Non-cancelable leases are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases which stipulate the transfer of ownership of leased assets to the lessee are accounted for as finance leases.

(g) Securities

Securities other than equity securities issued by subsidiaries and affiliates are classified into three categories: trading, held-to-maturity and other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets. Non-marketable securities classified as other securities are carried at cost. If the value of the marketable securities classified as other securities has declined significantly, such securities are written down to fair value thus establishing a new cost basis, and the amount of each write-down is charged to income as an impairment loss unless the fair value is deemed to be recoverable.

(h) Retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liability as of the balance sheet date and is based on the Company's estimate of its liability for retirement benefits and its pension fund assets as of the balance sheet date.

The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees.

Prior service cost is being amortized as incurred by the declining-balance method over a period (10 years) which is shorter than the average remaining years of service of the participants in the plans.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the declining-balance method over a period (10 years) which is shorter than the average remaining years of service of the participants in the plans.

See Note 11 for the method of accounting for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under the Welfare Pension Fund Plan.

Directors and corporate auditors are not covered by the retirement benefit plans referred to above. However, the liability for their retirement benefits is calculated based on management's estimate of the amounts which would be payable if these corporate

officers resigned their offices as of the balance sheet date. Amounts payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

(i) Research and development expenses

Research and development expenses are charged to income when incurred.

(j) Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the statutory tax rates which will be in effect when the differences are expected to be realized.

(k) Derivative financial instruments

The Company enters into various derivative transactions in order to manage certain risk arising from adverse fluctuation in foreign currency exchange rates and interest rates. Derivatives are carried at fair value with any changes in unrealized gain or loss charged or credited to income.

(l) Appropriation of retained earnings

Under the Corporation Law of Japan (the "Law"), the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. Refer to Note 23.

3. Accounting Changes

(i) Presentation of net assets in the balance sheet

Effective January 1, 2005, the Company and its domestic consolidated subsidiaries have implemented an early adoption of a new accounting standard for the impairment of fixed assets which requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

As a result of the adoption of this new accounting standard, a loss on impairment of property, plant and equipment in the amount of ¥2,194 million was recognized and income before income taxes and minority interests decreased by the same amount for the year ended December 31, 2005 as compared with the corresponding amount under the previous method.

(ii) Effective the year ended December 31, 2006, the Company adopted a new accounting standard for the presentation of net assets in the balance sheet and the related implementation guidance. In addition, preparation of a consolidated statement of changes in net assets has been required instead of a consolidated statement of stockholders' equity effective the year ended December 31, 2006. In this connection the consolidated balance sheet as of December 31, 2005 and the consolidated statements of stockholders' equity for the year ended December 31, 2005 and 2004 have been restated to conform to the presentation and disclosure of the consolidated financial statements for the year ended December 31, 2006.

4. U.S. Dollar Amounts

The U.S. dollar amounts in the accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated from Japanese yen amounts at ¥119 = U.S.$1.00, the exchange rate prevailing on December 31, 2006. This translation is presented for convenience only and should not be construed as a representation that Japanese yen have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rate.

5. Inventories

Inventories at December 31, 2006 and 2005 consisted of the following:

	December 31,		
	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Finished products	¥33,952	¥23,353	$285,312
Work in process and semifinished products	14,283	12,343	120,025
Raw materials and supplies	13,297	11,744	111,739
	¥61,532	¥47,440	$517,706

6. Depreciation

Depreciation of property, plant and equipment for the years ended December 31, 2006, 2005 and 2004 amounted to ¥10,539 million ($88,563 thousand), ¥10,402 million and ¥12,142 million, respectively.

7. Short-Term Bank Loans and Long-Term Debt

The Company had no short-term bank loans as of December 31, 2006 and 2005.

Long-term debt at December 31, 2006 and 2005 consisted of the following:

	December 31,		
	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
1.05% unsecured convertible bonds due 2008	¥150	¥ 447	$1,261
0.8969% unsecured bonds with undetachable stock subscription rights due 2008	301	902	2,529
	¥451	¥1,349	$3,790

The conversion price and period of the convertible bonds are summarized as follows:

	Conversion price per share at December 31, 2006	Conversion period (up to and including)
1.05% unsecured convertible bonds due 2008	¥762.50	September 29, 2008

The undetachable stock subscription rights issued with the 0.8969% unsecured bonds due 2008 entitle the holders to subscribe for shares of common stock of the Company at ¥1,338.5108 per share from October 1, 2002 to September 29, 2008.

Under the terms of the related indentures, trust deeds and stock subscription right agreements, the conversion and exercise prices are subject to adjustment in certain cases which include stock splits. Sufficient shares of common stock have been reserved for the conversion of all outstanding convertible bonds and the exercise of all stock subscription rights.

The aggregate annual maturities of long-term debt subsequent to December 31, 2006 are summarized as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2007	¥ —	$ —
2008	451	3,790
	¥451	$3,790

The Company has entered into loan commitment agreements amounting to ¥30,000 million ($252,101 thousand) with 13 banks. There were no loans payable outstanding at December 31, 2006 under these loan commitment agreements.

8. Legal Reserve and Additional Paid-in Capital

In accordance with the Corporation Law of Japan (the "Law"), the Company provides a legal reserve which is included in retained earnings. The Law provides that an amount equal to at least 10% of the amounts to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of the legal reserve and the additional paid-in capital account equals 25% of the common stock account. The Law provides that neither additional paid-in capital nor the legal reserve is available for the payment of dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Law also provides that, if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. Under the Law, however, such distributions can be made at any time by resolution of the shareholders or by the Board of Directors if certain conditions are met.

9. Other Income (Expenses)

The components of "Other" in "Other income (expenses)" for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Year ended December 31,			
	2006	2005	2004	2006
			Millions of yen	Thousands of U.S. dollars
Milestone royalty payments made by Roche	¥ 550	¥ 1,667	¥ —	$ 4,622
Gain on return of substitutional portion of Welfare Pension Fund Plan	—	10,718	—	—
Gain on sales of fixed assets	—	723	—	—
Gain on sales of marketable securities	2,231	(206)	67	18,748
Loss on disposal of fixed assets and environmental recovery costs due to termination activities	—	(6,827)	(2,094)	—
Loss on disposal of fixed assets	(509)	(327)	(450)	(4,277)
Loss on impairment of fixed assets	(107)	(2,194)	—	(899)
Loss on restructuring costs, net	(394)	—	—	(3,311)
Gain on transfer of nonprescription products business (*)	—	—	9,337	—
Loss on sales of fixed assets	(246)	—	—	(2,067)
Gain on termination of defined benefit pension plan (Note 11)	—	—	2,496	—
Additional lump-sum payments for early retirement program	—	—	(4,242)	—
Other	1,371	3,140	689	11,521
	¥2,896	¥ 6,694	¥ 5,803	$24,337

(*)This resulted from the transfer of the nonprescription products business to Lion Corporation, and the transfer of the insecticide manufacturing business of the Company's wholly-owned subsidiary, Eiko Kasei Co., Ltd., to Lion Packaging Co., Ltd., a wholly-owned subsidiary of Lion Corporation.

10. Income Taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes, and enterprise tax. The approximate aggregate statutory tax rate was 40.4% for the years ended December 31, 2006, 2005 and 2004. Income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	Year ended December 31,			
	2006	2005	2004	2006
			Millions of yen	Thousands of U.S. dollars
Income taxes:				
Current	¥21,514	¥29,779	¥18,824	$180,790
Deferred	1,360	1,436	3,515	11,429
	¥22,874	¥31,215	¥22,339	$192,219

The significant components of deferred tax assets and liabilities at December 31, 2006 and 2005 were as follows:

	December 31,		
	2006	2005	2006
		Millions of yen	Thousands of U.S. dollars
Deferred tax assets:			
Reserve for employees' retirement benefits	¥ 5,614	¥ 6,361	$ 47,176
Amortization of deferred charges	2,347	2,984	19,723
Enterprise tax payable	453	1,468	3,807
Prepaid expenses	4,393	3,077	36,916
Reserve for bonuses to employees	1,263	1,831	10,613
Other	12,400	11,860	104,202
Gross deferred tax assets	26,470	27,581	222,437
Valuation allowance	(306)	—	(2,571)
Amount offset by deferred tax liabilities	(2,870)	(3,288)	(24,118)
Deferred tax assets, net	¥23,294	¥24,293	$195,748
Deferred tax liabilities:			
Unrealized gain on securities	¥ 2,191	¥ 2,560	$ 18,412
Deferred gain on sales of properties for tax purposes	679	728	5,706
Other	6	8	50
Total deferred tax liabilities	2,876	3,296	24,168
Amount offset by deferred tax assets	(2,870)	(3,288)	(24,118)
Deferred tax liabilities, net	¥ 6	¥ 8	$ 50

A reconciliation of the statutory and effective tax rates for the years ended December 31, 2006 and 2005 is summarized as follows:

	Year ended December 31,	
	2006	2005
Statutory tax rate	40.4%	40.4%
Permanently non-deductible expenses for tax purposes such as entertainment expenses	2.2	1.6
Permanently non-taxable income such as dividend income	(0.7)	(0.5)
Inhabitants' per capita taxes	0.2	0.1
Different tax rates applied to overseas subsidiaries	(1.3)	(0.5)
Tax credit for research and development costs	(4.4)	(5.0)
Other	(0.1)	0.0
Effective tax rates	36.3%	36.2%

Disclosure of a reconciliation between statutory and effective tax rates for the year ended December 31, 2004 has been omitted as such difference was immaterial.

11. Retirement Benefits

(a) Overview of retirement benefits

The Company has various retirement benefit plans, defined contribution pension plans and a lump-sum payment plan. The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

Certain employees may be entitled to additional special retirement benefits (which have not been provided for) based on the conditions under which termination occurs.

Effective October 1, 2004, the transition from a tax-qualified pension plan to a defined contribution pension plan and a prepaid retirement allowance plan was made pursuant to the enactment of the Defined Contribution Pension Law. As a result of this change, the reserve for employees' retirement benefits was reduced by ¥2,496 million and recognized as a gain on termination.

In December 2004, an employee retirement benefit trust was established to fund the lump-sum payment plan.

(b) Retirement benefit obligation

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of December 31, 2006 and 2005 for the Company's and the consolidated subsidiaries' defined benefit plans:

	December 31,		
	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Retirement benefit obligation	¥(60,360)	¥(59,647)	$(507,227)
Plan assets at fair value	62,794	62,035	527,681
Unfunded retirement benefit obligation	2,434	2,388	20,454
Unrecognized prior service cost	(3,687)	(4,642)	(30,983)
Unrecognized plan assets	—	(2,328)	—
Unrecognized actuarial gain	(2,606)	(1,225)	(21,900)
Net amount	(3,859)	(5,807)	(32,429)
Prepaid pension expense	293	296	2,462
Reserve for employees' retirement benefits	¥ (4,152)	¥ (6,103)	$ (34,891)

(c) Retirement benefit expenses

	Year ended December 31,			
	2006	2005	2004	2006
			Millions of yen	Thousands of U.S. dollars
Service cost (*1)	¥ 2,219	¥ 2,321	¥ 3,887	$18,647
Interest cost	1,183	1,468	1,741	9,941
Expected return on pension plan assets	(1,110)	(1,314)	(1,019)	(9,328)
Amortization of actuarial (gain) loss	(732)	179	345	(6,151)
Amortization of prior service cost	(956)	(1,433)	(524)	(8,034)
Additional retirement benefits paid	—	—	7,678	—
Contribution payments to a defined contribution pension plan	628	607	150	5,278
Total retirement benefit expenses	1,232	1,828	12,258	10,353
Gain on return of substitutional portion of Welfare Pension Fund Plan (*2)	—	(10,718)	—	—
Total	¥ 1,232	¥ (8,890)	¥12,258	$10,353

(*1) Retirement benefit expenses of consolidated subsidiaries which adopted the simplified method are included in this amount.

(*2) On October 7, 2004, the Company received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the obligation for benefits related to future employee services under the substitutional portion of the Welfare Pension Fund Plan ("WPFP"). Subsequently, the Company received approval for its application for exemption from the obligation for benefits related to past employee services under the substitutional portion on August 1, 2005 and returned the related plan assets to the Japanese government on November 16, 2005.

In accordance with "Practical Guidelines on Retirement Benefits Accounting," the Company accounted for the separation of the substitutional portion from the corporate portion under its WPFP as of the date when the transfer of the substitutional portion of the benefit obligation and the related pension plan assets to the Japanese government was completed. As a result, a gain of ¥10,718 million was recognized for the year ended December 31, 2005.

(d) The assumptions and policies adopted in accounting for the retirement benefit plans are summarized as follows:

	Year ended December 31,		
	2006	2005	2004
(1) Discount rates:	2.25%	2.0%	2.0%
(2) Expected rates of return on plan assets:	0.69%-2.0%	2.0%	2.0%

12. Leases

The Company holds certain machinery and equipment under finance leases which do not transfer ownership of the leased assets to the lessee. These leases are not capitalized, but are accounted for as operating leases. If the leases had been capitalized, the acquisition costs, accumulated depreciation and net book value of such leased assets at December 31, 2006 and 2005 would have been as follows:

	Millions of yen			Thousands of U.S. dollars		
December 31, 2006	Machinery	Equipment	Total	Machinery	Equipment	Total
Acquisition costs	¥74	¥1,871	¥1,945	$622	$15,723	$16,345
Accumulated depreciation	38	910	948	319	7,647	7,966
Net book value	¥36	¥ 961	¥ 997	$303	$ 8,076	$ 8,379

	Millions of yen		
December 31, 2005	Machinery	Equipment	Total
Acquisition costs	¥75	¥2,539	¥2,614
Accumulated depreciation	26	1,404	1,430
Net book value	¥49	¥1,135	¥1,184

Rental expenses, primarily for office space and equipment, amounted to ¥3,912 million ($32,874 thousand), ¥3,834 million and ¥5,748 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Lease payments relating to finance leases accounted for as operating leases included in the above figures totaled ¥530 million ($4,454 thousand), ¥604 million and ¥558 million for the years ended December 31, 2006, 2005 and 2004, respectively, which are equal to the depreciation expense of the leased assets computed by the straight-line method over the respective lease terms. Future minimum lease payments subsequent to December 31, 2006 for finance leases accounted for as operating leases are summarized as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2007	¥414	$3,479
2008 and thereafter	583	4,890
	¥997	$8,379

13. Securities

Securities consisted of marketable securities and non-marketable securities classified as other securities. The acquisition cost, carrying value and unrealized gain (loss) on marketable securities at December 31, 2006 and 2005 are summarized by type of security as follows:

(a) Other securities with determinable market value

	Millions of yen			Thousands of U.S. dollars		
December 31, 2006	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥ 2,770	¥ 8,214	¥5,444	$ 23,277	$ 69,025	$45,748
Bonds	4,700	4,710	10	39,496	39,580	84
Other	27,000	27,009	9	226,891	226,967	76
Subtotal	34,470	39,933	5,463	289,664	335,572	45,908
Securities whose carrying value does not exceed their acquisition cost:						
Bonds	55,412	55,392	(20)	465,647	465,479	(168)
Others	990	975	(15)	8,319	8,193	(126)
Subtotal	56,402	56,367	(35)	473,966	473,672	(294)
Total	¥90,872	¥96,300	¥5,428	$763,630	$809,244	$45,614

	Millions of yen		
December 31, 2005	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
Stocks	¥ 3,273	¥ 9,523	¥6,250
Bonds	18,565	18,580	15
Other	15,989	16,077	88
Subtotal	37,827	44,180	6,353
Securities whose carrying value does not exceed their acquisition cost:			
Bonds	42,209	42,198	(11)
Subtotal	42,209	42,198	(11)
Total	¥80,036	¥86,378	¥6,342

(b) Sales of securities classified as other securities

Sales and aggregate gain and loss on sales of securities classified as other securities for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	Year ended December 31,			
	2006	2005	2004	2006
			Millions of yen	Thousands of U.S. dollars
Sales proceeds	¥2,741	¥361	¥1,251	$23,033
Gain	2,231	247	271	18,748
Loss	—	(23)	(161)	—

(c) Securities without determinable market value

	December 31,		
	2006	2005	2006
		Millions of yen	Thousands of U.S. dollars
Other securities:			
Unlisted securities, except for those traded on the OTC market and other	¥516	¥521	$4,336

(d) The schedule for redemption of other securities with maturity dates is summarized as follows:

	Millions of yen		Thousands of U.S. dollars	
December 31, 2006	Due in one year or less	Due after one year through five years	Due in one year or less	Due after one year through five years
Other securities with maturity dates:				
Corporate bonds	¥23,901	¥5,216	$200,849	$43,832
Other bonds	30,985	—	260,378	—
Other	27,009	974	226,966	8,185
Total	¥81,895	¥6,190	$688,193	$52,017

	Millions of yen	
December 31, 2005	Due in one year or less	Due after one year through five years
Other securities with maturity dates:		
Government bonds	¥ 5,000	¥ —
Corporate bonds	30,570	8,210
Other	33,076	—
Total	¥68,646	¥8,210

14. Derivatives

The Company utilizes derivative financial instruments such as forward foreign exchange contracts, currency swaps and interest-rate swaps for the purpose of hedging its foreign currency and interest rate risks, but does not enter into such transactions for speculative trading purposes.

The Company is exposed to certain market risk arising from the forward foreign exchange contracts and swap agreements referred to above. The Company is also exposed to the risk of credit loss in the event of non-performance by its counterparties to these derivatives positions; however, the Company does not anticipate non-performance by any of its counterparties, all of whom are financial institutions with high credit ratings.

The Company enters into these derivatives transactions in accordance with the policies and strategies established by management. Routine operations involving derivatives transactions are subject to strict oversight by management.

The contract amounts of the financial derivatives in the following tables are nominal amounts or notional principal amounts and thus do not fully reflect the potential risk associated with these derivatives positions.

Summarized below are the notional amounts and the estimated fair value of the open derivatives positions at December 31, 2005:

(a) Currency-related transactions

December 31, 2005	Notional amounts	Fair value	Unrealized gain
			Millions of yen
Currency swaps:			
Swiss francs	¥13,941	¥14,014	¥73
Total	¥13,941	¥14,014	¥73

There were no open derivatives positions of currency-related transactions at December 31, 2006.

(b) Interest-related transactions

	Millions of yen			Thousands of U.S. dollars		
December 31, 2006	Notional amounts	Fair value	Unrealized gain (loss)	Notional amounts	Fair value	Unrealized gain (loss)
Interest-rate swaps:						
Receive/floating and pay/fixed	¥ 5,000	¥(54)	¥(54)	$42,017	$(454)	$(454)
Receive/fixed and pay/floating	5,000	56	56	42,017	471	471
Total	¥10,000	¥ 2	¥ 2	$84,034	$ 17	$ 17

December 31, 2005	Notional amounts	Fair value	Unrealized gain (loss)
			Millions of yen
Interest-rate swaps:			
Receive/floating and pay/fixed	¥ 5,000	¥(187)	¥(187)
Receive/fixed and pay/floating	5,000	191	191
Total	¥10,000	¥ 4	¥ 4

15. Segment Information

The Company and its consolidated subsidiaries are engaged principally in the manufacture and sales of pharmaceutical products in Japan and overseas.

Business segments

For the years ended December 31, 2006 and 2005, as the Company and its consolidated subsidiaries operated solely in the pharmaceutical business segment, the disclosure of business segment information has been omitted.

During the year ended December 31, 2004, the Company and its consolidated subsidiaries operated in the pharmaceutical business and other business segments. However, as net sales, operating income and total assets of the pharmaceutical business segment constituted more than 90% of the consolidated totals for the year ended December 31, 2004, the disclosure of business segment information has been omitted. The other business segment consisted solely of the insecticide business which was transferred to Lion Corporation and Lion Packaging Co., Ltd. during the year ended December 31, 2004.

Geographical segments

As net sales and total assets of the overseas consolidated subsidiaries constituted less than 10% of the consolidated totals for the years ended December 31, 2006, 2005 and 2004, the disclosure of geographical segment information has been omitted.

Overseas sales

As overseas sales constituted less than 10% of consolidated sales for the years ended December 31, 2006, 2005 and 2004, the disclosure of overseas sales information has been omitted.

16. Loss on Impairment of Fixed Assets

The Company and its domestic consolidated subsidiaries determined that substantially the entire business constitutes a single cash generating unit since the Company and its consolidated subsidiaries are engaged principally in the manufacture and sales of pharmaceutical products. However, the Company and its domestic subsidiaries determine whether an asset is impaired on an individual asset basis if the asset is considered idle or to be disposed of.

Loss on impairment of idle assets and assets to be disposed of, which was recognized by reducing the book value of such assets to their respective net realizable value, for the years ended December 31, 2006 and 2005 amounted to ¥106 million ($891 thousand) and ¥2,194 million, respectively. Loss on impairment of idle assets and assets to be disposed of for the year ended December 31, 2005 mainly consisted of losses on land in the amount of ¥360 million and buildings and structures in the amount of ¥1,834 million.

17. Contingent Liabilities

The Company was contingently liable as guarantor of loan obligations for its employees of ¥686 million ($5,765 thousand) and ¥811 million in the aggregate at December 31, 2006 and 2005, respectively.

18. Supplementary Information for Consolidated Statements of Net Assets

(a) Type and number of outstanding shares

	Year ended December 31, 2006			
	Number of shares			
Type of shares	Balance at beginning of year	Increase in shares during the year	Decrease in shares during the year	Balance at end of year
Issued stock :				
Common stock (*1)	558,655,824	837,289	—	559,493,113
Total	558,655,824	837,289	—	559,493,113
Treasury stock :				
Common stock (*2, 3)	5,386,584	12,289	35,700	5,363,173
Total	5,386,584	12,289	35,700	5,363,173

(*1) Outstanding shares of common stock increased by 837,289 shares due to the conversion of convertible bonds by 388,177 shares and the exercise of stock subscription rights by 449,112 shares.
(*2) Treasury stock increased by 12,289 shares due to the repurchase of shares less than one unit.
(*3) Treasury stock decreased by 35,700 shares due to the sale of shares less than one unit.

(b) Dividends

(1) Dividends paid to shareholders

Date of approval	Resolution approved by	Type of shares	Amount (Millions of Yen)	Amount (Thousands of U.S. dollars)	Amount per share (Yen)	Amount per share (U.S. dollars)	Shareholders' cut-off date	Effective date
March 23, 2006	Annual general meeting of shareholders	Common stock	¥12,171	$102,277	¥22	$0.18	December 31, 2005	March 24, 2006
July 31, 2006	Board of directors	Common stock	¥ 6,649	$ 55,874	¥12	$0.10	June 30, 2006	September 8, 2006

(2) Dividends with a shareholders' cut-off date during the current fiscal year but an effective date subsequent to the current fiscal year

Date of approval	Resolution approved by	Type of shares	Amount (Millions of Yen)	Amount (Thousand of U.S. dollars)	Paid from	Amount per share (Yen)	Amount per share (U.S. dollars)	Shareholders' cut-off date	Effective date
March 23, 2007	Annual general meeting of shareholders	Common stock	¥9,974	$83,815	Retained earnings	¥18	$0.15	December 31, 2006	March 26, 2007

19. Supplementary Cash Flow Information

(a) The following is the summary of assets of the Company and Eiko Kasei Co., Ltd. which were transferred to Lion Corporation and Lion Packaging Co., Ltd.

	Year ended December 31, 2004
	Millions of yen
Current assets	¥2,044
Noncurrent assets	257
Total assets	¥2,301

(b) Significant non-cash transactions were as follows:

Convertible bonds and stock subscription rights

	Year ended December 31, 2006	2005	2004	2006
			Millions of yen	Thousands of U.S. dollars
Decrease in convertible bonds resulting from conversion	¥296	¥1,413	¥1,577	$2,487
Decrease in bonds with stock subscription rights resulting from exercise	¥601	¥2,405	¥3,006	$5,052

20. Related Party Transactions

The Company is substantively a 50.6%-owned consolidated subsidiary of Roche Pharmholding B.V. (the "parent company"). The parent company is indirectly owned by Roche Holding Ltd. ("Roche Holding"). The Company principally purchases raw materials from F. Hoffmann-La Roche Ltd. ("Roche"), a consolidated subsidiary of Roche Holding.

Significant balances at December 31, 2006 and 2005 and transactions for the years ended December 31, 2006, 2005 and 2004 with related parties are summarized as follows:

	December 31, 2006	December 31, 2005	2006
	Millions of yen		Thousands of U.S. dollars
Balances:			
Parent company:			
Bonds with stock subscription rights	¥ 301	¥ 902	$ 2,529
Other payables	1	2	8
Roche:			
Trade payables	¥19,771	¥14,126	$166,143

	Year ended December 31, 2006	2005	2004	2006
	Millions of yen			Thousands of U.S. dollars
Transactions:				
Parent company:				
Interest expense for bonds	¥ 3	¥ 20	¥ 49	$ 25
Roche:				
Purchases of raw materials	¥70,394	¥40,440	¥43,518	$591,546

21. Stock Option Plans

At December 31, 2006, the Company had the following stock option plans approved by the shareholders in accordance with the Law:

	2006 plan	2005 plan	2004 plan	2003 plan
Date of approval by shareholders	April 3, 2006	April 1, 2005	April 5, 2004	August 5, 2003
Grantees	6 directors and 111 employees of the Company	6 directors and 24 employees of the Company	6 directors and 19 employees of the Company and 1 director of a subsidiary	5 directors and 22 employees of the Company and 1 director of a subsidiary
Type of stock	Common stock	Common stock	Common stock	Common stock
Number of shares granted	344,000	252,000	232,000	231,000
Exercise price (yen)	¥2,245	¥1,649	¥1,675	¥1,454
Exercise price (U.S. dollars)	$18.87	$13.86	$14.08	$12.22
Exercisable period	April 1, 2008 – March 31, 2016	April 1, 2007 – March 31, 2015	April 1, 2006 – March 31, 2014	July 1, 2005 – June 30, 2013

	2006 plan	2005 plan	2004 plan	2003 plan
Non-vested (number of shares)				
Outstanding at the beginning of the year	—	252,000	232,000	—
Granted during the year	344,000	—	—	—
Forfeited during the year	—	—	—	—
Vested during the year	—	—	232,000	—
Outstanding at the end of the year	344,000	252,000	—	—
Vested (number of shares)				
Outstanding at the beginning of the year	—	—	—	196,000
Vested during the year	—	—	232,000	—
Exercised during the year	—	—	7,000	28,400
Forfeited during the year	—	—	—	—
Outstanding at the end of the year	—	—	225,000	167,600
Weighted-average market price (yen)	¥—	¥—	¥2,363	¥2,375
Weighted-average market price (U.S. dollars)	$—	$—	$19.86	$19.96

22. Amounts Per Share

	Year ended December 31,			
	2006	2005	2004	2006
			Yen	U.S. dollars
Net income :				
Basic	¥69.35	¥97.00	¥62.27	$0.58
Diluted	¥69.26	¥96.33	¥61.34	$0.58

	December 31,		
	2006	2005	2006
		Yen	U.S. dollars
Net assets	¥703.08	¥665.29	$5.91

Basic net income per share is computed based on the net income available for distribution to shareholders of common stock and the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted-average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds, and the exercise of stock subscription rights and stock options. The dilutive potential impact of 822,687 shares and 4,062,969 shares of common stock have been included in the computation of the weighted-average number of shares for the years ended December 31, 2006 and 2005, respectively.

Net assets per share are computed based on net assets available for distribution to the shareholders of common stock (i.e., net assets excluding minority interests) and the number of shares of common stock outstanding at each balance sheet date.

23. Subsequent Events

(a) On February 7, 2007, the Company's Board of Directors approved a resolution for the acquisition of the Company's own shares of common stock.

1. The reason for acquiring its own shares of common stock is to implement a flexible capital policy in order to adapt to the change in the Company's business environment.

2. Details of acquisition:

(1) Type of shares to be acquired:	Common Stock
(2) Number of shares to be acquired:	9,500,000 shares
(3) Total amount of shares to be acquired:	¥28,000,000,000
(4) Schedule for acquisition of the shares:	February 8, 2007 to March 23, 2007

(b) The following appropriation of retained earnings, which has not been reflected in the accompanying consolidated financial statements for the year ended December 31, 2006, was approved at the annual general meeting of the shareholders of the Company held on March 23, 2007:

	Millions of yen	Thousands of U.S. dollars
Cash dividends	¥9,974	$83,815

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors
Chugai Pharmaceutical Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Japan.

Supplemental Information:

As disclosed in Note 23, on February 7, 2007, the Company's Board of Directors approved a resolution for the acquisition of the Company's shares of common stock.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended December 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 4 to the consolidated financial statements.

Ernst & Young ShinNihon

March 23, 2007

A Member of Ernst & Young Global

Facts and Figures

Financial Data

Operating Results (Consolidated Basis)

Millions of yen	2006	2005	Years ended December 31 2004	Nine months ended December 31 2003	Years ended March 31 2003
Net Sales:	326,109	327,155	294,671	232,748	237,391
Prescription pharmaceuticals	326,109	327,155	278,485	218,158	217,298
Nonprescription products	—	—	16,186	14,590	19,915
Diagnostic products	—	—	—	—	178
Overseas sales	28,367	23,455	18,480	16,751	15,448
Rate of increase in net sales (%)	(0.3)	13.0	—	—	12.1
Income before income taxes and minority interests	62,956	86,179	57,488	49,244	6,860
Income before income taxes and minority interests to net sales (%)	19.3	26.3	19.5	21.2	2.9
Net income (loss)	38,418	53,632	34,117	28,446	(20,135)
Net income (loss) to net sales (%)	11.8	16.4	11.6	12.2	(8.5)

Net Sales

(Billions of yen)



400
300
200
100
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Income before Income Taxes and Minority Interests / Income before Income Taxes and Minority Interests to Net Sales

(Billions of yen) (%)



100
75
50
25
0
40
30
20
10
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

■ Income before income taxes and minority interests (left)
○ Income before income taxes and minority interests to net sales (right)

Net Income (Loss) / Net Income (Loss) to Net Sales

(Billions of yen) (%)



60
40
20
0
-20
30
20
10
0
-10
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

■ Net income (loss) (left)
○ Net income (loss) to net sales (right)

Per Share Data (Consolidated Basis)

Yen	2006	2005	Years ended December 31 2004	Nine months ended December 31 2003	Years ended March 31 2003
Net income (loss) per share (basic)	69.35	97.00	62.27	51.73	(51.75)
Net income per share (diluted)	69.26	96.33	61.34	50.94	—
Shareholders' equity per share	703.08	665.29	583.61	542.96	503.41
Cash dividends per share	30.00	34.00	18.00	13.00	16.00
Payout ratio (%)	43.3	36.6	30.1	26.3	—

Note: Cash dividends per share are calculated on an unconsolidated basis.

Net Income (Loss) per Share (Basic) / Net Income per Share (Diluted)

(Yen)



100
50
0
-50
-100
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

○ Net income (loss) per share (basic)
○ Net income per share (diluted)

Shareholders' Equity per Share

(Yen)



800
600
400
200
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Cash Dividends per Share / Payout Ratio

(Yen) (%)



50
40
30
20
10
0
50
40
30
20
10
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

■ Cash dividends per share (left)
■ Special dividends per share (left)
○ Payout ratio (right)

Note: Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

Profitability (Consolidated Basis)

	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Gross profit ratio (%)	59.2	63.5	62.3	64.1	66.6
Operating income to net sales (%)	17.9	24.2	17.5	18.4	12.8
Return on assets (%)	13.1	18.4	12.7	10.4	8.0
Return on equity (%)	10.1	15.6	11.0	9.9	(8.5)

Notes: 1. Return on assets = (Operating income + interest and dividend income)/Total assets (yearly average) x 100
2. Return on equity = Net income (loss)/Total shareholders' equity (yearly average) x 100

Gross Profit Ratio / Operating Income to Net Sales



(%)
80
60
40
20
0
03/3 '03/12 '04/12 '05/12 '06/12
(9 months)

◇ Gross profit ratio
◇ Operating income to net sales

Return on Assets



(%)
20
15
10
5
0
'03/3 '03/12 '04/12 '05/12 '06/12
(9 months)

Return on Equity



(%)
20
10
0
-10
'03/3 '03/12 '04/12 '05/12 '06/12
(9 months)

Stability (Consolidated Basis)

	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Current ratio (%)	517.3	418.6	434.0	453.8	301.9
Fixed assets ratio (%)	32.0	34.8	42.6	50.4	53.7
Interest coverage (times)	224.3	284.8	169.3	79.4	78.7
Debt-to-equity ratio (%)	0.1	0.4	1.9	3.6	4.4
Total shareholders' equity to total assets (%)	84.3	80.7	78.0	73.2	65.2
Market value equity ratio (%)	294.4	306.7	226.3	207.8	155.2

Notes: 1. Current ratio = Current assets (fiscal year-end)/Current liabilities (fiscal year-end) x 100
2. Fixed assets ratio = Fixed assets (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
3. Interest coverage = (Operating income + interest and dividend income)/Interest expense
4. Debt-to-equity ratio = Interest-bearing debt (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
5. Market value equity ratio = Total market capitalization/Total assets (fiscal year-end) x 100

Current Ratio / Fixed Assets Ratio



(%)
600
500
400
300
200
100
0
(%)
60
50
40
30
20
10
0
'03/3 '03/12 '04/12 '05/12 '06/12
(9 months)

◇ Current ratio (left)
◇ Fixed assets ratio (right)

Interest Coverage



(Times)
300
200
100
0
'03/3 '03/12 '04/12 '05/12 '06/12
(9 months)

Debt-to-Equity Ratio / Total Shareholders' Equity to Total Assets / Market Value Equity Ratio



(%)
100
80
60
40
20
0
(%)
500
400
300
200
100
0
'03/3 '03/12 '04/12 '05/12 '06/12
(9 months)

◇ Debt-to-equity ratio (left)
◇ Total shareholders' equity to total assets (left)
■ Market value equity ratio (right)

Efficiency (Consolidated Basis)

	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Total assets turnover (times)	0.71	0.75	0.72	0.56	0.61
Trade receivables turnover (times)	3.08	2.75	2.81	2.04	2.43
Inventories turnover (times)	5.30	6.90	5.09	4.38	5.82
Trade payables turnover (times)	11.59	15.59	15.38	11.30	13.98

Notes: 1. Total assets turnover = Net sales/Total assets (yearly average)
2. Trade receivables turnover = Net sales/(trade notes receivable + trade accounts receivable)
3. Inventories turnover = Net sales/inventories
4. Trade payables turnover = Net sales/(trade notes payable + trade accounts payable)

Total Assets Turnover


(Times)
0.8
0.6
0.4
0.2
0
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12

Trade Receivables Turnover / Trade Payables Turnover


(Times)
(Times)
4.0
20
3.0
15
2.0
10
1.0
5
0
0
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12
Trade receivables turnover (left)
Trade payables turnover (right)

Inventories Turnover


(Times)
8.0
6.0
4.0
2.0
0
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12

Cash Flow (Consolidated Basis)

	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Net cash provided by (used in) operating activities (¥ millions)	40,539	64,663	51,495	(36,795)	22,556
Net cash provided by (used in) operating activities to net sales (%)	12.4	19.8	17.5	(15.8)	9.5
Capital investments to net cash provided by (used in) operating activities (%)	40.3	24.9	25.6	(32.1)	79.0
Interest-bearing debt to net cash provided by (used in) operating activities (years)	0.0	0.0	0.1	0.5	0.4

Notes: Interest-bearing debt to net cash provided by (used in) operating activities
= Interest-bearing debt/net provided by (used in) operating activities (prior to interest and income tax deductions)

Net Cash Provided by (Used in) Operating Activities to Net Sales


(%)
20
10
0
-10
-20
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12

Capital Investments to Net Cash Provided by (Used in) Operating Activities


(%)
80
40
0
-40
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12

Interest-Bearing Debt to Net Cash Provided by (Used in) Operating Activities


(Years)
0.5
0.4
0.3
0.2
0.1
0
'03/3
'03/12
(9 months)
'04/12
'05/12
'06/12

Development Pipeline (As of February 7, 2007)

Development Code	Indication / *Additional Indication	Status (Phase I / Phase II / Phase III / Filed / Approved)
Oncology		
EPOCH	Chemotherapy-induced anemia*	Filed '05/12
R435	Colorectal cancer	Filed '06/04
	Colon cancer (adjuvant)	Phase III (Multinational study)
	Non-small cell lung cancer	Phase II
R1415	Non-small cell lung cancer	Filed '06/04
	Pancreatic cancer	Phase II
R340	Colon cancer (adjuvant)*	Filed '06/03
	Colorectal cancer*	Phase II
	Gastric cancer*	Phase II
R597	Breast cancer (adjuvant)*	Filed '06/11
	Gastric cancer*	Phase III (Multinational study)
MRA	Multiple myeloma	Phase II (Overseas)
R744	Chemotherapy-induced anemia	Phase II
R1273	Non-small cell lung cancer	Phase I
TP300	Colorectal cancer	Phase I (Overseas)
Renal Diseases		
R744	Renal anemia	Phase III
Bone and Joint Diseases		
MRA	Rheumatoid arthritis*	Filed '06/04 (Japan)
		Phase III (Overseas)
	Systemic onset juvenile idiopathic arthritis (sJIA)*	Filed '06/04 (Japan)
		Phase III (Overseas)
ED-71	Osteoporosis	Phase III
R484	Osteoporosis	Phase II–III
		Phase II
Cardio/Cerebro-vascular Diseases		
SG-75	Acute heart failure*	Filed '03/06
AVS	Subarachnoidal hemorrhage	Filed '95/04
Transplant, Immunology and Infectious Diseases		
R964	Chronic hepatitis C	Approved '07/01
	Compensated liver cirrhosis caused by hepatitis C virus*	(II/III)
R442	Compensated liver cirrhosis caused by hepatitis C virus*	(II/III)
MRA	Crohn's disease*	Phase II
	Castleman's disease	Phase I (Overseas)
	Systemic lupus erythematosus (SLE)	Phase I (Overseas)
Other Fields		
EPOCH	Predeposit of autologous blood transfusion*	Filed '02/03
VAL	Post-hepatectomy/ Liver transplantation	Phase II–III
	Decompensated cirrhosis	Phase II
GM-611	Diabetic gastroparesis	Phase I–II (Japan)
		Phase II (Overseas)
	Irritable bowel syndrome (IBS)	Phase II (Overseas)

Generic Name /Product Name (Dosage form)	Origin (Collaborator)	Mode of Action
epoetin beta /Epogin (Injection)	In-house	Recombinant human erythropoietin
bevacizumab /Avastin (Injection)	Roche /Genentech	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
erlotinib /Tarceva (Tablet)	OSI /Genentech /Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
capecitabine /Xeloda (Tablet)	Roche	Antimetabolite, 5-FU derivative
trastuzumab /Herceptin (Injection)	Roche /Genentech	Humanized anti-HER2 monoclonal antibody
tocilizumab /Actemra (Injection)	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
pertuzumab (Injection)	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
(Injection)	In-house	Topoisomerase I inhibitor
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house	
tocilizumab / Actemra (Injection)	In-house (Roche)	
(Oral)	In-house	Activated Vitamin D derivative
ibandronic acid (Injection)	Roche	Bisphosphonate
ibandronic acid (Oral)		
nicorandil / Sigmart (Injection)	In-house	Potassium channel opener
nicaraven / Antevas (Injection)	In-house	Hydroxyl radical scavenger
ribavirin / Copegus (Tablet)	Roche	Anti-viral agent in combination with Pegasys
peginterferon alfa-2a / Pegasys (Injection)	Roche	Peginterferon alfa-2a agent (recombinant)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house (Roche)	
epoetin beta / Epogin (Injection)	In-house	Recombinant human erythropoietin
valine (Injection)	In-house	Recovery of liver function
valine (Oral)		
mitemcinal (Tablet)	In-house	Motilin agonist Recovery of gastrointestinal motility

Market Data

(1) Rhematoid Arthritis Market



(Billions of yen)
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006
Biologics
Antirheumatic N-Steroid
Others

(2) Osteoporosis Market



(Billions of yen)
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006
SERMs
Oral Bisph Bone Calc Reg
Calcitonins
Vitamin D Plain
Others

(3) HCV Interferon Therapy Market



(Billions of yen)
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
2006
Peginterferon
Interferons

2001: Approval of IFNa2b + ribavirin combination therapy, approval of Consensus IFN
2002: Deregulation of limitation on re-administration and duration of IFN monotherapy
2003: Approval of PEG-IFN monotherapy (Pegasys)
2004: Approval of PEG-IFN and ribavirin combination therapy
(for patients in serogroup 1 and with a high viral load)
2005: Approval of additional indications for PEG-IFN and ribavirin combination therapy
(for patients other than those in serogroup 1 and with a high viral load)

(4) Anticancer Market



(Billions of yen)
600
500
400
300
200
100
0
1996
2001
2002
2003
2004
2005
2006
Anticancer Mabs
Hormone Therapy
Antimetabolites
Inj Bisph
Others

Source: IMS Pharmaceutical Market Statistics, Dec. 1996, 2001-2006 MAT,
Reproduction without consent is prohibited.
Note: The scope of each market is defined by Chugai.

(5) Prescription Drug Market and Impact of National Health Insurance Price Revision



(Trillions of yen)
8.0
7.0
6.0
5.0
4.0
2001
2002
2003
2004
2005
2006

National Health Insurance Price Revision	2002	2004	2006
Industry Average			
NHI drug price reduction (%)	6.3	4.2	6.7
Chugai			
NHI drug price reduction (%)	6.2	4.3	7.2

Source: IMS Pharmaceutical Market Statistics, Dec. 2001-2006 MAT, Company data.
Reproduction without consent is prohibited.

(6) Estimated cancer incidence in 2010


(Thousands of cases)
Male
All cancers
437
73
46
28
12
31
71
176
Stomach
Colon
Rectum
Pancreas
Lung
Liver
Others


(Thousands of cases)
Female
All cancers
303
36
42
16
10
15
46
29
111
Stomach
Colon
Rectum
Pancreas
Lung
Breast
Liver
Others

(7) Extimated cancer deaths in 2010


(Thousands of cases)
Male
All cancers
248
33
21
10
15
62
37
70
Stomach
Colon
Rectum
Pancreas
Lung
Liver
Others


(Thousands of cases)
Female
All cancers
145
17
19
5
13
22
12
15
43
Stomach
Colon
Rectum
Pancreas
Lung
Breast
Liver
Others

Source: Cancer White Paper-Incidence/Death/Prognosis-2004 (Shinohara Shuppan Shinsha).

(8) National Medical Expense


(Trillions of yen)
(%)
40
30
20
10
0
10.0
7.5
5.0
2.5
0
FY54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

National medical expense (left) ◇ Ratio of national medical expense to national income (right)

Source: Overview of National Medical Expense by Ministry of Health, Labour and Welfare.
Notes: 1. National income is based on the actual results of the System of National Accounts (announced in December 2006 by the Cabinet Office).
2. Some of the medical expenses are not included in the national medical expenses after April 2000 because of the implementation of the nursing insurance system.
3. The years shown in this graph are the Japanese Government's fiscal year starting in April and ending in March.

Network (As of March 23, 2007)

Head Office

1-1 Nihonbashi-Muromachi 2-Chome,
Chuo-ku, Tokyo, 103-8324 Japan
Telephone: +81-(0)3-3281-6611
Facsimile: +81-(0)3-3281-2828
URL: http://www.chugai-pharm.co.jp/english

Branches

Sapporo, Sendai, Tokyo 1, Tokyo 2, Yokohama, Kanshinetsu, Nagoya, Osaka, Kyoto, Kobe, Hiroshima, Takamatsu, Fukuoka

Plants

Ukima (Tokyo), Fujieda (Shizuoka), Utsunomiya (Tochigi), Kamakura (Kanagawa)

Research Laboratories

Fuji Gotemba (Shizuoka), Kamakura (Kanagawa), Ukima (Tokyo)

Overseas Representative Office

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu
Chao Yang District
Beijing 100004, China
Telephone: +86-(0) 10-6590-8061

Domestic Subsidiaries

Chugai Research Institute for Medical Science, Inc.

Chugai Business Support Co., Ltd.

Medical Culture Inc.

Chugai Distribution Co., Ltd.

Chugai Pharma Manufacturing Co., Ltd.

Chugai Clinical Research Center Co., Ltd.

Overseas Subsidiaries and Affiliate

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5600

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5680

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5656

Germany Branch
Lyonerstrasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0) 69-663000-0

Chugai Pharma France S.A.S.
Tour Franklin, La Defence 8
100/101 Quartier Boieldieu
92042 Paris La Defence Cedex, France
Telephone: +33-(0) 1-56-37-05-20

CHUGAI sanofi- aventis S.N.C.
20 Avenue Raymond Aron
92165 Antony Cedex, France
Telephone: +33-(0) 1-55-71-60-89

Chugai U.S.A., Inc.
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Chugai Pharma U.S.A., LLC
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

Chugai Pharma (Shanghai) Consulting Co., Ltd.
Unit 1209, Lansheng Building
No. 2-8, Central Huaihai Road,
Shanghai 200021 China
Telephone: +86-(0)21-6319-0388

Beijing Branch
1611 Beijing Fortune Bldg.
No5, Dong San Huan Bei Lu,
Chao Yang District, Beijing 100004 China
Telephone: +86-(0)10-6590-8066

Guangzhou Branch
Unit2508B, Yian Plaza,
No.33 Jian She 6th Road,
Guangzhou, 510060 China
Telephone: +86-(0)20-8363-3468

Chugai Pharma Taiwan Ltd.
4F, No. 180, Sec. 2, Min-Sheng E. Road
Taipei, Republic of China
Telephone: +886-(0) 2-2506-6699

C&C Research Laboratories
146-141, Annyung-ri, Taean-up
Hwasung-si, Kyunggi-do
445-970 Republic of Korea
Telephone: +82-(0) 31-2306-542

R&D Partners

Forerunner Pharma Research Co., Ltd.
2-16 Komaba 4-Chome, Meguro-ku,
Tokyo, 153-0041 Japan
Telephone: +81-(0)3-5465-0871

PharmaLogicals Research Pte.Ltd
6A Napier Road Gleneagles Hospiatal
#03-32 Annete Block Singapore 258500
Telephone: +65-6476-0084

Chugai's Global Network



Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai Pharmaceutical Co., Ltd. Beijing Representative Office (Beijing, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Beijing Branch (Beijing, China)
C&C Research Laboratories (Gyeonggi, Republic of Korea)
Chugai U.S.A., Inc. (New Jersey, U.S.A.)
Chugai Pharma U.S.A., LLC (New Jersey, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai U.S.A., Inc. New York Office (New York, U.S.A.)
Chugai Pharma Marketing Ltd. Germany Branch (Frankfurt, Germany)
Chugai Pharma France S.A.S. (Paris, France)
CHUGAI sanofi-aventis S.N.C. (Antony, France)
Chugai Pharma Taiwan Ltd. (Taipei, Republic of China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. (Shanghai, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Guangzhou Branch (Guangzhou, China)
PharmaLogicals Research Pte. Ltd. (Singapore, Republic of Singapore)
● Overseas Subsidiaries/Affiliate
○ Branches/Offices
■ Overseas Representative Offices
□ R&D Partners

Organization (As of March 23, 2007)

- Shareholder's Meeting
  - Corporate Auditors
  - Corporate Auditors' Committee
  - Corporate Auditors Support Sect.
- Board Meeting
- President
  - Executive Committee
  - BPR Office
  - Corporate Planning Dept.
  - Corporate Social Responsibility Dept.
  - Corporate Communications Dept.
  - Finance & Accounting Dept.
  - Purchasing Dept.
  - Information System Dept.
  - ERP System Dept.
  - Legal Dept.
  - Risk Management & Compliance Dept.
  - General Affairs Dept.
  - Secretarial Dept.
  - Human Resources Management Dept.
    - Ukima Business Support Center
    - Kamakura Business Support Center
    - Carrier Support Center
  - Human Capital Development Dept.
  - External Affairs Dept.
  - Intellectual Property Dept.
  - Audit Dept.
  - Strategic Marketing Unit
    - Strategic Planning Dept.
    - Project Management (Pre-PoC) Dept.
    - Business Development Dept.
    - Oncology Disease Area Dept.
    - Renal Disease Area Dept.
    - Bone Disease Area Dept.
    - Targeted Disease Areas Dept.
  - MRA Unit
  - Corporate Regulatory Compliance & Quality Assurance Div.
    - Drug Safety Unit
      - Drug Safety Compliance Dept.
      - Pharmacovigilance Dept.
      - Drug Safety Data Management Dept.
    - Regulatory Compliance & Quality Assurance Coordination Dept.
    - Development Regulatory Affairs Dept.
    - Quality Assurance Dept.
    - Regulatory Affairs Audit Dept.
  - Research Div.
    - Business Support Dept.
    - Research Planning & Coordination Dept.
    - Research Compliance & Quality Assurance Coordination Dept.
    - Pharmaceutical Technology Dept.
    - Chemistry Research Dept. 1-2
    - Pharmaceutical Research Dept.1-2
    - Genome Antibody Product Research Dept.
    - Discovery Platform Technology Dept.
    - Pre-Clinical Research Dept.
    - Safety Assessment Dept.
  - Clinical Development Div.
    - Clinical Research Coordination Dept.
    - Clinical Research Planning Dept.
    - Clinical Research Dept. 1-6
  - Drug Engineering Div.
    - CMC Planning & Coordination Dept.
    - CMC Regulatory Affairs Dept.
    - CMC Development Quality Assurance Dept.
    - Engineering Dept.
    - Synthetic Technology Research Dept.
    - Bio-Product Technology Research Dept.
    - Formulation Technology Research Dept.
    - Analytical Technology Research Dept.
  - Production Planning & Coordination Dept.
    - Ukima Plant
    - Kamakura Plant
  - Sales Div.
    - Oncology Unit
      - Oncology Disease Area Planning & Research Dept.
      - Oncology Disease Area Medical Business & Science Dept. 1-2
    - Sales Coordination Dept.
    - Wholesaler Business Planning Dept.
    - Sales Support Dept.
    - Renal Disease Area Medical Business & Science Dept.
    - Bone Disease Area Medical Business & Science Dept.
    - Actemra Medical Business & Science Dept.
    - Primary Care Products Medical Business & Science Dept.
    - Drug Information Center
    - Customer Relation Dept.
    - Product Research Dept.
    - Overseas Sales Dept.
    - Sapporo Branch
    - Sendai Branch
    - Kanshin-etsu Branch
    - Tokyo No.1 Branch
    - Tokyo No.2 Branch
    - Yokohama Branch
    - Nagoya Branch
    - Kyoto Branch
    - Osaka Branch
    - Kobe Branch
    - Hiroshima Branch
    - Takamatsu Branch
    - Fukuoka Branch

Corporate Data

Chugai Pharmaceutical Co., Ltd. (As of December 31, 2006)

Year of Foundation
1925

Year of Establishment
1943

Address
1-1 Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo, 103-8324 Japan

Stated Capital
¥72,893,185,291

Number of Employees
5,962

Number of Shares Issued of Common Stock
559,493,113

Number of Shareholders
45,464

Stock Listing
Tokyo

Fiscal Year-End
December 31

General Meeting of Shareholders
March

Stock Transfer Agent
Mitsubishi UFJ Trust Bank Limited

Public Notices
Public Notices are to be made electronically on Chugai Website (http://www.chugai-pharm.co.jp/hc/ir). In case electronic communications are unavailable, Public Notice will be made in the newspaper, Nihon Keizai Shimbun.

For further information, please contact:

Investor Relations
Tel: +81-(0)3-3273-0554
Fax: +81-(0)3-3281-6607
E-mail: ir@chugai-pharm.co.jp

Chugai Pharmaceutical Co., Ltd. provides information on its Website:
URL:http://www.chugai-pharm.co.jp/english

Shareholders Information (As of December 31, 2006)

Classification of Shareholders

By Shareholder



Securities Firms	Number of Shares: 8,934,791 1.60% (Number of Shareholders: 50)
Other Corporations	Number of Shares: 6,279,891 1.12% (Number of Shareholders: 301)
Financial Institutions	Number of Shares: 106,697,397 19.07% (Number of Shareholders: 93)
Individuals and Other	Number of Shares: 44,343,762 7.93% (Number of Shareholders: 44,579)
Foreign Corporations	Number of Shares: 393,237,272 70.28% (Number of Shareholders: 441)

By Number of Shares Held



Fewer than 100 shares	Number of Shares: 148,781 0.03% (Number of Shareholders: 3,595)
More than 100 shares	Number of Shares: 7,446,835 1.33% (Number of Shareholders: 30,276)
More than 1,000 shares	Number of Shares: 21,353,877 3.82% (Number of Shareholders: 10,915)
More than 10,000 shares	Number of Shares: 12,393,557 2.21% (Number of Shareholders: 495)
More than 100,000 shares	Number of Shares: 22,331,935 3.99% (Number of Shareholders: 97)
More than 500,000 shares	Number of Shares: 26,119,109 4.67% (Number of Shareholders: 36)
More than 1,000,000 shares	Number of Shares: 469,699,019 83.95% (Number of Shareholders: 50)

Major Shareholders*

Name	Number of Shares Held (Thousands)	Percentage of Ownership Voting (%)
Roche Pharmholdings B.V.	280,293	50.61
The Master Trust Bank of Japan, Ltd. (trust account)	32,203	5.81
Japan Trustee Services Bank, Ltd. (trust account)	25,806	4.65
The Chase Manhattan Bank, N.A., London	10,634	1.92
The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account	9,255	1.67
State Street Bank and Trust Company	8,280	1.49
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	7,574	1.36
The Chase Manhattan Bank 385036	6,013	1.08
Investors Bank and Trust Company (west)—Treaty	5,137	0.92
Japan Trustee Services Bank, Ltd. (trust account 4)	4,359	0.78

* 5,363,173 shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.

Stock Price Information

	Stock Price	
	High	Low
From January 1, 2006 to December 31, 2006		
First Quarter	¥2,640	¥2,030
Second Quarter	2,620	2,130
Third Quarter	2,605	2,245
Fourth Quarter	2,670	2,305

Share Performance of Chugai


(Million)
250
200
150
100
50
100
75
50
25
0
'04/1 2 3 4 5 6 7 8 9 10 11 12 '05/1 2 3 4 5 6 7 8 9 10 11 12 '06/1 2 3 4 5 6 7 8 9 10 11 12
Trading Volume
Chugai
Industry Average Index (Note)
Nikkei Index

Share price on January 5, 2004 (¥1,562) = 100
Industry average index is calculated as below (because of the merger and delisting):
2005.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Tanabe, Dainippon-Sumitomo, Chugai)
2005.9: A total of seven companies (Takeda, Astellas, Shionogi, Eisai, Tanabe, Dainippon, Chugai)
2005.4-3: A total of nine companies (Takeda, Sankyo, Astellas, Shionogi, Eisai, Daiichi, Tanabe, Dainippon, Chugai)
-2005.3 A total of ten companies (Takeda, Sankyo, Yamanouchi, Shionogi, Eisai, Daiichi, Fujisawa, Tanabe, Dainippon, Chugai)

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103-8324, Japan

CHUGAI
Roche Group



CHUGAI PHARMACEUTICAL CO., LTD.

Facts and Figures 2006

Facts and Figures

Financial Data

Operating Results (Consolidated Basis)

Millions of yen	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Net Sales:	326,109	327,155	294,671	232,748	237,391
Prescription pharmaceuticals	326,109	327,155	278,485	218,158	217,298
Nonprescription products	—	—	16,186	14,590	19,915
Diagnostic products	—	—	—	—	178
Overseas sales	28,367	23,455	18,480	16,751	15,448
Rate of increase in net sales (%)	(0.3)	13.0	—	—	12.1
Income before income taxes and minority interests	62,956	86,179	57,488	49,244	6,860
Income before income taxes and minority interests to net sales (%)	19.3	26.3	19.5	21.2	2.9
Net income (loss)	38,418	53,632	34,117	28,446	(20,135)
Net income (loss) to net sales (%)	11.8	16.4	11.6	12.2	(8.5)

Net Sales


(Billions of yen)
400
300
200
100
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Income before Income Taxes and Minority Interests / Income before Income Taxes and Minority Interests to Net Sales


(Billions of yen)
(%)
100
75
50
25
0
40
30
20
10
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

■ Income before income taxes and minority interests (left)
○ Income before income taxes and minority interests to net sales (right)

Net Income (Loss) / Net Income (Loss) to Net Sales


(Billions of yen)
(%)
60
40
20
0
-20
30
20
10
0
-10
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

■ Net income (loss) (left)
○ Net income (loss) to net sales (right)

Per Share Data (Consolidated Basis)

Yen	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Net income (loss) per share (basic)	69.35	97.00	62.27	51.73	(51.75)
Net income per share (diluted)	69.26	96.33	61.34	50.94	—
Shareholders' equity per share	703.08	665.29	583.61	542.96	503.41
Cash dividends per share	30.00	34.00	18.00	13.00	16.00
Payout ratio (%)	43.3	36.6	30.1	26.3	—

Note: Cash dividends per share are calculated on an unconsolidated basis.

Net Income (Loss) per Share (Basic) / Net Income per Share (Diluted)


(Yen)
100
50
0
-50
-100
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

○ Net income (loss) per share (basic)
○ Net income per share (diluted)

Shareholders' Equity per Share


(Yen)
800
600
400
200
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Cash Dividends per Share / Payout Ratio


(Yen)
(%)
50
40
30
20
10
0
50
40
30
20
10
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

■ Cash dividends per share (left)
■ Special dividends per share (left)
○ Payout ratio (right)
Note: Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

Profitability (Consolidated Basis)

	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Gross profit ratio (%)	59.2	63.5	62.3	64.1	66.6
Operating income to net sales (%)	17.9	24.2	17.5	18.4	12.8
Return on assets (%)	13.1	18.4	12.7	10.4	8.0
Return on equity (%)	10.1	15.6	11.0	9.9	(8.5)

Notes: 1. Return on assets = (Operating income + interest and dividend income)/Total assets (yearly average) x 100
2. Return on equity = Net income (loss)/Total shareholders' equity (yearly average) x 100

Gross Profit Ratio / Operating Income to Net Sales


(%)
80
60
40
20
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Gross profit ratio
Operating income to net sales

Return on Assets


(%)
20
15
10
5
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Return on Equity


(%)
20
10
0
-10
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Stability (Consolidated Basis)

	Years ended December 31			Nine months ended December 31	Years ended March 31
	2006	2005	2004	2003	2003
Current ratio (%)	517.3	418.6	434.0	453.8	301.9
Fixed assets ratio (%)	32.0	34.8	42.6	50.4	53.7
Interest coverage (times)	224.3	284.8	169.3	79.4	78.7
Debt-to-equity ratio (%)	0.1	0.4	1.9	3.6	4.4
Total shareholders' equity to total assets (%)	84.3	80.7	78.0	73.2	65.2
Market value equity ratio (%)	294.4	306.7	226.3	207.8	155.2

Notes: 1. Current ratio = Current assets (fiscal year-end)/Current liabilities (fiscal year-end) x 100
2. Fixed assets ratio = Fixed assets (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
3. Interest coverage = (Operating income + interest and dividend income)/Interest expense
4. Debt-to-equity ratio = Interest-bearing debt (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
5. Market value equity ratio = Total market capitalization/Total assets (fiscal year-end) x 100

Current Ratio / Fixed Assets Ratio


(%)
600
500
400
300
200
100
0
(%)
60
50
40
30
20
10
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Current ratio (left)
Fixed assets ratio (right)

Interest Coverage


(Times)
300
200
100
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Debt-to-Equity Ratio / Total Shareholders' Equity to Total Assets / Market Value Equity Ratio


(%)
100
80
60
40
20
0
(%)
500
400
300
200
100
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Debt-to-equity ratio (left)
Total shareholders' equity to total assets (left)
Market value equity ratio (right)

Efficiency (Consolidated Basis)

	2006	2005	2004	2003	2003
			Years ended December 31	Nine months ended December 31	Years ended March 31
Total assets turnover (times)	0.71	0.75	0.72	0.56	0.61
Trade receivables turnover (times)	3.08	2.75	2.81	2.04	2.43
Inventories turnover (times)	5.30	6.90	5.09	4.38	5.82
Trade payables turnover (times)	11.59	15.59	15.38	11.30	13.98

Notes: 1. Total assets turnover = Net sales/Total assets (yearly average)
2. Trade receivables turnover = Net sales/(trade notes receivable + trade accounts receivable)
3. Inventories turnover = Net sales/inventories
4. Trade payables turnover = Net sales/(trade notes payable + trade accounts payable)

Total Assets Turnover


(Times)
0.8
0.6
0.4
0.2
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Trade Receivables Turnover / Trade Payables Turnover


(Times)
(Times)
4.0
3.0
2.0
1.0
0
20
15
10
5
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12
Trade receivables turnover (left)
Trade payables turnover (right)

Inventories Turnover


(Times)
8.0
6.0
4.0
2.0
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Cash Flow (Consolidated Basis)

	2006	2005	2004	2003	2003
			Years ended December 31	Nine months ended December 31	Years ended March 31
Net cash provided by (used in) operating activities (¥ millions)	40,539	64,663	51,495	(36,795)	22,556
Net cash provided by (used in) operating activities to net sales (%)	12.4	19.8	17.5	(15.8)	9.5
Capital investments to net cash provided by (used in) operating activities (%)	40.3	24.9	25.6	(32.1)	79.0
Interest-bearing debt to net cash provided by (used in) operating activities (years)	0.0	0.0	0.1	0.5	0.4

Notes: Interest-bearing debt to net cash provided by (used in) operating activities
= Interest-bearing debt/net provided by (used in) operating activities (prior to interest and income tax deductions)

Net Cash Provided by (Used in) Operating Activities to Net Sales


(%)
20
10
0
-10
-20
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Capital Investments to Net Cash Provided by (Used in) Operating Activities


(%)
80
40
0
-40
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Interest-Bearing Debt to Net Cash Provided by (Used in) Operating Activities


(Years)
0.5
0.4
0.3
0.2
0.1
0
'03/3
'03/12 (9 months)
'04/12
'05/12
'06/12

Development Pipeline (As of February 7, 2007)

Development Code	Indication / *Additional Indication	Status (Phase I / Phase II / Phase III / Filed / Approved)
Oncology		
EPOCH	Chemotherapy-induced anemia*	Filed '05/12
R435	Colorectal cancer	Filed '06/04
	Colon cancer (adjuvant)	Phase III (Multinational study)
	Non-small cell lung cancer	Phase II
R1415	Non-small cell lung cancer	Filed '06/04
	Pancreatic cancer	Phase II
R340	Colon cancer (adjuvant)*	Filed '06/03
	Colorectal cancer*	Phase II
	Gastric cancer*	Phase II
R597	Breast cancer (adjuvant)*	Filed '06/11
	Gastric cancer*	Phase III (Multinational study)
MRA	Multiple myeloma	Phase II (Overseas)
R744	Chemotherapy-induced anemia	Phase II
R1273	Non-small cell lung cancer	Phase I
TP300	Colorectal cancer	Phase I (Overseas)
Renal Diseases		
R744	Renal anemia	Phase III
Bone and Joint Diseases		
MRA	Rheumatoid arthritis*	Filed '06/04 (Japan)
		Phase III (Overseas)
	Systemic onset juvenile idiopathic arthritis (sJIA)*	Filed '06/04 (Japan)
		Phase III (Overseas)
ED-71	Osteoporosis	Phase III
R484	Osteoporosis	Phase II–III
		Phase II
Cardio/Cerebro-vascular Diseases		
SG-75	Acute heart failure*	Filed '03/06
AVS	Subarachnoidal hemorrhage	Filed '95/04
Transplant, Immunology and Infectious Diseases		
R964	Chronic hepatitis C	Approved '07/01
	Compensated liver cirrhosis caused by hepatitis C virus*	Phase III (II/III)
R442	Compensated liver cirrhosis caused by hepatitis C virus*	Phase III (II/III)
MRA	Crohn's disease*	Phase II
	Castleman's disease	Phase I (Overseas)
	Systemic lupus erythematosus (SLE)	Phase I (Overseas)
Other Fields		
EPOCH	Predeposit of autologous blood transfusion*	Filed '02/03
VAL	Post-hepatectomy/ Liver transplantation	Phase II–III
	Decompensated cirrhosis	Phase II
GM-611	Diabetic gastroparesis	Phase I–II (Japan)
		Phase II (Overseas)
	Irritable bowel syndrome (IBS)	Phase II (Overseas)

Generic Name /Product Name (Dosage form)	Origin (Collaborator)	Mode of Action
epoetin beta /Epogin (Injection)	In-house	Recombinant human erythropoietin
bevacizumab /Avastin (Injection)	Roche /Genentech	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
erlotinib /Tarceva (Tablet)	OSI /Genentech /Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
capecitabine /Xeloda (Tablet)	Roche	Antimetabolite, 5-FU derivative
trastuzumab /Herceptin (Injection)	Roche /Genentech	Humanized anti-HER2 monoclonal antibody
tocilizumab /Actemra (Injection)	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
pertuzumab (Injection)	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
(Injection)	In-house	Topoisomerase I inhibitor
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house	
tocilizumab / Actemra (Injection)	In-house (Roche)	
(Oral)	In-house	Activated Vitamin D derivative
ibandronic acid (Injection)	Roche	Bisphosphonate
ibandronic acid (Oral)		
nicorandil / Sigmart (Injection)	In-house	Potassium channel opener
nicaraven / Antevas (Injection)	In-house	Hydroxyl radical scavenger
ribavirin / Copegus (Tablet)	Roche	Anti-viral agent in combination with Pegasys
peginterferon alfa-2a / Pegasys (Injection)	Roche	Peginterferon alfa-2a agent (recombinant)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house (Roche)	
epoetin beta / Epogin (Injection)	In-house	Recombinant human erythropoietin
valine (Injection)	In-house	Recovery of liver function
valine (Oral)		
mitemcinal (Tablet)	In-house	Motilin agonist Recovery of gastrointestinal motility

Market Data

(1) Rhematoid Arthritis Market


(Billions of yen)
160
140
120
100
80
60
40
20
0
2001 2002 2003 2004 2005 2006
Biologics
Antirheumatic N-Steroid
Others

(2) Osteoporosis Market


(Billions of yen)
160
140
120
100
80
60
40
20
0
2001 2002 2003 2004 2005 2006
SERMs
Oral Bisph Bone Calc Reg
Calcitonins
Vitamin D Plain
Others

(3) HCV Interferon Therapy Market


(Billions of yen)
80
70
60
50
40
30
20
10
0
2001 2002 2003 2004 2005 2006
Peginterferon
Interferons

2001: Approval of IFNa2b + ribavirin combination therapy, approval of Consensus IFN
2002: Deregulation of limitation on re-administration and duration of IFN monotherapy
2003: Approval of PEG-IFN monotherapy (Pegasys)
2004: Approval of PEG-IFN and ribavirin combination therapy
(for patients in serogroup 1 and with a high viral load)
2005: Approval of additional indications for PEG-IFN and ribavirin combination therapy
(for patients other than those in serogroup 1 and with a high viral load)

(4) Anticancer Market


(Billions of yen)
600
500
400
300
200
100
0
1996 2001 2002 2003 2004 2005 2006
Anticancer Mabs
Hormone Therapy
Antimetabolites
Inj Bisph
Others

Source: IMS Pharmaceutical Market Statistics, Dec. 1996, 2001-2006 MAT.
Reproduction without consent is prohibited.
Note: The scope of each market is defined by Chugai.

(5) Prescription Drug Market and Impact of National Health Insurance Price Revision


(Trillions of yen)
8.0
7.0
6.0
5.0
4.0
2001 2002 2003 2004 2005 2006

National Health Insurance Price Revision	2002	2004	2006
Industry Average			
NHI drug price reduction (%)	6.3	4.2	6.7
Chugai			
NHI drug price reduction (%)	6.2	4.3	7.2

Source: IMS Pharmaceutical Market Statistics, Dec. 2001-2006 MAT, Company data.
Reproduction without consent is prohibited.

(6) Estimated cancer incidence in 2010

(Thousands of cases)


Male
73
46
28
12
31
71
176
All cancers
437
Stomach
Colon
Rectum
Pancreas
Lung
Liver
Others

(Thousands of cases)


Female
36
42
16
10
15
46
29
111
All cancers
303
Stomach
Colon
Rectum
Pancreas
Lung
Breast
Liver
Others

(7) Extimated cancer deaths in 2010

(Thousands of cases)


Male
33
21
10
15
62
37
70
All cancers
248
Stomach
Colon
Rectum
Pancreas
Lung
Liver
Others

(Thousands of cases)


Female
17
19
5
22
12
15
43
All cancers
145
Stomach
Colon
Rectum
Pancreas
Lung
Breast
Liver
Others

Source: Cancer White Paper-Incidence/Death/Prognosis-2004 (Shinohara Shuppan Shinsha).

(8) National Medical Expense


(Trillions of yen)
(%)
40
30
20
10
0
10.0
7.5
5.0
2.5
0
FY54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

■ National medical expense (left) ◇ Ratio of national medical expense to national income (right)

Source: Overview of National Medical Expense by Ministry of Health, Labour and Welfare.

Notes: 1. National income is based on the actual results of the System of National Accounts (announced in December 2006 by the Cabinet Office).
2. Some of the medical expenses are not included in the national medical expenses after April 2000 because of the implementation of the nursing insurance system.
3. The years shown in this graph are the Japanese Government's fiscal year starting in April and ending in March.

Network (As of March 23, 2007)

Head Office

1-1 Nihonbashi-Muromachi 2-Chome,
Chuo-ku, Tokyo, 103-8324 Japan
Telephone: +81-(0)3-3281-6611
Facsimile: +81-(0)3-3281-2828
URL: http://www.chugai-pharm.co.jp/english

Branches

Sapporo, Sendai, Tokyo 1, Tokyo 2, Yokohama, Kanshinetsu, Nagoya, Osaka, Kyoto, Kobe, Hiroshima, Takamatsu, Fukuoka

Plants

Ukima (Tokyo), Fujieda (Shizuoka), Utsunomiya (Tochigi), Kamakura (Kanagawa)

Research Laboratories

Fuji Gotemba (Shizuoka), Kamakura (Kanagawa), Ukima (Tokyo)

Overseas Representative Office

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu
Chao Yang District
Beijing 100004, China
Telephone: +86-(0) 10-6590-8061

Domestic Subsidiaries

Chugai Research Institute for Medical Science, Inc.

Chugai Business Support Co., Ltd.

Medical Culture Inc.

Chugai Distribution Co., Ltd.

Chugai Pharma Manufacturing Co., Ltd.

Chugai Clinical Research Center Co., Ltd.

Overseas Subsidiaries and Affiliate

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5600

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5680

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5656

Germany Branch
Lyonerstrasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0) 69-663000-0

Chugai Pharma France S.A.S.
Tour Franklin, La Defence 8
100/101 Quartier Boieldieu
92042 Paris La Defence Cedex, France
Telephone: +33-(0) 1-56-37-05-20

CHUGAI sanofi- aventis S.N.C.
20 Avenue Raymond Aron
92165 Antony Cedex, France
Telephone: +33-(0) 1-55-71-60-89

Chugai U.S.A., Inc.
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Chugai Pharma U.S.A., LLC
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

Chugai Pharma (Shanghai) Consulting Co., Ltd.
Unit 1209, Lansheng Building
No. 2-8, Central Huaihai Road,
Shanghai 200021 China
Telephone: +86-(0)21-6319-0388

Beijing Branch
1611 Beijing Fortune Bldg.
No5, Dong San Huan Bei Lu,
Chao Yang District, Beijing 100004 China
Telephone: +86-(0)10-6590-8066

Guangzhou Branch
Unit2508B, Yian Plaza,
No.33 Jian She 6th Road,
Guangzhou, 510060 China
Telephone: +86-(0)20-8363-3468

Chugai Pharma Taiwan Ltd.
4F, No. 180, Sec. 2, Min-Sheng E. Road
Taipei, Republic of China
Telephone: +886-(0) 2-2506-6699

C&C Research Laboratories
146-141, Annyung-ri, Taean-up
Hwasung-si, Kyunggi-do
445-970 Republic of Korea
Telephone: +82-(0) 31-2306-542

R&D Partners

Forerunner Pharma Research Co., Ltd.
2-16 Komaba 4-Chome, Meguro-ku,
Tokyo, 153-0041 Japan
Telephone: +81-(0)3-5465-0871

PharmaLogicals Research Pte.Ltd
6A Napier Road Gleneagles Hospiatal
#03-32 Annete Block Singapore 258500
Telephone: +65-6476-0084

Chugai's Global Network



Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai Pharmaceutical Co., Ltd. Beijing Representative Office (Beijing, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Beijing Branch (Beijing, China)
C&C Research Laboratories (Gyeonggi, Republic of Korea)
Chugai U.S.A., Inc. (New Jersey, U.S.A.)
Chugai Pharma U.S.A., LLC (New Jersey, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai U.S.A., Inc. New York Office (New York, U.S.A.)
Chugai Pharma Marketing Ltd. Germany Branch (Frankfurt, Germany)
Chugai Pharma France S.A.S. (Paris, France)
CHUGAI sanofi-aventis S.N.C. (Antony, France)
Chugai Pharma Taiwan Ltd. (Taipei, Republic of China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. (Shanghai, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Guangzhou Branch (Guangzhou, China)
PharmaLogicals Research Pte. Ltd. (Singapore, Republic of Singapore)
● Overseas Subsidiaries/Affiliate
○ Branches/Offices
● Overseas Representative Offices
□ R&D Partners

Organization (As of March 23, 2007)



Shareholder's Meeting
Board Meeting
President
Corporate Auditors
Corporate Auditors' Committee
Corporate Auditors Support Sect.
Executive Committee
BPR Office
Corporate Planning Dept.
Corporate Social Responsibility Dept.
Corporate Communications Dept.
Finance & Accounting Dept.
Purchasing Dept.
Information System Dept.
ERP System Dept.
Legal Dept.
Risk Management & Compliance Dept.
General Affairs Dept.
Secretarial Dept.
Human Resources Management Dept.
Ukima Business Support Center
Kamakura Business Support Center
Carrier Support Center
Human Capital Development Dept.
External Affairs Dept.
Intellectual Property Dept.
Audit Dept.
Strategic Marketing Unit
Strategic Planning Dept.
Project Management (Pre-PoC) Dept.
Business Development Dept.
Oncology Disease Area Dept.
Renal Disease Area Dept.
Bone Disease Area Dept.
Targeted Disease Areas Dept.
MRA Unit
Corporate Regulatory Compliance & Quality Assurance Div.
Drug Safety Unit
Drug Safety Compliance Dept.
Pharmacovigilance Dept.
Drug Safety Data Management Dept.
Regulatory Compliance & Quality Assurance Coordination Dept.
Development Regulatory Affairs Dept.
Quality Assurance Dept.
Regulatory Affairs Audit Dept.
Research Div.
Business Support Dept.
Research Planning & Coordination Dept.
Research Compliance & Quality Assurance Coordination Dept.
Pharmaceutical Technology Dept.
Chemistry Research Dept. 1-2
Pharmaceutical Research Dept.1-2
Genome Antibody Product Research Dept.
Discovery Platform Technology Dept.
Pre-Clinical Research Dept.
Safety Assessment Dept.
Clinical Development Div.
Clinical Research Coordination Dept.
Clinical Research Planning Dept.
Clinical Research Dept. 1-6
Drug Engineering Div.
CMC Planning & Coordination Dept.
CMC Regulatory Affairs Dept.
CMC Development Quality Assurance Dept.
Engineering Dept.
Synthetic Technology Research Dept.
Bio-Product Technology Research Dept.
Formulation Technology Research Dept.
Analytical Technology Research Dept.
Production Planning & Coordination Dept.
Ukima Plant
Kamakura Plant
Sales Div.
Oncology Unit
Oncology Disease Area Planning & Research Dept.
Oncology Disease Area Medical Business & Science Dept. 1-2
Sales Coordination Dept.
Wholesaler Business Planning Dept.
Sales Support Dept.
Renal Disease Area Medical Business & Science Dept.
Bone Disease Area Medical Business & Science Dept.
Actemra Medical Business & Science Dept.
Primary Care Products Medical Business & Science Dept.
Drug Information Center
Customer Relation Dept.
Product Research Dept.
Overseas Sales Dept.
Sapporo Branch
Sendai Branch
Kanshin-etsu Branch
Tokyo No.1 Branch
Tokyo No.2 Branch
Yokohama Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

Corporate Data

Chugai Pharmaceutical Co., Ltd. (As of December 31, 2006)

Year of Foundation
1925

Year of Establishment
1943

Address
1-1 Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo, 103-8324 Japan

Stated Capital
¥72,893,185,291

Number of Employees
5,962

Number of Shares Issued of Common Stock
559,493,113

Number of Shareholders
45,464

Stock Listing
Tokyo

Fiscal Year-End
December 31

General Meeting of Shareholders
March

Stock Transfer Agent
Mitsubishi UFJ Trust Bank Limited

Public Notices
Public Notices are to be made electronically on Chugai Website (http://www.chugai-pharm.co.jp/hc/ir). In case electronic communications are unavailable, Public Notice will be made in the newspaper, Nihon Keizai Shimbun.

For further information, please contact:

Investor Relations
Tel: +81-(0)3-3273-0554
Fax: +81-(0)3-3281-6607
E-mail: ir@chugai-pharm.co.jp

Chugai Pharmaceutical Co., Ltd. provides information on its Website:
URL:http://www.chugai-pharm.co.jp/english

Shareholders Information (As of December 31, 2006)

Classification of Shareholders

By Shareholder



Securities Firms	Number of Shares: 8,934,791 1.60% (Number of Shareholders: 50)
Other Corporations	Number of Shares: 6,279,891 1.12% (Number of Shareholders: 301)
Financial Institutions	Number of Shares: 106,697,397 19.07% (Number of Shareholders: 93)
Individuals and Other	Number of Shares: 44,343,762 7.93% (Number of Shareholders: 44,579)
Foreign Corporations	Number of Shares: 393,237,272 70.28% (Number of Shareholders: 441)

By Number of Shares Held



Fewer than 100 shares	Number of Shares: 148,781 0.03% (Number of Shareholders: 3,595)
More than 100 shares	Number of Shares: 7,446,835 1.33% (Number of Shareholders: 30,276)
More than 1,000 shares	Number of Shares: 21,353,877 3.82% (Number of Shareholders: 10,915)
More than 10,000 shares	Number of Shares: 12,393,557 2.21% (Number of Shareholders: 495)
More than 100,000 shares	Number of Shares: 22,331,935 3.99% (Number of Shareholders: 97)
More than 500,000 shares	Number of Shares: 26,119,109 4.67% (Number of Shareholders: 36)
More than 1,000,000 shares	Number of Shares: 469,699,019 83.95% (Number of Shareholders: 50)

Major Shareholders*

Name	Number of Shares Held (Thousands)	Percentage of Ownership Voting (%)
Roche Pharmholdings B.V.	280,293	50.61
The Master Trust Bank of Japan, Ltd. (trust account)	32,203	5.81
Japan Trustee Services Bank, Ltd. (trust account)	25,806	4.65
The Chase Manhattan Bank, N.A., London	10,634	1.92
The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account	9,255	1.67
State Street Bank and Trust Company	8,280	1.49
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	7,574	1.36
The Chase Manhattan Bank 385036	6,013	1.08
Investors Bank and Trust Company (west)—Treaty	5,137	0.92
Japan Trustee Services Bank, Ltd. (trust account 4)	4,359	0.78

* 5,363,173 shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.

Stock Price Information

	Stock Price	
	High	Low
From January 1, 2006 to December 31, 2006		
First Quarter	¥2,640	¥2,030
Second Quarter	2,620	2,130
Third Quarter	2,605	2,245
Fourth Quarter	2,670	2,305

Share Performance of Chugai



(Million)
250
200
150
100
50
100
75
50
25
0
'04/1 2 3 4 5 6 7 8 9 10 11 12 '05/1 2 3 4 5 6 7 8 9 10 11 12 '06/1 2 3 4 5 6 7 8 9 10 11 12
Trading Volume
Chugai
Industry Average Index (Note)
Nikkei Index

Share price on January 5, 2004 (¥1,562) = 100

Industry average index is calculated as below (because of the merger and delisting):

2005.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Tanabe, Dainippon-Sumitomo, Chugai)

2005.9: A total of seven companies (Takeda, Astellas, Shionogi, Eisai, Tanabe, Dainippon, Chugai)

2005.4-8: A total of nine companies (Takeda, Sankyo, Astellas, Shionogi, Eisai, Daiichi, Tanabe, Dainippon, Chugai)

-2005.3: A total of ten companies (Takeda, Sankyo, Yamanouchi, Shionogi, Eisai, Daiichi, Fujisawa, Tanabe, Dainippon, Chugai)

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103-8324, Japan

Chugai-Praline 作業マニュアル

1. 中外製薬より書類が送られてくる。

2. SEC 提出用書類一式を作成する。
   先生・パラ ①To:SEC、From:中外製薬の Letter（日付&中外製薬取締役サイン欄→空欄にして）
   →中外製薬に data を送り、sign をして戻してもらう。
   ②Exhibit A, Exhibit B
   →タイトル（“ ”内)、日付を変える。
   ③Attachment
   →Attachment No. を振る。
   秘書 ④送られてきた書類が Attachment になるため、File Number:82-34668、[TRANSLATION]、Attachment 番号をシールにして貼る。
   →コピーをとって送付用書類とする。中外製薬より送られてきたものは最終的に破棄。

3. 中外製薬取締役の sign 入り Letter が届いたら、SEC 提出書類一式を Ellen 弁護士宛にクーリエにて送る。
   ＊英語のもののみ送付。日本語のものは NO&T で保管。
   ＊コピーを 3 部とる。－送付用（2.④で既に取っている)、製本文書用、後に中外製薬に送付する用

4. Ellen 弁護士が SEC 提出後、FAX にて報告が来る。

5. 中外製薬 矢萩様に SEC に提出した書類一式を郵送にて送付。
   (Ellen 弁護士からの FAX で送られてきたものについては FAX の方を優先させ、差し替える。Ellen 弁護士から SEC に宛てた Letter も添える。)
   ※Yellow へのサーキュレーションの際は、添付 Exhibit A 以下の NO&T 用控えは省略しても構わない。(後に製本文書に入れるため。)

6. SEC 提出書類を Binder に綴る。
   - 仕切り紙（SEC に提出した日付）
   - Ellen 弁護士 sign 入り書面
   - 中外製薬取締役 sign 入り書面
   - Exhibit A, Exhibit B
   - 英語版－紺タグ、ブルーで仕切り
   - 穴あけ不可のもの－青タグ
   - 日本語版－赤タグ、ブルーで仕切り

7. Binder は製本文書（証券バインダー）として登録する。Chugai-Praline_引き継ぎ内の証券バインダー登録フォームを参考にする。(年度毎等の区切りで数回分まとめて)

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited)
(for the first quarter of fiscal year 2007)

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**	April 23, 2007
Stock Listings:	Tokyo	
Security Code No.:	4519	

(URL http://www.chugai-pharm.co.jp/english)

Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

1. Notes to Consolidated Financial Statements

(1) Adoption of simplified method: None
(2) Change in accounting policies: Yes (See attached documents for details.)
(3) Change in scope of consolidation and equity method: None

2. Consolidated Operating Results for the First Quarter of FY 2007 (January 1 - March 31)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2007 (Jan.-Mar.)	¥91,074 million	17.9	¥20,363 million	44.9	¥21,181 million	31.5
1st quarter of FY 2006 (Jan.-Mar.)	¥77,240 million	(8.7)	¥14,051 million	(39.9)	¥16,105 million	(37.3)
FY 2006 (Jan.-Dec.)	¥326,109 million		¥58,347 million		¥60,922 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2007 (Jan.-Mar.)	¥13,281 million	27.8	¥23.97	¥23.94
1st quarter of FY 2006 (Jan.-Mar.)	¥10,391 million	(39.7)	¥18.77	¥18.74
FY 2006 (Jan.-Dec.)	¥38,417 million		¥69.35	¥69.26

Note : Percentages represent changes compared with the same period of the previous fiscal year.

Qualitative Information Regarding Operating Results

Consolidated net sales for the first quarter this year totaled ¥91,074 million, up 17.9% compared with the same period last year.

Sales of our anti-influenza agent Tamiflu increased from the first quarter last year, due to the government purchase for stockpiling. Also, sales of the anti-tumor agent Herceptin, an anti-HER2 monoclonal antibody, the osteoporosis treatment Evista, and Suvenyl, an agent for improving joint function, all showed a steady performance, with sales outperforming those of the same period of the previous fiscal year. On the other hand, sales of the mainstay product Epogin, recombinant human erythropoietin, declined due to such factors as the introduction of the flat-sum reimbursement system for dialysis treatment.

Overseas sales, including exports, totaled ¥7,707 million, up 18.6% compared with the same period last year, due to the strong sales of Neutrogin, a recombinant human granulocyte-colony stimulating factor (rG-CSF) also affected by favorable foreign exchange rate. Overseas sales represent 9.0% of the Company's net sales.

At the profit level, operating income and recurring profit totaled ¥20,363 million, up 44.9% and ¥21,181 million, up 31.5%, respectively, compared with the same period last year, mainly due to the increase in sales. As a result, net income was ¥13,281 million, a 27.8% increase compared with the same period last year.

R&D expenses for the first quarter this year amounted to ¥11,874 million.

(Reference) Results of operations (Non-Consolidated)

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2007 (Jan.-Mar.)	¥87,644 million	17.8	¥17,641 million	39.4	¥18,662 million	24.9
1st quarter of FY 2006 (Jan.-Mar.)	¥74,431 million	(8.7)	¥12,652 million	(41.2)	¥14,936 million	(38.9)
FY 2006 (Jan.-Dec.)	¥310,541 million		¥49,506 million		¥53,578 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2007 (Jan.-Mar.)	¥12,657 million	27.8	¥22.85	¥22.81
1st quarter of FY 2006 (Jan.-Mar.)	¥9,905 million	(41.1)	¥17.89	¥17.86
FY 2006 (Jan.-Dec.)	¥34,907 million		¥63.02	¥62.93

(2) Financial conditions (Consolidated)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
1st quarter of FY 2007 (Jan.-Mar.)	¥427,329 million	¥367,158 million	85.5%	¥670.98
1st quarter of FY 2006 (Jan.-Mar.)	¥430,679 million	¥367,804 million	85.4%	¥664.08
FY 2006 (Jan.-Dec.)	¥462,124 million	¥391,604 million	84.3%	¥703.08

Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
1st quarter of FY 2007 (Jan.-Mar.)	¥10,156 million	¥27,512 million	¥(37,529) million	¥68,447 million
1st quarter of FY 2006 (Jan.-Mar.)	¥7,669 million	¥(10,943) million	¥(12,179) million	¥58,998 million
FY 2006 (Jan.-Dec.)	¥40,538 million	¥(29,370) million	¥(18,796) million	¥68,332 million

Qualitative Information Regarding Financial Condition (Consolidated)

1) Changes in the Company's Financial Condition

Total assets at the end of the first quarter were ¥427,329 million, down ¥34,795 million from the previous fiscal year-end, mainly due to the sale of marketable securities. Total liabilities amounted to ¥60,170 million, down ¥10,349 million from the previous fiscal year-end. Working capital (current assets minus current liabilities) came to ¥251,485 million, and the current ratio was 553.8%, reflecting the Company's sound financial condition.

Net assets totaled ¥367,158 million, down ¥24,445 million from previous fiscal year-end, due to the acquisition of the Company's own shares, and the equity ratio was 85.5%, compared to 84.3% at the previous fiscal year-end.

2) Cash Flows

Net cash provided by operating activities amounted to ¥10,156 million, up ¥2,487 million compared with the same period last year mainly due to the increase in sales and decrease in income tax payments. Net cash provided by investing activities amounted to ¥27,512 million mainly due to the income from sale of marketable securities. Net cash used in financing activities amounted to ¥37,529 million as a result of acquiring the Company's own shares.

Resulting from these activities, cash and cash equivalents at the end of the first quarter totaled ¥68,447 million, increasing by ¥114 million from the beginning of the period.

3. Forecast for the Year ending December 31, 2007 (January 1, 2007 - December 31, 2007)(Consolidated)

	Net Sales	Operating Income	Recurring Profit	Net Income
First half ending June 30, 2007	¥167,500 million	¥30,700 million	¥31,000 million	¥17,800 million

We have decided to revise the interim sales outlook, due to an increase in sales of the anti-influenza agent Tamiflu, and an increase in overseas sales of the recombinant human G-CSF Neutrogin.

Revisions are also made to operating income, recurring profit and net income. In addition to the increase in gross profit resulting from the increased sales, a portion of the selling, general and administrative expenses, including research and development expenses is expected to be shifted to the latter half of the year.

Full year financial outlook for fiscal year 2007 will be released at the announcement of the interim result.

(Reference) Forecast for the Year ending December 31, 2007 (January 1, 2007 - December 31, 2007) (Non-Consolidated)

	Net Sales	Operating Income	Recurring Profit	Net Income
First half ending June 30, 2007	¥160,200 million	¥24,800 million	¥26,200 million	¥16,300 million

Statements of Sales

(Millions of Yen)[*1]

	Consolidated			Non-Consolidated		
Prescription Pharmaceuticals	First Quarter of FY2006	First Quarter of FY2007	Change (%)	First Quarter of FY2006	First Quarter of FY2007	Change (%)
Tamiflu	15,400	23,800	54.5	15,400	23,800	54.5
Epogin	14,500	12,000	(17.2)	14,500	12,000	(17.2)
Neutrogin	7,900	8,900	12.7	2,400	2,400	0.0
Sigmart	3,900	3,900	0.0	3,300	3,200	(3.0)
Rituxan	3,700	3,700	0.0	3,700	3,700	0.0
Herceptin	2,900	3,500	20.7	2,900	3,500	20.7
Evista	2,400	3,200	33.3	2,400	3,200	33.3
Alfarol	3,200	3,100	(3.1)	3,200	3,100	(3.1)
Kytril	2,600	2,800	7.7	2,600	2,800	7.7
Suvenyl	1,700	2,100	23.5	1,700	2,100	23.5
Oxarol	1,500	1,600	6.7	1,500	1,600	6.7
Rythmodan	1,400	1,400	0.0	1,400	1,400	0.0
Rocephin	1,100	1,200	9.1	1,100	1,200	9.1
Renagel	1,000	1,200	20.0	1,000	1,100	10.0
Pegasys	1,500	900	(40.0)	1,500	900	(40.0)
Cellcept	—	700	—	—	700	—
Xeloda	500	600	20.0	500	600	20.0
Copegus	—	200	—	—	200	—
Femara	—	100	—	—	100	—
Actemra	—	100	—	—	100	—
Other [*2]	12,000	16,100	34.2	11,600	15,900	37.1
Export Sales						
Neutrogin				2,900	3,000	3.4
Sigmart				500	600	20.0
Ulcerlmin				300	400	33.3
Other				0	0	0.0
Total	77,200	91,100	18.0	74,400	87,600	17.7

Notes: 1. Figures are rounded to the nearest 100 million. The percentages are calculated based on the founded numbers

2. First Quarter of FY 2007 includes patent royalty income etc. (consolidated ¥5,000 million non-consolidated ¥5,300 million).

Consolidated Balance Sheets

Accounts	As of March 31, 2006 Millions of Yen		%	As of March 31, 2007 Millions of Yen		%	As of December 31, 2006 Millions of Yen		%
Assets									
I Current assets:									
Cash and deposits		58,998			68,447			68,332	
Trade notes and accounts receivable		112,547			112,735			105,897	
Marketable securities		70,957			51,730			81,894	
Inventories		42,675			53,102			61,531	
Deferred tax assets		14,514			17,002			13,155	
Other		5,044			3,940			7,052	
Reserve for doubtful accounts		(338)			(53)			(203)	
Total current assets		304,400	70.7		306,905	71.8		337,661	73.1
II Fixed assets:									
1. Tangible fixed assets:									
Buildings and structures	97,244			98,321			98,113		
Accumulated depreciation	57,856	39,387		60,259	38,061		59,217	38,896	
Machinery and vehicles	59,542			59,869			60,085		
Accumulated depreciation	44,369	15,173		46,453	13,415		46,139	13,945	
Furniture and fixtures	33,017			32,750			32,757		
Accumulated depreciation	26,768	6,249		26,814	5,936		26,441	6,315	
Land		9,941			9,927			9,927	
Construction in progress		7,247			16,064			16,065	
Total tangible fixed assets		78,000			83,405			85,150	
2. Intangible fixed assets:									
Software		4,165			3,191			3,468	
Other		2,017			1,519			1,663	
Total intangible fixed assets		6,183			4,711			5,131	
3. Investments and other assets:									
Investment securities		19,819			14,410			15,149	
Long-term loans		100			90			88	
Deferred tax assets		10,797			9,915			10,137	
Other		11,652			8,168			9,081	
Reserve for doubtful accounts		(275)			(278)			(277)	
Total investments and other assets		42,095			32,307			34,180	
Total fixed assets		126,278	29.3		120,424	28.2		124,462	26.9
Total assets		430,679	100.0		427,329	100.0		462,124	100.0

Accounts	As of March 31, 2006 Millions of Yen		%	As of March 31, 2007 Millions of Yen		%	As of December 31, 2006 Millions of Yen		%
Liabilities									
I Current liabilities:									
Trade notes and accounts payable		17,133			20,033			28,134	
Accrued liabilities		6,982			5,028			7,375	
Accrued income taxes		7,280			8,538			6,404	
Deferred tax liabilities		4			—			2	
Accrued consumption taxes		1,578			1,814			184	
Accrued expenses		7,516			7,783			13,863	
Reserve for bonuses to employees		9,014			6,904			3,121	
Reserve for bonuses to directors		—			48			185	
Reserve for sales returns		38			—			55	
Reserve for sales rebates		2,732			—			2,919	
Reserve for sales rebates and others		—			2,503			—	
Other		1,982			2,764			3,021	
Total current liabilities		54,262	12.6		55,419	13.0		65,268	14.1
II Fixed liabilities:									
Bonds with warrant		601			300			300	
Convertible bonds		168			151			151	
Deferred tax liabilities		2			6			2	
Reserve for employees' retirement benefits		5,769			3,678			4,151	
Reserve for officers' retirement benefit		490			564			553	
Other		38			49			92	
Total fixed liabilities		7,071	1.6		4,750	1.1		5,252	1.2
Total liabilities		61,334	14.2		60,170	14.0		70,520	15.3
Minority interests									
Minority interests		1,541	0.4		—	—		—	—
Shareholders' equity									
I Common stock		72,734	16.9		—	—		—	—
II Additional paid-in capital		92,585	21.5		—	—		—	—
III Retained earnings		204,831	47.6		—	—		—	—
IV Net unrealized gain on securities		4,520	1.0		—	—		—	—
V Foreign currency translation adjustments		751	0.2		—	—		—	—
VI Treasury stock, at cost		(7,619)	(1.8)		—	—		—	—
Total shareholders' equity		367,804	85.4		—	—		—	—
Total liabilities, minority interests and shareholders' equity		430,679	100.0		—	—		—	—

Accounts	As of March 31, 2006 Millions of Yen	%	As of March 31, 2007 Millions of Yen	%	As of December 31, 2006 Millions of Yen	%
Net assets						
I Shareholders' equity:						
1. Common stock	—	—	72,893	17.1	72,893	15.8
2. Additional paid-in capital	—	—	92,741	21.7	92,747	20.0
3. Retained earnings	—	—	229,512	53.7	226,209	49.0
4. Treasury stock, at cost	—	—	(35,146)	(8.2)	(7,590)	(1.6)
Total shareholders' equity	—	—	360,001	84.2	384,258	83.2
II Valuation and translation adjustments:						
1. Net unrealized gain on securities	—	—	3,387	0.8	3,236	0.7
2. Foreign currency translation adjustments	—	—	2,055	0.5	2,103	0.4
Total valuation and translation adjustments	—	—	5,433	1.3	5,339	1.1
III Minority interests	—	—	1,714	0.4	2,006	0.4
Total net assets	—	—	367,158	85.9	391,604	84.7
Total liabilities and net assets	—	—	427,329	100.0	462,124	100.0

Consolidated Statements of Income

	First Quarter of FY 2006 (Jan.1,2006 - Mar.31.2006)			First Quarter of FY 2007 (Jan.1.2007 - Mar.31.2007)			FY 2006 (Jan.1,2006 - Dec.31,2006)		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Net sales		77,240	100.0		91.074	100.0		326.109	100.0
II Cost of sales:		32,564	42.2		39,812	43.7		133,074	40.8
Gross profit		44,675	57.8		51.262	56.3		193.035	59.2
Reserve for sales returns		(5)	(0.0)		—	—		11	0.0
Net gross profit		44,681	57.8		51.262	56.3		193.023	59.2
III Selling, general and administrative expenses		30,629	39.7		30,898	33.9		134.676	41.3
Operating income		14.051	18.2		20,363	22.4		58.347	17.9
IV Non-operating income:									
Interest income	117			282			760		
Dividend income	1,057			0			1,221		
Life insurance dividends received	352			314			352		
Patent royalties	348			—			1,345		
Gain on derivatives	234			294			476		
Insurance received	—			396			—		
Other	573	2,683	3.5	310	1,597	1.8	2,118	6,274	1.9
V Non-operating expenses:									
Interest expense	57			65			268		
Loss on disposal of fixed assets	41			80			509		
Reserve for doubtful accounts	—			—			12		
Loss on inventories	60			275			361		
Loss on foreign exchanges	54			146			1,452		
Other	416	629	0.8	213	780	0.9	1,094	3,698	1.1
Recurring profit		16.105	20.9		21,181	23.3		60,922	18.7
VI Extraordinary gain:									
Gain on settlement of subsidiaries' shares	—			293			—		
Gain on sales of marketable securities	—			—			2,230		
Gain on settlement due to office realignments	—			—			813		
Fee of licensing agreement	—	—	—	—	293	0.3	550	3.594	1.1
VII Extraordinary loss:									
Loss on office realignment costs	—			1,022			1.207		
Loss on sales of fixed assets	—			—			245		
Impairment loss	—	—	—	—	1.022	1.1	106	1,560	0.5
Income before income taxes and minority interests		16.105	20.9		20.452	22.5		62.956	19.3
Income taxes:									
Current	6.830			10,423			21,513		
Deferred	(1,519)	5,310	6.9	(3,727)	6.695	7.4	1.360	22,874	7.0
Minority interests		403	0.5		474	0.5		1.664	0.5
Net income		10,391	13.5		13,281	14.6		38,417	11.8

Consolidated Statements of Retained Earnings

	First Quarter of FY 2006 (Jan.1,2006 - Mar.31,2006)	
Accounts	Millions of Yen	
(Additional paid-in capital)		
I Additional paid-in capital at beginning of period		92,296
II Increase in Additional paid-in capital		
Conversion of convertible bonds	139	
New stocks by exercise of warrant	150	
Gain on disposal of treasury stock	0	289
III Additional paid-in capital at end of period		92,585
(Retained earnings)		
I Retained earnings at beginning of period		206,834
II Increase in retained earnings		
Net income	10,391	10,391
III Decrease in retained earnings		
Dividends paid	12,171	
Bonuses to directors	222	12,393
IV Retained earnings at end of period		204,831

Consolidated Statements of Changes in Net Assets

The first quarter of fiscal year (Jan. 1, 2007 - Mar. 31, 2007)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of December 31, 2006 (Millions of Yen)	72.893	92,747	226,209	(7,590)	384.258
Changes:					
Dividends paid			(9,974)		(9,974)
First quarter net income			13,281		13,281
Purchase of treasury stocks				(27,595)	(27,595)
Deposition of treasury stocks		(5)	(4)	40	30
Net changes except for shareholders' equity					
Net changes		(5)	3,303	(27,555)	(24,257)
Balance as of March 31, 2007 (Millions of Yen)	72,893	92,741	229,512	(35,146)	360,001

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2006 (Millions of Yen)	3,236	2,103	5,339	2,006	391,604
Changes:					
Dividends paid					(9,974)
First quarter net income					13,281
Purchase of treasury stocks					(27,595)
Deposition of treasury stocks					30
Net changes except for shareholders' equity	151	(47)	104	(291)	(187)
Net changes	151	(47)	104	(291)	(24,445)
Balance as of March 31, 2007 (Millions of Yen)	3.387	2,055	5,443	1,714	367,158

Consolidated Statements of Cash Flows

Accounts	First Quarter of FY 2006 (Jan.1,2006 - Mar.31,2006) Millions of Yen	First Quarter of FY 2007 (Jan.1,2007 - Mar.31,2007) Millions of Yen	FY 2006 (Jan.1,2006 - Dec.31,2006) Millions of Yen
I Cash flows from operating activities			
Income before income taxes and minority interests	16,105	20,452	62,956
Depreciation and amortization	2,946	3,045	13,814
Impairment loss	—	—	106
(Decrease) in reserve for employees' retirement benefits	(334)	(765)	(1,952)
Interest and dividend income	(1,174)	(282)	(1,981)
Interest expense	57	65	268
Loss on disposal of fixed assets	41	80	509
Loss (profit) from sales of fixed assets	—	(0)	47
Loss (gain) on sales and revaluation of investment securities	—	(85)	(2,230)
(Increase) decrease in notes and accounts receivable	6,343	(6,863)	13,289
Decrease (increase) in inventories	4,777	8,398	(13,838)
(Decrease) increase in notes and accounts payable	(3,865)	(8,083)	6,988
Increase (decrease) in accrued consumption tax	(310)	1,777	(1,704)
Other	293	444	(3,154)
Subtotal	24,880	18,184	73,119
Interest and dividends received	1,200	319	1,943
Interest paid	(94)	(65)	(265)
Income taxes paid	(18,316)	(8,281)	(34,259)
Net cash (used in) provided by operating activities	7,669	10,156	40,538
II Cash flows from investing activities			
Purchases of marketable securities	(37,434)	(37,729)	(185,881)
Proceeds from sales of marketable securities	35,001	67,900	175,490
Purchases of investment securities	(1)	(192)	(1,017)
Proceeds from sales of investment securities	—	1,335	2,741
Purchases of fixed assets	(8,513)	(3,804)	(21,322)
Proceeds from sales of fixed assets	4	5	607
Net decrease in short-term loans	0	0	0
Net (increase) decrease in long-term loans	0	(2)	12
Net cash (used in) provided by investing activities	(10,943)	27,512	(29,370)
III Cash flows from financing activities			
Redemption of bonds	(0)	—	(0)
Net (increase) decrease in treasury stock	(7)	(27,555)	24
Cash dividends paid	(12,171)	(9,974)	(18,821)
Net cash used in financing activities	(12,179)	(37,529)	(18,796)
IV Effect of exchange rate changes on cash and cash equivalents	71	(24)	1,580
V Net increase (decrease) in cash and cash equivalents	(15,381)	114	(6,047)
VI Cash and cash equivalents at beginning of period	74,380	68,332	74,380
VII Cash and cash equivalents at end of period	58,998	68,447	68,332

Changes in accounting policies

I Classification of income from patent royalties, etc.

Patent royalties and license fees were formerly stated as non-operating income or extraordinary gains in the consolidated statements of income. Due to proactive research and development activities and the favorable progress made in that sphere, a continuous stream of royalty income and fees is expected to arise and their importance in monetary terms has been increasing. In consequence, as of the current first quarter these amounts are stated by including them in the figure for net sales.

As a result of this change, compared with the relevant figures stated in accordance with the standards used hitherto there are increases of ¥4,989 million in net sales and operating income and of ¥4,622 million in recurring profit, whereas declines of ¥366 million in non-operating income and of ¥4,622 million in extraordinary gains. There is no change in net income before income taxes and minority interests from the change.

II Foreign currency translation at overseas subsidiaries

The income and expenditure of overseas subsidiaries were previously translated into yen at the spot exchange rate on the closing day of the accounts of those subsidiaries, but as of the first quarter of the current fiscal year this method has been changed to one of translating into yen on the basis of the average exchange rate during the period.

This change was effected for the purpose of evening out the impact of temporary fluctuations in exchange rates on profit and loss during a period, thereby reflecting profit and loss arising during the course of an accounting period more appropriately in the consolidated financial statements.

This change has had an insignificant effect on consolidated profit and loss during the current first quarter.

Changes in presentation

I Classification of reserve for sales returns

In view of the significance of the transfers to and the balance of the reserve for sales returns, as of the current first quarter this reserve is included in the reserve for sales rebates, which is restated as the reserve for sales rebates and others. Transfers to the reserve for sales returns are stated by including them in cost of sales.

II Insurance received

The Company separately presented "Insurance received", which had been included in "Other" in the non-operating income for the first quarter ended March 31, 2006, because this amount became more than 10% of non-operating income. The amount of "Insurance received" included in non-operating income for the first quarter ended March 31, 2006, was ¥8 million.

Development pipeline (as of April 25, 2007)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
EPOCH	Chemotherapy-induced anemia #	Filed Dec.05	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R435	Colorectal cancer	Approved Apr.07	bevacizumab Avastin Injection	Roche /Genentech Avastin	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
	Colon cancer (adjuvant)	Phase III Multinational study			
	Non-small cell lung cancer	Phase II			
R1415	Non-small cell lung cancer	Filed Apr.06	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
	Pancreatic cancer	Phase II			
R340	Colon cancer (adjuvant) #	Filed Mar.06	capecitabine Xeloda Oral	Roche Xeloda	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Phase II			
	Gastric cancer #	Phase II			
R597	Breast cancer (adjuvant) #	Filed Nov.06	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Humanized anti-HER2 monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
R744	Chemotherapy-induced anemia	Phase II	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
R1273	Non-small cell lung cancer	Phase I	pertuzumab Injection	Roche /Genentech Omnitarg	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Phase I Overseas	Injection	In-house	Topoisomerase I inhibitor
Bone and Joint					
MRA	Rheumatoid arthritis #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase III	Oral	In-house	Activated Vitamin D derivative

Development code	Indication # Additional indication	Stage (date)	Product name Dosage form	Overseas name (Collaborator)	Mode of Action
R484	Osteoporosis	Phase II / III	ibandronate sodium hydrate Injection	Roche Boniva in US / Bonviva in EU (Taisho Pharmaceutical)	Bisphosphonate
		Phase II	ibandronate sodium hydrate Oral		
Renal diseases					
R744	Renal anemia	Phase III	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular diseases					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious diseases					
R964	Chronic hepatitis C	Launched Mar.07	ribavirin Copegus Oral	Roche Copegus	Anti-viral agent in combination with Pegasys
	Compensated liver cirrhosis caused by hepatitis C virus #	Phase II / III			
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
MRA	Crohn's disease #	Phase II	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase I Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase I Overseas			
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
VAL	Post-hepatectomy/ Liver transplantation	Phase II Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase II	valine Oral		
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Oral	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			

Changes from the last announcement on February 7, 2007

Oncology

-R435 Filed → Approved (colorectal cancer)

Bone and Joint

-R484 Phase II completed→ Phase II / III (osteoporosis)

Transplant, Immunology and Infectious disease

-R964 Approved → Launched (chronic hepatitis C)

R&D Activities (Jan.1, 2007 - Apr. 23, 2007)

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In April, we obtained the manufacturing and marketing approval for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (product name: Avastin), for the indication of colorectal cancer.

Bone and Joint Diseases

- In March, we started Phase II / III clinical trials with bisphosphonate R484 (injection, expected indication: osteoporosis).

Renal Diseases

- In January, we started Phase III clinical trials of continuous erythropoietin receptor activator R744 (expected indication: renal anemia).

Transplant, Immunology and Infectious Diseases

- In January, we obtained approval for the use of the anti-viral agent R964 (product name: Copegus) in combination with peginterferon alfa-2a agent Pegasys in chronic hepatitis C patients, and the product was launched in March.

Other Diseases

- In March, we obtained approval for additional dosage form, lotion, for psoriasis treatment, OCT (product name: Oxarol, marketed by Maruho Co., Ltd.).

At present, we are awaiting the approval of applications filed for 9 themes under development (new molecular entities and additions of indications), including R1415 (expected indication: non-small cell lung cancer).

Currently running clinical trials in oncology field

Theme	Cancer Type	Title of Study	Regimen	Planned Filing Date
R435 (bevacizumab)	Colorectal	Safety confirmation study of R435 (bevacizumab) in patients with metastatic colorectal cancer	FOLFOX4 + R435	Approved (Apr.07)
R435 (bevacizumab)	Colorectal	Phase I/II study of R435 (bevacizumab) in patients with metastatic colorectal cancer	5FU+LV + R435	Approved (Apr.07)
R435 (bevacizumab)	Colon (adjuvant)	AVANT study: A study of R435 (bevacizumab) added to various chemotherapy regimens in patients with colon cancer	FOLFOX4 ± R435 XELOX + R435	2010 - 2012
R435 (bevacizumab)	Non-small cell lung	Randomized, controlled study of R435 (bevacizumab) in patients with advanced / metastatic non-small cell lung cancer. exclusive of squamous cell carcinoma	carboplatin + paclitaxel ± R435	2008
R435 (bevacizumab) R340 (capecitabine) Xeloda	Colorectal	Phase I/II Study of R340 (capecitabine), L-OHP (oxaliplatin) and R435 (bevacizumab) in advanced and/or metastatic colorectal cancer	XELOX + R435	2008
R1415 (erlotinib)	Pancreatic	A Phase II multicenter trial of gemcitabine in combination with R1415 (erlotinib) in patients with unresectable pancreatic cancer (locally advanced or metastatic)	gemcitabine +R1415	2009
R597 (trastuzumab) Herceptin	Breast (adjuvant)	HERA study: A study of intravenous R597 (trastuzumab) in women with HER2-positive primary breast cancer	—	Filed (Nov.06)
R597 (trastuzumab) Herceptin	Gastric	ToGA study: A study of R597 (trastuzumab) in combination with chemotherapy compared with chemotherapy alone in patients with HER2-positive advanced gastric cancer	5FU + CDDP ± R597 Xeloda + CDDP ± R597	2009

FASF MEMBERSHIP

CHUGAI
Roche Group

Translation

April 23, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Toshiaki Itagaki, General Manager, Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Revision of Interim Financial Outlook for Fiscal Year 2007 (January 1 – December 31, 2007)

Chugai Pharmaceutical Co., Ltd. announced today that the company revises the interim financial outlook for fiscal year 2007 (January - December, 2007), originally released on February 7, 2007.

1. The revision of the interim financial outlook for fiscal year 2007 (January ~ June, 2007)

(Consolidated) (Millions of yen, %)

		Net Sales	Operating Income	Recurring Profit	Net Income
Original outlook (Released February 7, 2006)	(A)	154,500	21,000	21,000	12,000
Revised outlook	(B)	167,500	30,700	31,000	17,800
Variance	(B-A)	13,000	9,700	10,000	5,800
(% Change)		8.4	46.2	47.6	48.3
Half Year ended June 30, 2006		152,624	27,412	29,840	18,793

(Non-consolidated) (Millions of yen, %)

		Net Sales	Operating Income	Recurring Profit	Net Income
Original outlook (Released February 9, 2006)	(A)	148,000	13,500	14,000	8,500
Revised outlook	(B)	160,200	24,800	26,200	16,300
Variance	(B-A)	12,200	11,300	12,200	7,800
(% Change)		8.2	83.7	87.1	91.8
Half Year ended June 30, 2006		146,538	24,186	27,281	17,602

2. The reason for the revisions

We have decided to revise the interim sales outlook, due to an increase in sales of the anti-influenza agent Tamiflu, and an increase in overseas sales of the recombinant human G-CSF Neutrogin.

Revisions are also made to operating income, recurring profit and net income. In addition to the increase in gross profit resulting from the increased sales, a portion of the selling, general and administrative expenses, including research and development expenses is expected to be shifted to the latter half of the year.

Full year financial outlook for fiscal year 2007 will be released at the announcement of the interim result.

3. The revision of the interim sales by product outlook for fiscal year 2007 (January ~ June, 2007)

(Millions of Yen)*1

	Consolidated			Non-Consolidated		
Prescription Pharmaceuticals	Original outlook	Revised outlook	Change (%)	Original outlook	Revised outlook	Change (%)
Tamiflu	12,800	23,800	85.9	12,800	23,800	85.9
Epogin	29,900	29,900	0.0	29,900	29,900	0.0
Neutrogin	16,900	18,200	7.7	6,600	6,600	0.0
Sigmart	8,000	8,300	3.8	7,400	7,400	0.0
Rituxan	8,200	8,200	0.0	8,200	8,200	0.0
Herceptin	7,400	7,400	0.0	7,400	7,400	0.0
Evista	7,100	7,100	0.0	7,100	7,100	0.0
Alfarol	6,700	6,700	0.0	6,700	6,700	0.0
Kytril	6,300	6,300	0.0	6,300	6,300	0.0
Suvenyl	4,000	4,000	0.0	4,000	4,000	0.0
Oxarol	3,900	3,900	0.0	3,900	3,900	0.0
Rythmodan	3,000	3,000	0.0	3,000	3,000	0.0
Rocephin	2,800	2,800	0.0	2,800	2,800	0.0
Renagel	2,300	2,300	0.0	2,300	2,300	0.0
Pegasys	2,700	2,700	0.0	2,700	2,700	0.0
Cellcept	1,500	1,500	0.0	1,500	1,500	0.0
Xeloda	1,200	1,200	0.0	1,200	1,200	0.0
Copegus	—	500	—	—	500	—
Femara	300	300	0.0	300	300	0.0
Other *2	29,500	29,400	(0.3)	29,200	29,100	(0.3)
Export Sales						
Neutrogin				3,700	4,200	13.5
Sigmart				500	800	60.0
Ulcerlmin				400	400	0.0
Other				100	100	0.0
Total	154,500	167,500	8.4	148,000	160,200	8.2

Notes: 1. Figures are rounded to the nearest 100 million. The percentages are calculated based on the founded numbers.

2. Figures include patent royalty income etc. Copegus was included in this line as at 7th Feb.

* The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

Translation

April 27, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Correction of Consolidated Company Performance (for the first quarter of fiscal year 2007.12 ended March 31, 2007)

Chugai Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo / President & CEO: Osamu Nagayama) announced corrections of the first quarter Consolidated Financial Statements (for the first quarter of fiscal year 2007.12 ended March 31, 2007) as described below.

Correction: Page 5 Consolidated Balance Sheets

(Before correction)

Assets I Current assets Trade notes and accounts receivable
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) 108,978(Millions of Yen)

Assets I Current assets Other
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) 7,697(Millions of Yen)

(After correction)

Assets I Current assets Trade notes and accounts receivable
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) 112,735(Millions of Yen)

Assets I Current assets Other
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) 3,940(Millions of Yen)

Correction: Page 11 Consolidated Statements of Cash Flows

(Before correction)

I Cash flows from operating activities (Increase) decrease in notes and accounts receivable
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) (3,106) (Millions of Yen)

I Cash flows from operating activities Other
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) (3,311) (Millions of Yen)

(After correction)

I Cash flows from operating activities (Increase) decrease in notes and accounts receivable
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) (6,863) (Millions of Yen)

I Cash flows from operating activities Other
First Quarter of FY 2007 (Jan.1,2007-Mar.31,2007) 444 (Millions of Yen)

Translation

March 8, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Concerning Acquisition of the Company's Own Shares through ToSTNet-2

Chugai Pharmaceutical Co., Ltd.(Chugai) has determined the following specific method of acquiring its own shares as prescribed in Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Japanese Corporate Law, and is informing you herewith.

1. Method of Acquisition

Chugai will order the purchase of common shares of the Company for the closing price of ¥2,900 on the First Section of the Tokyo Stock Exchange today (March 8, 2007), over ToSTNeT-2 (closing price transaction) of the Tokyo Stock Exchange at 8:45 a.m. on March 9, 2007 (but will not make any other changes to the system of trading or the time). This purchase order shall be an order made only for this trading time.

2. Substance of Acquisition

(1) Class of shares to be acquired: common shares of our company

(2) Total number of shares to be acquired: 9,500,000 shares

Note 1: No change will be made to the quantity of said shares, but depending on market trends and other conditions, some or all of the purchase may not be made.

Note 2: The purchase will be made with sell orders corresponding to the number of shares to be acquired.

(3) Announcement of Results of Acquisition

The results of the acquisition will be announced after the transaction time of 8:45 a.m. on March 9, 2007.

Reference:

Resolution of the Board of Directors on February 7, 2007

1. Class of shares to be acquired:	common shares of our company
2. Number of shares to be acquired:	a maximum of 9,500,000 shares (Percentage to the total number of shares issued: 1.70%)
3. Total amount of acquisition price of the shares:	a maximum of ¥ 28,000,000,000
4. Schedule for acquisition of Chugai's own shares:	February 8, 2007 to March 23, 2007

Progress as of March 8, 2007:

Total number of shares acquired:	0 shares
Total acquisition price:	¥0

Translation

March 9, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Concerning the Results of Acquisition of the Company's Own Shares through ToSTNeT-2

As notified on March 8, 2007, Chugai Pharmaceutical Co., Ltd. acquired the following treasury shares of the Company, and is informing you herewith.

1. Class of shares acquired:	common shares of our company
2. Total number of shares acquired:	9,098,400 shares
3. Acquisition price:	¥2,900
4. Acquisition date:	March 9, 2007
5. Method of acquisition:	purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price transaction)

Reference:
Resolution of the Board of Directors on February 7, 2007

1. Class of shares to be acquired:	common shares of our company
2. Number of shares to be acquired:	a maximum of 9,500,000 shares (Percentage to the total number of shares issued: 1.70%)
3. Total amount of acquisition price of the shares:	a maximum of ¥28,000,000,000
4. Schedule for acquisition of Chugai's own shares:	February 8, 2007 to March 23, 2007

Progress as of March 9 2007:

Total number of shares acquired:	9,098,400 shares
Total acquisition price:	¥26,385,360,000

Translation

March 20, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Concerning the Results and the Completion of Acquisition of the Company's Own Shares

Chugai Pharmaceutical Co., Ltd., announced today that the Company acquired its own shares as specified below, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Japanese Corporate Law. The Company also announced that the Company completed acquisition of its own shares in the market, which was resolved by its Board of Directors on February 7, 2007.

1. Class of shares acquired:	Common shares of our company
2. Total number of shares acquired:	401,600 shares
3. Total amount of acquisition price:	¥ 1,198,208,000
4. Period of acquisition:	From March 19, 2007 to March 20, 2007
5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

Reference:

(1) Resolution of the Board of Directors on February 7, 2007

1. Class of shares to be acquired:	common shares of our company
2. Number of shares to be acquired:	a maximum of 9,500,000 shares (Percentage to the total number of shares issued: 1.70%)
3. Total amount of acquisition price of the shares:	a maximum of ¥ 28,000,000,000
4. Schedule for acquisition of Chugai's own shares:	February 8, 2007 to March 23, 2007

(2) Total number of its own shares acquired up to March 20, 2007 based on the above resolution

1. Total number of shares acquired:	9,500,000 shares
2. Total amount of acquisition price:	¥ 27,583,568,000

Translation

March 23, 2007 RECEIVED

2007 JUN -5 A 8:51

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice of Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby given that Chugai Pharmaceutical Co., Ltd. (The Company), at its Board of Directors meeting held today, resolved that the Company would issue stock acquisition rights as stock options pursuant to Article 236 and Article 238 of the Corporate Law, as described below.

Particulars

1. Reason for issuing stock acquisition rights as stock options and Persons to whom stock acquisition rights are allotted

Stock acquisition rights are allotted to six (6) Directors and 110 employees of the Company and three (3) Directors and four (4) employees of its subsidiaries in order to enhance motivation and morale leading to the growth of the business results of the Company, and to increase corporate value of the group through securing top-class human resources.

2. Outline of the issuance of stock acquisition rights ("Stock Options")

(1) Name of Stock Option:
Chugai Pharmaceutical Co. Ltd. No. 5 Stock Option

(2) Total number of Stock Options
3,550
The above-mentioned number is the total number scheduled for allotment on the day of this Board resolution and as for the total number of Stock Options to be allotted to Directors amongst such total, the aggregate amount of its fair assessed value calculated on the date of allotment based on various conditions such as share price, exercise price, etc. may be subject to adjustment (reduction) so as to be within the maximum amount (170 million yen) approved at the general meeting of shareholders.

(3) Stock Options issue price
The Optionee is not required to pay any amount of money to receive their Stock Options.

(4) Grant date of Stock Options
April 9, 2007

(5) Details of Stock Options
(a) Class and number of shares in scope of the Stock Options
100 common shares of the Company per one (1) Stock Option

In case of a stock split or stock consolidation by the Company, the formula below shall be used to adjust the number of shares in scope of the Stock Options ("Stock Option Shares"). However, such an adjustment shall be made to the number of shares in scope of Stock Options to which the Optionee has not executed their rights as at the time of stock split/consolidation. Any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of Stock Option Shares after adjustment} = \text{Number of Stock Option Shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

Additionally, if any circumstance not described above necessitates an adjustment to the number of Stock Option Shares, it shall be adjusted within the rational boundaries.

(b) Amount to be paid upon exercise of each Stock Option

Cash payment shall be required for the exercise of the stock acquisition rights. The amount shall be an amount per share to be delivered upon exercise of the stock acquisition rights ("Exercise Price"), multiplied by the number of shares to be issued.

The Exercise Price shall be an amount obtained by multiplying the average of the closing prices (regular way) of the Company's shares of common stock on the Tokyo Stock Exchange for each day (excluding days on which no trading was reported) of the month immediately preceding the month to which the allotment date of stock acquisition right belongs, by 1.03 with any fraction of one (1) yen rounded upwards; provided however, that if the Exercise Price is lower than the closing price of the shares of the Company on the allotment date of stock acquisition right, such closing price shall become the Exercise Price (if no transaction is made on that day, the closing price of the Company's shares on the day immediately preceding shall become the Exercise Price).

If the Company proceeds with a stock split or consolidation, the formula below shall be used to adjust the Exercise Price, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares that is less than the market price or dispose of treasury stocks (excluding any exercise of the Stock Options or any conversion of convertible bonds as prescribed in the Commercial Code before the enforcement of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 128 of 2001)), the formula below shall be used to adjust the Exercise Price, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of issued and outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Issue price per share}}{\text{Share price before new issuance}}}{\text{Number of issued and outstanding shares} + \text{Number of newly issued shares}}$$

The number of issued and outstanding shares used in the above formula shall be the total number of issued and outstanding shares of the Company less the number of treasury stocks held by the Company, and if the Company disposes of treasury stocks, "newly issuance (issued)" shall be read as the "disposition of (disposed) treasury stocks" and the "issue price per share" shall be read as the "disposition price per share".

Additionally, if any circumstance not described above necessitates an adjustment to the Exercise

Price, the price shall be adjusted within the rational boundaries.

(c) Exercise period of the Stock Options
From April 9, 2007 to March 23, 2017

(d) Conditions of exercise of the Stock Options
(i) A person granted the Stock Options shall be in the position of director, statutory auditor or employee of the Company or its subsidiaries upon exercise of the Stock Options. Provided, however, that this provision shall not apply if the person retires from his or her position as a director, statutory auditor or employee of the Company or its subsidiaries due to the end of his or her term, mandatory retirement or other reasonable cause.
(ii) The other conditions separately provided in this Agreement.

(e) Matters related to capital and capital reserve increase by the issuance of shares upon exercise of the Stock Options
(i) The amount of capital increase by the issuance of shares upon exercise of the Stock Options shall be one half or greater of the capital increase limit calculated by the rule provided for in Paragraph 1, Article 40 of the Accounting Rules, and any fraction of a yen after such calculation shall be rounded up to the nearest whole yen.
(ii) The amount of capital reserve increase by the issuance of shares upon exercise of the Stock Options shall be the capital increase limit mentioned in (i) above minus the amount of capital increase provided for in (i) above.

(f) Restriction on the acquisition of Stock Options by transfer
Acquisition of Stock Options by transfer shall require an approval of the Company's board of directors.

(g) Terms and conditions of acquisition of Stock Options
(i) If a merger agreement to make the Company the non-surviving party of the merger, a merger and split agreement or a new establishment and split agreement that will result in a split of the Company, or a share exchange agreement or share transfer plan to make the Company a wholly-owned subsidiary of another party is approved by the shareholder's meeting of the Company (or if such a decision does not require the approval of the shareholder's meeting and if such a resolution is adopted by the Company's board of directors), the Company may acquire all the Stock Options outstanding as at the date of such an approval/resolution, at no cost, on the date designated by the Company's board of directors.
(ii) If a person previously granted the Stock Options no longer satisfies the conditions to exercise their rights as provided for in Item (e), the Company may acquire their Stock Options at no cost.

(h) Decision-making policy for the relinquishment of the Stock Options at the time of an organizational restructuring and the grant of the Stock Options of the restructured company
If the Company is merged to become the non-surviving party of a merger, is split and acquired, is split and established as a new company, or proceeds with a share exchange agreement or share transfer plan (all of the above is hereafter collectively referred to as an "act of organizational restructuring"), the Stock Options that remains as at the time of the act of organizational restructuring coming into effect ("Remaining Stock Options") shall be treated as follows. The Company shall grant the Optionee the Stock Options of the joint stock company provided for in a to e of Paragraph 1 Item 8 of Article 236 of the Corporation Law ("Restructured Company"), whichever is applicable to the particular company, on the conditions described below. In this case, the Remaining Stock Options shall be relinquished, and stock options pertaining to the Restructured Company shall be newly issued. This arrangement is limited to the case where the grant of the Stock Options by the Restructured

Company on the conditions described below is prescribed in the relevant acquisition/merger agreement, new establishment/merger agreement, acquisition/split agreement, new establishment/split plan, share exchange agreement, or share transfer plan.

(i) The number of the new Stock Options to be granted by the Restructured Company

The number of the new Stock Options granted to the Optionee by the Restructured Company shall be equal to the number of the Remaining Stock Options of the Company that the Optionee owns.

(ii) Class of shares of the Restructured Company in scope of the Stock Options

The class of the shares shall be the common shares of the Restructured Company.

(iii) Number of shares of the Restructured Company in scope of the Stock Options

The number shall be decided pursuant to Item (a), after consideration of the terms and conditions of the act of organizational restructuring.

(iv) Amount to be paid upon exercise of each Stock Option

The amount to be paid upon exercising the newly granted Stock Options shall be the Exercise Price after restructuring (deduced from the adjustment to the Exercise Price provided for in Item (b) after consideration of the terms and conditions of the act of organizational restructuring) multiplied by the number of shares in scope of the Stock Options of the Restructured Company as provided for in (iii) above.

(v) Exercise period of the Stock Options

From either the initial date of the Exercise Period provided for in Item (c) or the effective date of the act of organizational restructuring, whichever is the later, to the final date of the Exercise Period provided for in Item (c)

(vi) Matters related to capital and capital reserve increase by the issuance of shares upon the exercise of the Stock Options

These matters shall be determined pursuant to Item (e).

(vii) Restriction on the acquisition of Stock Options by transfer

Acquisition of Stock Options by transfer shall require an approval of the Restructured Company's board of directors.

(viii) Terms and conditions of acquisition of Stock Options

These shall be determined pursuant to Item (g).

(ix) Other terms and conditions of exercising the Stock Options

These shall be determined pursuant to Item (d).

(i) Rule pertaining to the fraction of a share upon exercise of the Stock Option

If the number of shares issued to the Optionee after the exercise of their Stock Options is found to have a fraction of a share, the fraction shall be rounded down to the nearest whole share.

(j) Stock Option certificates

The Company shall not issue any Stock Option certificate.

Translation

April 9, 2007

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Mamoru Togashi, General Manager, Corporate Communications Dept. Tel: +81-(0)3-3273-0881

Determination of Terms and Conditions of Stock Acquisition Rights (Stock Options)

Chugai Pharmaceutical Co., Ltd. (the "Company") hereby announces that the pending terms and conditions of stock acquisition rights ("Stock Options"), to be issued pursuant to a Board of Directors' resolution dated March 23, 2007, have been determined as follows:

Particulars

1. Name of Stock Option	Chugai Pharmaceutical Co., Ltd. No. 5 Stock Option
2. Total number of Stock Options	3,550
3. Identity of people to be granted Stock Options	6 Directors and 110 employees of the Company 3 Directors and 4 employees of its subsidiary
4. Stock Options issue price	The Optionee is not required to pay any amount of money to receive their Stock Options. This does not constitute a privileged offering.
5. Class and number of shares in scope of the Stock Options	100 common shares of the Company per one Stock Option
6. Amount to be paid upon exercise of each Stock Option	303,900 yen per one Stock Option (3,039 yen per one share)

Translation

April 18, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces First Quarter Sales 2007

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its first quarter sales 2007(January 1 – March 31, 2007). Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2006). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation[PDF]

Chugai's sales for the period of January 1 to March 31, 2007 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's first quarter results for fiscal 2007 (January – March, 2007) are scheduled to be announced on April 23, 2007.

Media release

Basel, 18 April 2007

Roche posts strong first quarter sales – upgrade of Core Earnings per Share outlook for 2007

Roche Group

- **Group sales grew 17% in local currencies and 16% in Swiss francs to 11.4 billion Swiss francs**
- **Outlook upgraded: Core Earnings per Share now expected to grow above Group sales growth**

Pharmaceuticals Division

- **Pharmaceutical sales up 20% in local currencies and 18% in Swiss francs, growth three times faster than the global market**
- **Roche Pharma, Genentech and Chugai all achieve double-digit sales growth**
- **All key medicines in oncology, virology, transplantation, osteoporosis and rheumatoid arthritis contribute to strong growth**
- **Approval of Avastin for the treatment of metastatic breast cancer in Europe and of metastatic colorectal cancer in Japan**
- **European approvals for Tarceva in the treatment of metastatic pancreatic cancer and Xeloda in gastric cancer – rollout initiated**
- **Copegus launched in Japan to treat HCV in combination with Pegasys**
- **Positive results for first international phase III trial of Actemra in rheumatoid arthritis**
- **Acquisition of THP and collaboration agreement with Transgene expand technology platform and market potential**

Diagnostics Division

- **Sales grew 6% in local currencies and Swiss francs, outpacing the global in-vitro diagnostics market**
- **Amplicor HPV test and Linear Array HPV genotyping test filed in the US**
- **Acquisitions of 454 Life Sciences and BioVeris will expand market opportunities**

Unless otherwise stated, all growth rates are based on local currencies.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 8888
Fax 061 - 688 2775
http://www.roche.com

Commenting on the Group's sales performance in the first quarter of 2007, Roche Chairman and CEO Franz B. Humer said: 'Roche began 2007 with an impressive growth far ahead of the industry, continuing the trend established in 2006. The Pharmaceuticals Division maintained its strong performance. The expanding range of indications for our leading cancer drugs Avastin, Herceptin, Xeloda and MabThera establishes these innovative drugs as the gold standard in their therapy fields. Roche Diagnostics, led by Diabetes Care, is clearly gaining momentum and outgrowing the market. We continue to strengthen our future growth potential through targeted acquisitions, alliances and in-licensing deals in addition to the development of our strong internal new product pipeline. Based on the successful first three months we raise the outlook for 2007 and expect Core Earnings per Share to grow above Group sales.'

Roche Group

Entering 2007 with record first quarter

	2007	2006	% Change	
Sales from January to March	mCHF	mCHF	in CHF	in local currencies
Pharmaceuticals Division	9,142	7,739	+18	+20
Roche	5,702	4,821	+18	+18
Genentech	2,547	2,056	+24	+30
Chugai	893	862	+4	+11
Diagnostics Division	2,216	2,091	+6	+6
Roche Group	11,358	9,830	+16	+17

See attachment to this release for details on quarterly sales growth.

Roche posted sales of 11.4 billion Swiss francs in the first quarter of 2007, an increase of 17% in local currencies and 16% in Swiss francs (+21% in US dollars) over the same period last year. This continued the strong double-digit growth reported for the full-year 2006. The Pharmaceuticals Division grew by 20% in local currencies (+18% in Swiss francs), with Roche Pharma (+18%), Genentech (+30%) and Chugai (+11%) all contributing double-digit sales growth. The Diagnostics Division grew by 6% in local currencies (+6% in Swiss francs), further expanding its leading market position.

Upgraded outlook for 2007

For the full year 2007, Roche anticipates continued strong growth. The company confirms the sales outlook announced at its annual media conference and upgrades its Core Earnings per Share

outlook: Roche expects the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, Roche anticipates continued above-market sales growth. Roche's upgraded target is for Core Earnings per Share to grow above Group sales.

Pharmaceuticals Division

Strong above-market performance

Sales in the Pharmaceuticals Division rose 20% in local currencies (+18% in Swiss francs), to 9,142 million Swiss francs continuing to grow three times ahead of the overall market. All key medicines in oncology, virology, transplantation, osteoporosis and rheumatoid arthritis contributed to the strong sales performance. The oncology portfolio, which accounts for nearly half of all Pharma sales, grew 22%. This excellent performance was driven by significant sales increases of all its key products. Additionally, further pandemic stockpiling by governments of the anti-influenza drug Tamiflu continued to contribute to growth.

Oncology – strong growth underlines Roche's market leadership

MabThera/Rituxan for non-Hodgkin's lymphoma (NHL) delivered strong sales growth of 17%. Sales increased in all major regions, and in particular emerging markets such as Central and Eastern Europe as well as Latin America, contributed to this development. Sales were further bolstered by the continuing rollout within Europe of maintenance treatment for relapsed follicular lymphoma, as well as further growth in first-line indications of MabThera/Rituxan for indolent and aggressive NHL and the rheumatoid arthritis indication.

Worldwide sales of Herceptin, the only targeted treatment approved for use in both early-stage and advanced HER2-positive breast cancer, grew 36%. Strong growth was achieved in all major markets, driven by data demonstrating Herceptin's benefits in HER2-positive early breast cancer. These data formed the basis for EU and US approvals for the use of Herceptin in early breast cancer, granted in 2006. In March this year the EU authorities recommended the approval of the combination of Herceptin with hormonal therapy to treat advanced (metastatic) breast cancer that is both hormone receptor-positive and HER2-positive.

Avastin, the first anti-angiogenic therapy to consistently demonstrate overall and/or progression-free survival benefits in metastatic colorectal, breast, lung and renal cell cancer, achieved a sales increase of 41%. In March Avastin received an approval from the EU authorities for the treatment

of metastatic breast cancer in Europe. Results of the phase III Avastin in Lung study again confirmed the efficacy of Avastin in advanced lung cancer and showed that both doses investigated in the trial significantly improved progression-free survival. In Japan, the use of Avastin in metastatic colorectal cancer was approved. In Europe, a label extension of Avastin to include combination with fluoropyrimidine-based chemotherapy (FOLFOX and XELOX) in patients with metastatic carcinoma of the colon or rectum was filed, and a filing of Avastin for use in renal cell carcinoma is planned for the second quarter.

Tarceva sales grew by 44%, reflecting increased usage in second-line, non-small cell lung cancer (NSCLC) in existing markets as well as the launch in new markets for this indication. In January, the European Health Authorities approved Tarceva for the treatment of metastatic pancreatic cancer and launch will continue throughout 2007.

Robust sales growth of Xeloda (+14%) is the result of further prescriptions in the area of post-surgical (adjuvant) use in colon cancer patients, as well as use in first-line treatment of advanced colorectal cancer and late-stage breast cancer. Approval in the European Union for Xeloda in the treatment of gastric cancer was granted at the end of March. In the US and the European Union, Roche has filed Xeloda in combination with oxaliplatin with or without Avastin in first-line metastatic colorectal cancer as well as Xeloda in combination with oxaliplatin in second-line metastatic colorectal cancer.

Anaemia – sustaining growth in a highly competitive market

Sales of NeoRecormon grew by 3% despite a highly competitive environment. Sales of Epogin in Japan declined by 17% due to the impact of government-mandated price cuts as of 1 April 2006 and changes in the reimbursement system for dialysis patients.

Virology – Strong Tamiflu sales, Pegasys growth continues

Worldwide sales of Tamiflu increased by 47%, driven mainly by pandemic stockpiling. Seasonal Tamiflu sales were lower than in the first quarter of last year due to an exceptionally mild 2006/2007 influenza season particularly in Japan. Orders for pandemic stocking of Tamiflu have been received from more than 80 countries and are continuing to be filled on schedule. Roche successfully established and tested a supply capacity capable of annually producing 400 million treatment courses, well in excess of government orders received to date. An application was submitted to regulatory authorities in Europe and the US for the approval of smaller, lower strength capsules largely for paediatric use.

Roche's hepatitis C franchise started the year well with sales growth of 15% for Pegasys, coupled with approval and launch of companion antiviral Copegus in Japan. This latest approval allows Japanese patients with hepatitis C access to the gold standard treatment. In addition, Pegasys received European approval allowing for shorter treatment duration (24 weeks) in genotype 1 and 4 hepatitis C patients who achieve a rapid response to therapy.

Sales of the HIV medicine Fuzeon increased by 12%, and Invirase/Fortovase by 23%.

Transplantation – CellCept continues its leading position

CellCept sales rose by 7% and remained the top-selling branded immunosuppressant in the US. Robust sales growth of 15% was also seen with Valctye/Cymevene for the treatment of CMV disease.

Autoimmune Disease – steady uptake of MabThera/Rituxan

MabThera/Rituxan for rheumatoid arthritis (RA) shows a steady medical adoption following last year's launch. MabThera/Rituxan is currently licensed for use in patients with active RA who have an inadequate response to or are unable to tolerate TNF inhibitor therapy. Recently, data was added to the European label that illustrates MabThera's ability to significantly slow progression of joint damage in this patient population. Further Phase III development of MabThera/Rituxan in patients with earlier RA disease is ongoing with recruitment in the signs and symptoms studies now complete. Furthermore, a study assessing MabThera/Rituxan's effect on the prevention of structural damage in earlier RA disease is progressing, with recruitment due to be completed this year.

Metabolic Diseases – growth and new opportunities

Sales of Bonviva/Boniva for the treatment of postmenopausal osteoporosis grew to 170 million Swiss francs. While the majority of sales were recorded in the US, the key European launches of once-monthly oral Bonviva in France and Spain have started well.

Xenical, Roche's treatment for weight-loss, declined by 10%. While sales in Latin America showed double-digit growth, sales slowed particularly in the US. In February Roche has granted GlaxoSmithKline Consumer Healthcare (GSK) an exclusive license for the non-prescription rights to orlistat in non-US countries excluding Japan. The transaction follows the agreement in July 2004 where Roche already out-licensed the US non-prescription rights to orlistat 60 mg to GSK.

Major development activities on track

As of March 31 Roche had 51 new molecular entities (NME's) and 52 additional indications (AI) in its R&D pipeline (phase I to III/Registration). During the first quarter of 2007, the following major changes in the pipeline occurred: Phase II – 3 projects were newly entered and 2 projects were discontinued and for Phase III – 1 project was newly entered and 2 projects received regulatory approval. There were no discontinuations in phase III during the period.

In 2007 Roche anticipates the approval of its new continuous erythropoietin receptor activator, Mircera, for the treatment of renal anaemia in patients with chronic kidney disease. An application for marketing authorization has been filed in the US, EU, Switzerland and Canada. Mircera differs from existing erythropoiesis stimulating agents by its mechanism of action. With up to 20 times longer half-life, Mircera is the first new anti-anaemia agent specifically designed to provide longer, more convenient dosing intervals of up to once a month. Roche is also fully committed to the development of Mircera in oncology. As reported previously, the US Food and Drug Administration (FDA) will hold an oncology advisory committee meeting in May on the entire class of erythropoiesis stimulating agents. This review of all data available, together with a review of the phase II Mircera data generated to date, will contribute to a decision on how to progress Mircera in the oncology setting.

Actemra, a humanised monoclonal antibody in development as a treatment for RA, reached a significant milestone in January. An international phase III study met its primary endpoint in RA patients who had an inadequate response to methotrexate. Three further Actemra studies are expected to be reported in 2007, and US and EU regulatory filings are planned for late 2007.

Ocrelizumab, an anti-CD20 humanised monoclonal antibody, has recently entered phase III development for moderate to severe rheumatoid arthritis. The compound also provides an opportunity to treat other autoimmune diseases such as lupus and multiple sclerosis. The respective phase III program is to be initiated in late 2007/early 2008.

Development of Omnitarg, a HER2 dimerisation inhibitor for the treatment of ovarian and breast cancer, is progressing according to plan. Promising phase II results were achieved in ovarian cancer and in HER-2 positive breast cancer. Additional results expected later this year will contribute to the phase III development approach of this molecule.

Due to portfolio reprioritization, the rights for the R1558 antibiotic in phase II, developed in collaboration with Sankyo, have been returned to Sankyo. The second-generation epothilone R1645 (KOS-1584) has been selected to advance into phase II in 2007 while the development of

the first-generation compound R1492 (KOS-862) has been discontinued. Furthermore, in early 2007 the first patient entered into a phase II trial examining R1583 (Glp-1, sustained release formulation) in type 2 diabetes and the review of data of the progression of Roche's cholesteryl ester transfer protein (CETP) inhibitor (R-1658) will reach a conclusion for entry into phase III later this year.

Roche plans the first full data presentations of several key phase III and II trials at upcoming medical congresses. The phase II trial of MabThera in Relapsing Remitting Multiple Sclerosis (RRMS), HERMES, will be presented at the American Association of Neurology (AAN) meeting in April. At the American Society of Clinical Oncology (ASCO) meeting in June 2007, clinical trials AVOREN (Avastin in renal cell carcinoma), Avastin in Lung (Avastin in NSCLC), NO16966 (Avastin and Xeloda in 1st line advanced colorectal cancer), NO16967 (Xeloda in second-line advanced colorectal cancer), as well as Omnitarg in ovarian and HER2 positive breast cancer trials will be presented. Also in June, presentations on the OPTION trial (Actemra in rheumatoid arthritis) are being planned for the EULAR Congress.

To expand its therapeutic antibody research, Roche acquired Therapeutic Human Polyclonals (THP), a privately-owned biotechnology company based in California and Germany. With its focus on innovative antibody research, THP will be a valuable addition to Roche's research organisation. Roche also announced an exclusive worldwide collaboration agreement with Transgene to develop and commercialise products against Human Papilloma Virus-mediated diseases. The agreement includes Transgene's lead therapeutic vaccine candidate TG 4001 (MVA-HPV-IL2), currently in clinical development to treat high grade cervical intraepithelial neoplasia (CIN2/3), a precancerous cervical abnormality which can lead to cervical cancer.

Diagnostics Division

Roche, the world's largest in-vitro diagnostics supplier, strengthens market leadership

In the first three months of 2007 Roche Diagnostics recorded sales of 2,216 million Swiss francs, achieving an above-market growth rate of 6% in local currencies (+6% in Swiss francs). The division's Diabetes Care business showed a double-digit sales increase, while Professional Diagnostics (former Centralized Diagnostics and Near Patient Testing) and Applied Science grew strongly in the single-digit range. Molecular Diagnostics, however, faced a slight downturn but reported a single-digit growth when excluding the declining industrial business. All regions except Japan contributed to the solid sales growth of the division, with North America, Latin America and

Asia-Pacific posting double-digit increases in sales. With the acquisitions of 454 Life Sciences and BioVeris the division will significantly strengthen its business base in both Applied Sciences and Professional Diagnostics.

Diabetes Care – double-digit growth

The business unit Diabetes Care further strengthened its leading market position as quarterly sales growth accelerated to 11%. The rebound of sales development started in the second half of 2006 and continued during the first quarter, leading to this double-digit growth. The main contributors were the blood glucose monitoring systems Accu-Chek Aviva, Accu-Chek Go and Accu-Chek Compact. North America returned to above market growth, leveraging the benefit of the rejuvenated Accu-Chek product portfolio. The Accu-Chek Spirit insulin pump, launched in the US during the fourth quarter 2006, also contributed to the significantly stronger sales performance. The launch of the new blood glucose monitoring meter, Accu-Chek Performa, commenced in the first markets. Accu-Chek Performa further improves our product offering with testing times of five seconds, extensive quality checks and advanced data management features. The global rollout will continue throughout 2007.

Professional Diagnostics – continued strong quarter for immunochemistry

Sales by Professional Diagnostics (combining the former business areas CD and NPT) increased by 5%. The immunochemistry business continued to be the main growth driver, growing twice as fast as its respective market with 10% local growth. Immunochemistry sales were approximately 300 million Swiss Francs for the quarter, driven by leading markers in the thyroid and cardiac disease areas and a strong demand for the cobas 6000 platform. The launch of the cobas e 411 system for immunochemistry tests in the first quarter started the rollout of the analyzer series for laboratories with small-volume throughput. Clinical Chemistry growth returned to a level in line with the market.

In April Roche and BioVeris Corporation signed a definitive merger agreement under which Roche will acquire 100% ownership in BioVeris. This acquisition will allow Roche to expand its immunochemistry business from the human diagnostics field into new market segments such as life science research, life science development, patient self-testing, veterinary testing, drug discovery, drug development and clinical trials.

CoaguChek XS received FDA approval for patient self-testing and alternate site testing, paving the way for introduction of this meter for coagulation monitoring into the US market. The rollout of the

new cobas h 232 system, a portable instrument for bedside or fixed-location cardiac testing, commenced with excellent market acceptance.

Molecular Diagnostics – automated platforms drive sales

The Molecular Diagnostics business declined by 2%, primarily due to lower sales in the industrial business. Excluding this segment, molecular diagnostics had a local growth of 6%. Virology and Blood Screening, the largest segments, grew by 9% and 3% respectively. This growth was mainly driven by continued placements of the automated Cobas AmpliPrep/Cobas TaqMan virology platform in Europe and Asia-Pacific and the automated cobas s 201 blood screening system in Europe. Filings for two diagnostics tests for Human Papillomavirus (HPV) – one for qualitative detection of 13 high-risk genotypes and one for individual identification of the 13 HPV genotypes – have been accepted by the FDA for review. The FDA has also accepted for review the Hepatitis C test for the automated COBAS AmpliPrep/COBAS TaqMan virology platform, as well as applications for both the cobas TaqScreen West Nile Virus test and the cobas TaqScreen MPX test, a single multiplex test designed to detect human immunodeficiency virus (HIV types 1 and 2), hepatitis C and hepatitis B infections in donated blood and plasma.

Applied Science – continued solid sales growth in life science research

With sales advancing by 7%, Applied Science showed solid growth, based on sales of the Light Cycler 480 system, the Genome Sequencer 20 System and research reagents. The innovative and fast Genome Sequencer 20 system and its recently launched successor, the Genome Sequencer FLX, both developed by 454 Life Sciences, continue to expand into additional applications in the life science research arena.

The proposed acquisition of 454 Life Sciences announced in March will give Roche Diagnostics full access to 454 Life Sciences' future generations of sequencing products, along with the ability to use this technology in in-vitro diagnostic applications, thus further strengthening Roche's position as an important provider in the ultra-fast gene sequencing market.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and

transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2007-04-18
- Roche Pharma pipeline: www.roche.com/inv_pipeline

Next events

- Half-year results 2007: 19 July (tentative date)
- Nine months sales 2007: 18 October (tentative date)

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Disclaimer: Cautionary statement regarding forward-looking statements

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain

adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for 2006 or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

1. Sales January to March 2007 and 2006

	2007	2006	% change	
January – March	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	9,142	7,739	+18	+20
Roche Pharmaceuticals	5,702	4,821	+18	+18
Genentech	2,547	2,056	+24	+30
Chugai	893	862	+4	+11
Diagnostics Division	2,216	2,091	+6	+6
Roche Group	11,358	9,830	+16	+17

2. Quarterly local sales growth by Division in 2006 and 2007

	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006
Pharmaceuticals Division	+19	+25	+22	+20
Roche Pharmaceuticals	+15	+25	+20	+18
Genentech	+39	+33	+37	+30
Chugai	+1	+2	+2	+11
Diagnostics Division	+5	+6	+5	+6
Roche Group	+16	+20	+18	+17

3. Quarterly sales by Division in 2006 and 2007

CHF millions	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Pharmaceuticals Division	7,739	7,838	8,335	9,382	9,142
Roche Pharmaceuticals	4,821	4,849	5,251	5,745	5,702
Genentech	2,056	2,167	2,299	2,603	2,547
Chugai	862	822	785	1,034	893
Diagnostics Division	2,091	2,181	2,143	2,332	2,216
Roche Group	9,830	10,019	10,478	11,714	11,358

4. **Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD March 2007: US, Japan and Europe/Rest of World**

	Total		US		Japan		Europe/RoW	
	CHF m	**%**	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	1,309	17%	682	13%	38	1%	589	23%
Herceptin	1,168	36%	383	7%	36	23%	749	61%
Avastin	923	41%	657	34%	-	-	266	63%
Tamiflu	865	47%	147	-8%	246	55%	472	76%
NeoRecormon/Epogin	522	-3%	-	-	124	-17%	398	3%
CellCept	476	7%	217	3%	7	21%	252	10%
Pegasys	400	15%	104	6%	10	-38%	286	23%
Xeloda	267	14%	89	2%	6	3%	172	22%
Lucentis	263	-	263	-	-	-	-	-
Tarceva	243	44%	125	9%	-	-	118	125%
Bonviva/Boniva	170	132%	120	83%	-	-	50	658%
Xenical	163	-10%	24	-24%	-	-	139	-7
Xolair	136	16%	136	16%	-	-	-	-
Valcyte/Cymevene	124	15%	56	8%	-	-	68	21%
Nutropin	117	5%	114	5%	-	-	3	0%
Pulmozyme	111	4%	65	6%	-	-	46	1%
Kytril	105	-16%	39	-28%	29	7%	37	-15%
Rocephin	100	-7%	6	-34%	12	4%	82	-5%
Neutrogin	96	11%	-	-	96	11%	-	-
Activase/TNKase	96	15%	88	18%	-	-	8	-6%

[1] Roche Pharmaceuticals, Genentech and Chugai combined [2] versus YTD March 2006

5. **Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2006 and 2007**

	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006
MabThera/Rituxan	16%	13%	17%	17%
Herceptin	103%	72%	58%	36%
Avastin	102%	55%	49%	41%
Tamiflu	133%	141%	43%	47%
NeoRecormon/Epogin	0%	-4%	-1%	-3%
CellCept	-1%	7%	7%	7%
Pegasys	3%	1%	6%	15%
Xeloda	21%	13%	16%	14%
Lucentis	-	-	-	-
Tarceva	119%	110%	71%	44%
Bonviva/Boniva	323%	929%	251%	132%
Xenical	8%	-1%	6%	-10%
Xolair	30%	34%	23%	16%
Valcyte/Cymevene	12%	26%	30%	15%
Nutropin	1%	5%	8%	5%
Pulmozyme	4%	8%	11%	4%
Kytril	-4%	0%	-10%	-16%
Rocephin	-63%	-35%	-32%	-7%
Neutrogin	12%	1%	7%	11%
Activase/TNKase	21%	9%	14%	15%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

6. **Pharmaceuticals Division quarterly local product sales growth[1] US in 2006 and 2007**

	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006
MabThera/Rituxan	16%	9%	15%	13%
Herceptin	110%	40%	29%	7%
Avastin	72%	34%	36%	34%
Tamiflu	143%	229%	33%	-8%
NeoRecormon/Epogin	-	-	-	-
CellCept	6%	9%	13%	3%
Pegasys	-10%	-11%	-6%	6%
Xeloda	24%	11%	16%	2%
Lucentis	-	-	-	-
Tarceva	46%	37%	27%	9%
Bonviva/Boniva	262%	818%	205%	83%
Xenical	15%	6%	11%	-24%
Xolair	30%	34%	23%	16%
Valcyte/Cymevene	20%	32%	38%	8%
Nutropin	1%	5%	8%	5%
Pulmozyme	0%	7%	8%	6%
Kytril	-20%	5%	-26%	-28%
Rocephin	-96%	-89%	-94%	-34%
Neutrogin	-	-	-	-
Activase/TNKase	19%	9%	11%	18%

[1] Roche Pharmaceuticals and Genentech combined

7. **Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2006 and 2007**

	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006
MabThera/Rituxan	-1%	3%	1%	1%
Herceptin	30%	33%	26%	23%
Avastin	-	-	-	-
Tamiflu	367%	6485%	36%	55%
NeoRecormon/Epogin	-9%	-22%	-12%	-17%
CellCept	20%	19%	14%	21%
Pegasys	-24%	-34%	-37%	-38%
Xeloda	-5%	-9%	-9%	3%
Lucentis	-	-	-	-
Tarceva	-	-	-	-
Bonviva/Boniva	-	-	-	-
Xenical	-	-	-	-
Xolair	-	-	-	-
Valcyte/Cymevene	-	-	-	-
Nutropin	-	-	-	-
Pulmozyme	-	-	-	-
Kytril	9%	4%	5%	7%
Rocephin	8%	2%	4%	4%
Neutrogin	12%	1%	7%	11%
Activase/TNKase	-	-	-	-

[1] Chugai

8. Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2006 and 2007

	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006
MabThera/Rituxan	20%	20%	22%	23%
Herceptin	107%	104%	87%	61%
Avastin	294%	162%	101%	63%
Tamiflu	124%	49%	52%	76%
NeoRecormon/Epogin	5%	6%	5%	3%
CellCept	-7%	4%	0%	10%
Pegasys	13%	11%	19%	23%
Xeloda	20%	16%	17%	22%
Lucentis	-	-	-	-
Tarceva	2566%	867%	211%	125%
Bonviva/Boniva	-	-	885%	658%
Xenical	7%	-3%	5%	-7%
Xolair	-	-	-	-
Valcyte/Cymevene	5%	19%	21%	21%
Nutropin	-4%	10%	14%	0%
Pulmozyme	10%	10%	16%	1%
Kytril	4%	-9%	-5%	-15%
Rocephin	-9%	-8%	-10%	-5%
Neutrogin	-	-	-	-
Activase/TNKase	33%	7%	31%	-6%

[1] Roche Pharmaceuticals

9. Top Pharmaceuticals Division quarterly product sales[1] in 2006 and 2007

CHF millions	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
MabThera/Rituxan	1,146	1,202	1,177	1,314	1,309
Herceptin	861	952	1,009	1,105	1,168
Avastin	676	713	741	832	923
Tamiflu	601	360	669	997	865
NeoRecormon/Epogin	535	565	535	592	522
CellCept	454	437	466	485	476
Pegasys	350	374	350	393	400
Xeloda	238	234	239	260	267
Lucentis	-	13	192	273	263
Tarceva	172	195	211	235	243
Bonviva/Boniva	75	92	142	179	170
Xenical	181	182	160	170	163
Xolair	124	133	135	145	136
Valcyte/Cymevene	110	113	126	139	124
Nutropin	118	126	118	132	117
Pulmozyme	109	103	108	116	111
Kytril	130	124	127	117	105
Rocephin	110	106	96	104	100
Neutrogin	93	95	91	100	96
Activase/TNKase	88	90	89	95	96

[1] Roche Pharmaceuticals, Genentech and Chugai combined

10. Pharmaceuticals Division quarterly product sales[1] in US in 2006 and 2007

CHF millions	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
MabThera/Rituxan	634	675	650	737	682
Herceptin	375	400	374	398	383
Avastin	516	527	539	606	657
Tamiflu	168	108	361	275	147
NeoRecormon/Epogin	-	-	-	-	-
CellCept	221	215	241	264	217
Pegasys	103	115	107	122	104
Xeloda	92	90	90	111	89
Lucentis	-	13	192	273	263
Tarceva	120	129	123	132	125
Bonviva/Boniva	69	78	122	144	120
Xenical	34	28	25	27	24
Xolair	124	133	135	145	136
Valcyte/Cymevene	55	59	68	77	56
Nutropin	114	123	115	127	114
Pulmozyme	64	58	62	66	65
Kytril	57	43	56	39	39
Rocephin	9	8	6	2	6
Neutrogin	-	-	-	-	-
Activase/TNKase	78	78	78	81	88

[1] Roche Pharmaceuticals and Genentech combined

11. Pharmaceuticals Division quarterly product sales[1] in Japan in 2006 and 2007

CHF millions	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
MabThera/Rituxan	41	48	49	56	38
Herceptin	32	38	40	46	36
Avastin	-	-	-	-	-
Tamiflu	170	9	57	173	246
NeoRecormon/Epogin	160	182	147	194	124
CellCept	7	8	8	9	7
Pegasys	17	16	14	15	10
Xeloda	6	7	7	7	6
Lucentis	-	-	-	-	-
Tarceva	-	-	-	-	-
Bonviva/Boniva	-	-	-	-	-
Xenical	-	-	-	-	-
Xolair	-	-	-	-	-
Valcyte/Cymevene	-	-	-	-	-
Nutropin	-	-	-	-	-
Pulmozyme	-	-	-	-	-
Kytril	29	36	34	40	29
Rocephin	13	16	13	17	12
Neutrogin	93	95	91	100	96
Activase/TNKase	-	-	-	-	-

[1] Chugai

12. Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2006 and 2007

CHF millions	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
MabThera/Rituxan	471	479	478	521	589
Herceptin	454	514	595	661	749
Avastin	160	186	202	226	266
Tamiflu	263	243	251	549	472
NeoRecormon/Epogin	375	383	388	398	398
CellCept	226	214	217	212	252
Pegasys	230	243	229	256	286
Xeloda	140	137	142	142	172
Lucentis	-	-	-	-	-
Tarceva	52	66	88	103	118
Bonviva/Boniva	6	14	20	35	50
Xenical	147	154	135	143	139
Xolair	-	-	-	-	-
Valcyte/Cymevene	55	54	58	62	68
Nutropin	4	3	3	5	3
Pulmozyme	45	45	46	50	46
Kytril	44	45	37	38	37
Rocephin	88	82	77	85	82
Neutrogin	-	-	-	-	-
Activase/TNKase	10	12	11	14	8

[1] Roche Pharmaceuticals

Translation

May 7, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Overseas Co-Promotion of Actemra®, a Treatment for Rheumatoid Arthritis

May 7, 2007 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President: Osamu Nagayama (hereinafter, Chugai)] announced today that under the terms of the license agreement signed with F. Hoffmann-La Roche [Head Office: Basel. Switzerland. Chairman and CEO: Franz B. Humer (hereinafter, Roche)] on the humanized anti-human IL-6 receptor monoclonal antibody Actemra®, it has decided not to exercise the opt-in right for co-promotion in the United States, Italy and Spain, and will co-promote the product with Roche in France, Germany and the United Kingdom.

In July 2003, Chugai and Roche signed a co-development and co-promotion license agreement granting Roche exclusive rights for Actemra®-related patents and trademark usage for the global market excluding Japan, South Korea and Taiwan. Under the agreement, Chugai holds the right for co-promotion in France, Germany and the United Kingdom, and the opt-in right for co-promotion in the United States, Italy and Spain

In France, Germany and the United Kingdom, where Chugai has its own marketing base, the two companies have started joint efforts to build the necessary organization and to plan marketing and promotion strategies. In the United States, Italy and Spain, however, Chugai decided not to exercise the opt-in right in those territories, in pursuit of maximizing the business value of Actemra® as early as possible, and in consideration of Chugai's mid-term strategy on overseas activities. Profits will be shared in France, Germany and the United Kingdom in proportion to each company's co-promotion effort.

Chugai and Roche have been advancing the co-development of Actemra® globally, and currently phase III clinical trial programs in rheumatoid arthritis are going on in 41 countries worldwide. Four out of five phase III clinical trials are scheduled to be reported by the end of the year, and Roche is planning to file for approval in Europe and in the United States in the latter part of 2007.

Chugai and Roche aims to maximize the value of Actemra® through collaboration efforts in both development and marketing activities.

[References]

About Actemra®

Actemra®, created by Chugai in collaboration with Osaka University, utilizes genetic recombinant technology to produce monoclonal antibody from mouse anti-IL-6 receptor monoclonal antibody. It works by inhibiting IL-6 biological activity through competitively blocking the binding of IL-6 to its receptor.

In Japan, Actemra® is currently being marketed as a treatment for Castleman's Disease since June 2005, and in April 2006 it was filed for additional indications of rheumatoid arthritis and systemic-onset juvenile idiopathic arthritis.

[English translation, for reference purpose only]

ARTICLES OF INCORPORATION OF CHUGAI PHARMACEUTICAL CO., LTD.

(Amended as of March 23, 2007)

CHAPTER 1 GENERAL RULES

Article 1 (Trade Name)
The Company shall be called Chugai Seiyaku Kabushiki Kaisha and the English name of the Company shall be CHUGAI PHARMACEUTICAL CO., LTD.

Article 2 (Purposes)
The purpose of the Company shall be to engage in the following businesses:
(1) Research, development, manufacturing, sale, importation, and exportation of the pharmaceuticals.
(2) Any other legally authorized business.

Article 3 (Location of Head Office)
The Company shall have its head office in Kita-ku, Tokyo.

Article 4 (Organizations)
The Company shall have the following organizations:
(1) General meeting of Shareholders;
(2) Directors;
(3) Board of Directors;
(4) Corporate Auditors;
(5) Board of Corporate Auditors;
(6) Accounting Auditor.

Article 5 (Method of Giving Public Notice)
Public notices of the Company shall be given electronically. Provided, however, that if public notice cannot be made electronically by reason of an accident or any other unavoidable event, public notices shall be given by publication of the Nihon Keizai Shimbun.

CHAPTER 2 SHARES

Article 6 (Total Number of Shares Issuable)
The total number of shares issuable of the Company shall be 799,805,050 shares.

Article 7 (Acquisition of Shares)
The Company may acquire its own shares through market transactions, etc. upon resolution of the Board of Directors.

Article 8 (Number of Shares to Constitute One Unit (tangen))
The number of shares to constitute one unit (tangen) of shares of the Company shall be 100 shares.

Article 9 (Issuance of Shares)
The Company shall issue certificates in respect of its shares.
2. Notwithstanding the preceding paragraph, the Company may choose not to issue any share certificates constituting less than one unit.

Article 10 (Rights to Share Certificates Constituting Less than One Unit)
The shareholders (including beneficial shareholders; the same applicable hereinafter) of the Company shall not exercise any rights other than the rights stated below with respect to shares constituting less than one unit:
(1) the rights stated in each item, Article 189, Paragraph 2 of the Corporate Law;
(2) the right to make a demand pursuant to Article 166, Paragraph 1 of the Corporate Law;

(3) the right to be allotted offered shares and stock acquisition rights corresponding to the number of shares owned by shareholders; and
(4) the right to make a demand pursuant to the following Article.

Article 11 (Request by a Shareholder for Sale of Shares Less than One Unit)
The shareholder of the Company may request the Company to sell such number of shares as will constitute one unit of shares when combined with shares constituting less than one unit held by the shareholder under the Share Handling Regulations.

Article 12 (Share Registrar)
The Company shall have a share registrar.
2. The share registrar and the location for the handling of its business shall be selected by resolution of the Board of Directors and public notice thereof shall be made .
3. The preparation and maintenance of the register of shareholders (including the register of beneficial shareholders; the same applicable hereinafter), a register of lost share certificates, and a register of stock acquisition rights and other matters relating to the register of shareholders, register of lost share certificates and a register of stock acquisition rights shall be entrusted to the share registrar but shall not be handled by the Company.

Article 13 (Share Handling Regulations)
Any handling relating to shares of the Company, exercise of rights by the shareholders, and fees therefor shall be governed by Share Handling Regulations to be established by the Board of Directors in addition to the laws and ordinances or the Articles of Incorporation.

Article 14 (Record Date)
The Company shall treat the shareholders with voting rights entered or recorded in the last register of shareholders as of December 31 of each year as shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders relating to the relevant financial year.

CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS

Article 15 (Convocation of a General Meeting of Shareholders)
The ordinary general meeting of shareholders of the Company shall be convened in March of each year, and an extraordinary general meeting of Shareholders shall be convened when necessary.
2. Unless otherwise provided in laws and ordinances, the President shall convene a general meeting of shareholders in accordance with a resolution of the Board of Directors. In case the President is unable to convene, another Director shall, in the order previously fixed by the Board of Directors, convene such meeting.
3. The general meeting of Shareholders of the Company shall be convened in Tokyo.

Article 16 (Disclosure on Internet of Reference Materials for General Meeting of Shareholders Deemed and Deemed Provision of that Information)
If the Company discloses information relating to matters stated or indicated in reference documents, business report, accounting documents and consolidated financial statements (including Accounting Auditor's report and Corporate Auditors' report relating to any such consolidated accounting documents) in connection with convening the general meeting of shareholders through the Internet pursuant to the Ordinance of the Ministry of Justice, the Company may deem that it has provided the same to shareholders.

Article 17 (Chairman of the General Meeting of Shareholders)
The President shall act as a chairman of the general meeting of shareholders. In case the

President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place.

Article 18 (Method of Ordinary Resolution)
Unless otherwise provided in laws and ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present who are entitled to exercise voting rights.

Article 19 (Exercise of Voting Rights by Proxy)
A shareholder may exercise his/her voting rights through another shareholder having voting rights in the Company, as his/her proxy.

CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS

Article 20 (Election of Directors)
Directors shall be elected at a general meeting of shareholders by resolution.
2. The resolution for the election of Directors shall be adopted by a majority of the votes of shareholders present at a general meeting of shareholders a quorum of which is shareholders holding shares representing not less than one-third (1/3) of the total number of the voting rights of all shareholders who may exercise voting rights.
3. The resolution for the election of Directors shall not be by cumulative voting.

Article 21 (Term of Office of Directors)
The term of office of Directors shall be until the close of the ordinary general meeting of shareholders held with respect to the last business term ending within two (2) years after election.

Article 22 (Convening a Meeting of the Board of Directors and Chairman)
The President shall, unless otherwise provided in laws and ordinances, convene a meeting of the Board of Directors, and shall act as a Chairman of such meeting. In case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, convene and act as a chairman.
2. The notice of convocation of a meeting under the preceding paragraph shall be notified to each Director and each Corporate Auditor one (1) week prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of the Directors and Corporate Auditors.

Article 23 (Omission of Resolutions of Board of Directors Meetings)
The Company may, when all of the Directors who are entitled to vote on a proposal indicate their consent in writing or by electromagnetic record, deem such indication to be the resolution of the Board of Directors adopting the proposal, unless the Corporate Auditors have stated their objection to that proposal.

Article 24 (Regulations of the Board of Directors)
Unless otherwise provided by laws and ordinances and in these Articles of Incorporation, any matter relating to the Board of Directors shall be governed by the regulations of the Board of Directors established by the Board of Directors.

Article 25 (Representative Directors and Directors with Specific Titles)
Representative Directors shall be elected by resolution of the Board of Directors.
2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President.

Article 26 (Remuneration, Etc. for Directors)
Remuneration, bonuses, and other financial benefits of Directors given by the Company in

consideration of the performance of duties to Directors shall be determined by resolution of a general meeting of shareholders.

Article 27 (Agreement with External Director to Limit Liability)

The Company and external Directors may, if a case falls under requirements specified by laws and ordinances regarding the liability of Director under Article 423, Paragraph 1 of the Corporate Law, enter into an agreement which limits the liability of such external Directors; provided that the limit of such liability shall be the amount of equal to the minimum liability limit regulated by laws and ordinances.

CHAPTER 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 28 (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders by its resolution.

2. The resolution for the election of Corporate Auditors shall be adopted by a majority of the votes of shareholders present at a shareholders meeting a quorum of which is shareholders holding shares representing not less than one-third (1/3) of the total number of the voting rights of shareholders who may exercise voting rights.

Article 29 (Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall be until the close of the ordinary general meeting of shareholders held with respect to the last business term ending within four (4) years after election.

2. The term of office of Corporate Auditors elected to fill vacancies shall expire at the same time as the term of office of their predecessor would have expired.

Article 30 (Convening a Meeting of the Board of Corporate Auditors)

The notice of convocation of a meeting of the Board of Corporate Auditors shall be notified to each Corporate Auditor three (3) days prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of Corporate Auditors.

Article 31 (Regulations of the Board of Corporate Auditors)

Unless otherwise provided in laws and ordinances and in these Articles of Incorporation, any matter relating to the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Article 32 (Full-time Corporate Auditors)

The Board of Corporate Auditors shall elect one (1) or more full-time Corporate Auditors among all the Corporate Auditors.

Article 33 (Remuneration of Corporate Auditors)

Remuneration of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 34 (Agreement with External Corporate Auditor to Limit Liability)

The Company and external Corporate Auditor may, if a case falls under requirements specified by laws and ordinances regarding the liability of Corporate Auditors under Article 423, Paragraph 1 of the Corporate Law, enter into an agreement which limits the liability of such external Corporate Auditor; provided that the limit of such liability shall be the amount equal to the minimum liability limit regulated by laws and ordinances.

CHAPTER 6 ACCOUNTING

Article 35 (Business Year)

The Company's business year shall be from January 1 to December 31 of each year.

Article 36 (Distribution of Surplus)

The Company may, by resolution of a general meeting of shareholders, make term-end dividends to the shareholders or registered or recorded pledgees appearing on the last register of shareholders as of December 31 of each year.

2. The Company may, by resolution of the Board of Directors, make interim dividends to the shareholders or registered or recorded pledgees appearing on the last register of shareholders as of June 30 in each year.

Article 37 (Period of Limitations for Dividends, Etc.)

Regarding distribution of surplus, if assets to be distributed as dividend are cash, the Company shall be exempt from the obligation to pay dividend if such dividend is not received for three (3) full years following the date when payment becomes due.

CHUGAI
Roche Group

CHUGAI PHARMACEUTICAL CO., LTD.

[Translated summary for informational purpose only]

March 23, 2007

To our Shareholders:

NOTICE OF RESOLUTION OF
THE 96th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 96th Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

OSAMU NAGAYAMA
President & CEO
CHUGAI PHARMACEUTICAL
CO., LTD. (the "Company")
5-1, Ukima 5-chome, Kita-ku,
Tokyo

PARTICULARS

Matters Reported:

(1) The Business Report for the Business Term (January 1, 2006 to December 31, 2006), the Consolidated Financial Statements for the Business Term, and Accounting Documents for the Business Term;

(2) The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

The contents of the above were reported.

Matters Resolved:
First Item of Business: Proposed Disposition of Surplus

This item was approved and resolved as originally proposed. Disposition of surplus for the end of the Term was decided to be 18 yen per share of common stock of the Company, or 9,974,338,920 yen in an aggregate amount.

Second Item of Business: Partial Amendment to the Articles of Incorporation

This item was approved and resolved as originally proposed.

In connection with the coming into force of the Corporate Law (Law No. 86, 2005) on May 1, 2006, the Articles of Incorporation of the Company was changed.

(1) With respect to the matters which were deemed to be provided in the Articles of Incorporation after the enforcement of the Corporate Law, the Company established and amended provisions to reflect those changes pursuant to the "Law regarding the Development of Laws Related to the Enforcement of the Corporate Law" (Law No. 87, 2005).

(2) Citations from the former Commercial Code of Japan in the Articles of Incorporation were replaced by the relevant provisions of the Corporate Law and, at the same time, the terms and expressions in the Articles of Incorporation were changed to adopt the terms and

expressions provided in the Corporate Law.

(3) By virtue of the coming into force of the Corporate Law, the requirement for the description of the purposes of the Company in the Articles of Incorporation has been alleviated. Accordingly, the Company stated the principal business, and other businesses were integrated into the general statement.

(4) In order to adopt the following system provided in the Corporate Law, the Company made necessary changes in each of the relevant provisions of the Articles of Incorporation.

(i) The Company established provisions to reasonably limit the rights to shares constituting less than one unit.

(ii) The Company established provisions to enable it to provide the shareholders with the reference materials for a general meeting of shareholders by disclosing such material through the Internet pursuant to the Ordinance of the Ministry of Justice.

(iii) The number of proxies who may exercise voting rights at a general meeting of shareholders was fixed.

(iv) The Company established provisions to allow the Board of Directors to adopt resolutions in writing in cases where certain conditions are fulfilled. The purpose is to enable the Board of Directors to act with flexibility whenever necessary.

(v) The Company established provisions that the Company may conclude an agreement with an external Corporate Auditor to limit his or her liability. The purpose is to enable the Company to have an appropriate person as its external Corporate Auditor and to allow him or her to properly perform such duties as expected.

(5) In line with the changes stated above, any other necessary amendment to other provisions including modifications of certain wordings and renumbering was made.

Third Item of Business: Election of Three (3) Directors

This item was approved and resolved as originally proposed.

Three Directors, namely, Mr. Mitsuo Ohashi, Mr. Abraham E. Cohen and Prof. Dr. Jonathan K.C. Knowles were reelected and all assumed their respective offices.
Three Directors, namely, Mr. Mitsuo Ohashi, Mr. Abraham E. Cohen and Prof. Dr. Jonathan K.C. Knowles satisfy the condition of external Director.

Fourth Item of Business: Election of One (1) Corporate Auditor

This item was approved and resolved as originally proposed.
One Corporate Auditor, namely, Mr. Motoshi Matsumoto, was newly elected and assumed his office.

Fifth Item of Business: Payment of Bonuses to Directors

This item was approved and resolved as originally proposed.
It was determined that the bonuses in an aggregate amount of 175,420,000 yen are to be paid to six (6) Directors with executive power, out of thirteen (13) Directors in office as at the end of the business term under review.

Sixth Item of Business: Revision of Remuneration for Directors as a Group

This item was approved and resolved as originally proposed.
It was determined that the annual remuneration for Directors as a group to be revised to an amount equal to or less than 750,000,000 yen.

Seventh Item of Business: Allotment of Stock Acquisition Rights as Stock Option Compensation to Directors

This item was approved and resolved as originally proposed.
It was determined that up to and including 1,450 units of, and up to and including 170,000,000 yen equivalent of stock acquisition rights as stock option compensation are to be allotted to six (6) Directors with executive power.

- End -

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

RECEIVED

2007 JUN -6 A 8:53

May 29, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: T. Tsuchiya
Name: Toshihiko Tsuchiya
Title: General Manager of
General Affairs Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

1. Annual Report for the year ended December 31, 2006 (Attachment 1)

2. Facts and Figures 2006 (Attachment 2)

B. Japanese Language Documents.

1. Amendment dated June 5, 2006, of the Annual Securities Report for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (dated March 23, 2006) (brief description of which is set forth in Exhibit B)

2. Annual Securities Report, dated March 23, 2007, for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (brief description of which is set forth in Exhibit B)

3. Amendment dated March 27, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007) (brief description of which is set forth in Exhibit B)

4. Extraordinary Report, dated March 23, 2007 (brief description of which is set forth in Exhibit B)

5. Amendment dated April 9, 2007, of the Extraordinary Report (dated March 23, 2007) (brief description of which is set forth in Exhibit B)

6. Report as to acquisition of its own shares by the Company, dated March 8, 2007, for the period from February 8, 2007 through February 28, 2007 (brief description of which is set forth in Exhibit B)

7. Report as to acquisition of its own shares by the Company, dated April 4, 2007, for the period from March 1, 2007 through March 31, 2007 (brief description of which is set forth in Exhibit B)

8. Overview of consolidated company performance (unaudited) for the first quarter of fiscal year 2007, dated April 23, 2007 (English translation as Attachment 3)

9. Revision of Interim Financial Outlook for Fiscal Year 2007 (January 1- December 31, 2007), dated April 23, 2007 (English translation as Attachment 4)

10. Correction of Consolidated Company Performance (for the first quarter of fiscal year 2007.12 ended March 31, 2007), dated April 27, 2007 (English translation as Attachment 5)

11. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

a. Document titled "Notice Concerning Acquisition of the Company's Own Shares through ToSTNet-2" dated March 8, 2007 (English translation as Attachment 6)

b. Document titled "Notice Concerning the Results of Acquisition of the Company's Own Shares through ToSTNet-2" dated March 9, 2007 (English translation as Attachment 7)

c. Document titled "Notice Concerning the Results and the Completion of Acquisition of the Company's Own Shares" dated March 20, 2007 (English translation as Attachment 8)

d. Document titled "Notice of Issuance of Stock Options (Stock Acquisition Rights)" dated March 23, 2007 (English translation as Attachment 9)

e. Document titled "Determination of Terms and Conditions of Stock Acquisition Rights (Stock Options)" dated April 9, 2007 (English translation as Attachment 10)

f. Document titled "F. Hoffmann-La Roche Announces First Quarter Sales 2007" dated April 18, 2007 (English translation as Attachment 11)

g. Document titled "Overseas Co-Promotion of Actemra®, a Treatment for Rheumatoid Arthritis" dated May 7, 2007 (English translation as Attachment 12)

12. Annual Business Report (including summary annual financial statements) for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (brief description of which is set forth in Exhibit B)

13. Articles of Incorporation of Chugai Pharmaceutical Co., Ltd. (Amended as of March 23, 2007) (English translation as Attachment 13)

14. Commercial Register (brief description of which is set forth in Exhibit B)

15. Notice of resolution of the 96th annual general meeting of shareholders, dated March 23, 2007 (Summary English translation as Attachment 14)

16. Confirmation of the adequacy of Annual Securities Report, dated March 23, 2007, for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (brief description of which is set forth in Exhibit B)

17. Corporate Governance Report dated April 11, 2007 (brief description of which is set forth in Exhibit B)

[End]

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Amendment dated June 5, 2006, of the Annual Securities Report for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (dated March 23, 2006)

   Under the Securities and Exchange Law of Japan (the "Securities Law"), in the event the Annual Securities Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an Amendment of the Annual Securities Report. An Amendment of the Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

   In the Amendment dated June 5, 2006, the Company corrects a minor mistake in the Annual Securities Report for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (dated March 23, 2006).

2. Annual Securities Report (including audited financial statements), dated March 23, 2007, for the fiscal period commencing January 1, 2006, and ending December 31, 2006

   Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau an Annual Securities Report within three months following the end of each fiscal year, i.e., December 31. An Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

   The information contained in the above-referenced Annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management, for the fiscal year ended December 31, 2006. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended December 31, 2006 are also included in the report (an English translation of such financial statements is included in the brief announcements of consolidated and non-consolidated financial statements for the fiscal year ended December 31, 2006, and the supplementary materials for consolidated financial results for fiscal year ended December 31, 2006, all of which were submitted to the Securities and Exchange Commission on March 20, 2007).

3. Amendment dated March 27, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007)

   Under the Securities Law, in the event the Annual Securities Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an

Amendment of the Annual Securities Report. An Amendment of the Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the Amendment dated March 27, 2007 includes details of the granting of the stock acquisition rights, granted on April 9, 2007, such as the number of shares in scope of the stock acquisition rights and the amount to be paid upon exercise of the stock acquisition rights.

4. Extraordinary Report, dated March 23, 2007

Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau an Extraordinary Report, and such should be done, without delay, after the occurrence of certain events designated in the Securities Law. An Extraordinary Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the Extraordinary Report dated March 23, 2007 includes details of the granting of the stock acquisition rights, granted on April 9, 2007, such as the number of the stock acquisition rights to be granted and the issue price of the stock acquisition rights. Information concerning the stock acquisition rights is also included in the document titled "Notice of Issuance of Stock Option (Stock Acquisition Rights)" dated March 23, 2007, which is submitted herewith as Attachment 9, and the document titled "Determination of Terms and Conditions of Stock Acquisition Rights (Stock Options)" dated April 9, 2007, which is submitted herewith as Attachment 10.

5. Amendment dated April 9, 2007, of the Extraordinary Report (dated March 23, 2007)

Under the Securities Law, in the event the Extraordinary Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an Amendment of the Extraordinary Report. An Amendment of the Extraordinary Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the Amendment dated April 9, 2007 includes details of the granting of the stock acquisition rights, granted on April 9, 2007, such as the number of the stock acquisition rights to be granted and the amount to be paid upon exercise of the stock acquisition rights.

6. Report as to acquisition of its own shares by the Company, dated March 8, 2007, for the period from February 8, 2007 through February 28, 2007

Under the Company Law of Japan, a company can, upon the authorization at its general meeting of shareholders or its meeting of the Board of Directors subject to the certain requirements, purchase its own shares up to the number authorized by the said

general meeting of shareholders or its meeting of the Board of Directors within the aggregate purchase price not exceeding the amount available for dividend. In light of the foregoing, the Securities Law requires a listed company which has been authorized to purchase its own shares by its general meeting of shareholders or its meeting of the Board of Directors, to submit to the relevant local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a listed company is made public at a relevant local financial bureau, the stock exchanges on which the shares of the listed company are listed and at the head office and major branch offices of the listed company pursuant to the Securities Law.

The information contained in a Share Purchase Report includes (i) the status of the purchase under the resolution of the general meeting of shareholders or the meeting of the Board of Directors, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the number of shares held by the Company in treasury.

The above-captioned Share Purchase Report for the period from February 8, 2007 (the next day of the date of the board resolution) through February 28, 2007 states that the total number of the Company's shares held in treasury as of February 28, 2007 is 5,358,105.

7. <u>Report as to acquisition of its own shares by the Company, dated April 4, 2007, for the period from March 1, 2007 through March 31, 2007</u>

The above-captioned Share Purchase Report for March states that the Company purchased 9,500,000 shares of the Company at an aggregate price of 27,583,568,000 yen during March pursuant to the resolution adopted at the meeting of the Board of Directors held on February 7, 2007, and that the total number of the Company's shares held in treasury as of March 31, 2007 is 14,847,200.

8. <u>Annual Business Report (including summary annual financial statements) for the fiscal period commencing January 1, 2006 and ending December 31, 2006</u>

An Annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced Annual Business Report are a brief summary of business conditions and financial statements.

9. <u>Commercial Register</u>

Commercial Register is administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

10. <u>Confirmation of the adequacy of Annual Securities Report, dated March 23, 2007, for the fiscal period commencing January 1, 2006 and ending December 31, 2006</u>

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), the Company is required to file with the Tokyo Stock Exchange a Confirmation of the adequacy of an Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report. A Confirmation of the adequacy of an Annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

11. Corporate Governance Report dated April 11, 2007

Under the Timely Disclosure Regulation, in the event the Corporate Governance Report must be amended, the Company is required to file with the Tokyo Stock Exchange a revision of the Corporate Governance Report. A revision of the Corporate Governance Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

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